AGREEMENT AND PLAN OF MERGER
by and among
THE ANDERSONS, INC.,
BRISKET MERGER SUB 1, LLC,
BRISKET MERGER SUB 2, LLC,
BRISKET MERGER SUB 3, LLC,
LGC GROUP, INC.,
LANSING TRADE GROUP, LLC,
and
SELLERS REPRESENTATIVE
October 15, 2018

	3.18	Employees.	38
	3.19	Customers.	39
	3.20	Suppliers.	40
	3.21	International Trade and Anti-Corruption Matters.	40
	3.22	Brokerage	40
	3.23	Mine Safety and Health.	41
	3.24	LGC Matters.	41

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE MERGER SUBS		44
	4.01	Organization and Corporate Power.	44
	4.02	Authorization.	45
	4.03	No Violation.	45
	4.04	Governmental Authorities; Consents.	46
	4.05	Litigation.	46
	4.06	Brokerage.	46
	4.07	Financing.	46
	4.08	Purchaser Shares.	46
	4.09	No Shareholder Approval.	46
	4.10	Purchaser SEC Reports.	47
	4.11	Issuance of Shares; Listing and Maintenance Requirements.	47

ARTICLE V	COVENANTS OF THE COMPANY		48
	5.01	Conduct of the Business.	48
	5.02	Access to Books and Records.	50
	5.03	Conditions.	51
	5.04	Exclusive Dealing.	51
	5.05	Notification.	51
	5.06	280G Approval.	51
	5.07	Company Unitholder Meeting; Support Agreements.	52
	5.08	Termination of Affiliate Agreements.	52
	5.09	Termination of 401(k) Plans.	52

ARTICLE VI	COVENANTS OF THE PURCHASER		53
	6.01	Books and Records.	53
	6.02	Notification.	54
	6.03	Director and Officer Liability and Indemnification.	54
	6.04	Conditions.	55
	6.05	Employment and Benefit Arrangements.	55
	6.06	Rule 144 and Restrictive Legends; Nasdaq Listing.	57
	6.07	Merger Subs.	57

ARTICLE VII	TERMINATION		57

	7.01	Termination.	57
	7.02	Effect of Termination.	58

ARTICLE VIII	ADDITIONAL COVENANTS		59
	8.01	Survival of Representations, Warranties, Covenants, Agreements and Other Provisions; Indemnification.	59
	8.02	Tax Matters.	67
	8.03	Further Assurances.	69
	8.04	Regulatory Filings; Consents.	69
	8.05	Restrictive Legend.	71

ARTICLE IX	DEFINITIONS		72
	9.01	Definitions.	72
	9.02	Other Definitional Provisions.	89

ARTICLE X	MISCELLANEOUS		90
	10.01	Press Releases and Communications.	90
	10.02	Expenses.	90
	10.03	Notices.	91
	10.04	Assignment.	92
	10.05	Severability.	92
	10.06	References.	92
	10.07	Construction.	93
	10.08	Amendment and Waiver.	93
	10.09	Complete Agreement.	93
	10.10	Third-Party Beneficiaries.	94
	10.11	Waiver of Trial by Jury.	94
	10.12	Specific Performance.	94
	10.13	Delivery.	94
	10.14	Counterparts.	95
	10.15	Governing Law.	95
	10.16	Consent to Jurisdiction.	95
	10.17	Payments under this Agreement.	96

EXHIBITS
Exhibit A    Form of Management Restrictive Covenant Agreement
Exhibit B    Form of Support Agreement
Exhibit C    Form of Company Withholding Certificate
Exhibit D-1    Form of Seller Withholding Certificates - Entities
Exhibit D-2    Form of Seller Withholding Certificates - Individuals
Exhibit E    Form of Restricted Stock Award Agreement
Exhibit F    Employment Agreement with Bill Krueger
Exhibit G    Form of Accredited Investor Questionnaire
ANNEXES

Annex I	Merger Consideration Allocations

Annex II	Allowed Unaccredited Investors

Annex III	Unvested Company RMU and Company MUR Holders Receiving Purchaser RSAs

Annex IV	LGC Allocation Percentages

Annex V	Net Working Capital Calculation

Annex VI	Example Payment Schedule

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 15, 2018, is made by and among The Andersons, Inc., an Ohio corporation (the "Purchaser"), Brisket Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of Purchaser ("Merger Sub 1"), Brisket Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of Merger Sub 1 ("Merger Sub 2"), Brisket Merger Sub 3, LLC, a Delaware limited liability company and wholly-owned subsidiary of Purchaser ("Merger Sub 3" and, collectively with Merger Sub 1 and Merger Sub 2, the "Merger Subs"), LGC Group, Inc., a Michigan corporation ("LGC"), Lansing Trade Group, LLC, a Delaware limited liability company (the "Company"), and Sam Freitag, solely in his capacity as representative of the Sellers hereunder (the "Sellers Representative"). Each of Purchaser, Merger Sub 1, Merger Sub 2, Merger Sub 3, LGC, the Company and the Sellers Representative are sometimes referred to herein as a "Party" and collectively as the "Parties". Capitalized terms used and not otherwise defined herein have the meanings set forth in Article IX below.
WHEREAS, LGC desires, subject to the satisfaction or waiver of the conditions set forth herein, to merge Merger Sub 2 with and into LGC, with LGC continuing as the surviving entity (the "First LGC Merger");
WHEREAS, immediately following the consummation of the First LGC Merger, LGC (as the surviving entity in the First LGC Merger) desires to merge with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving entity (the "Second LGC Merger" and, together with the First LGC Merger, the "LGC Mergers");
WHEREAS, the Company desires, subject to the satisfaction or waiver of the conditions set forth herein, to merge Merger Sub 3 with and into the Company (the "Final Merger" and, collectively with the First LGC Merger and the Second LGC Merger, the "Mergers"), with the Company continuing as the surviving entity (the "Surviving Company");
WHEREAS, for United States federal income tax purposes, the First LGC Merger and the Second LGC Merger are steps of a plan to acquire LGC and it is intended that the LGC Mergers, taken together, qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code and the Treasury Regulations promulgated thereunder, and this Agreement is intended to be and is adopted as a "plan of reorganization" within the meaning of Section 1.368‑2(g) of the Treasury Regulations and for purposes of Sections 354 and 361 of the Code and Treasury Regulations thereunder (collectively, the "LGC Intended Tax Treatment");
WHEREAS, the respective boards of directors or boards of managers, as applicable, of Purchaser, the Merger Subs, LGC and the Company have, on the terms and subject to the conditions set forth in this Agreement, [unanimously] (i) determined that the Mergers are fair to, and in the best interest of, their respective companies and (ii) authorized and approved this Agreement, the Mergers and the consummation of the transactions contemplated hereby;

WHEREAS, Purchaser (in its capacity as the sole member of Merger Sub 1 and Merger Sub 3) has (i) declared the advisability of this Agreement and (ii) authorized and approved this Agreement, the Mergers and the consummation of the transactions contemplated hereby;
WHEREAS, Merger Sub 1 (in its capacity as the sole member of Merger Sub 2) has (i) declared the advisability of this Agreement and (ii) authorized and approved this Agreement, the Mergers and the consummation of the transactions contemplated hereby;
WHEREAS, the stockholders of LGC (collectively, the "LGC Stockholders"), having sufficient voting power to adopt this Agreement and approve the terms of the Mergers, have (i) declared the advisability of this Agreement and (ii) authorized and approved this Agreement, the Mergers and the consummation of the transactions contemplated hereby;
WHEREAS, in accordance with Section 18-209 of the Delaware limited liability company act (the "DLLCA") and the Company LLC Agreement, the Company will hold a meeting of the Company Unitholders to obtain the Unitholder Approval no later than October 22, 2018; and
WHEREAS, concurrently with the execution and delivery of, and as a material inducement to Purchaser and the Merger Subs to enter into, this Agreement, (i) Bill Krueger has entered into an employment agreement, effective as of the Closing Date, in the form attached as Exhibit F hereto (the "Employment Agreement") with Purchaser, (ii) the Sellers set forth on Schedule 1.01(i) have entered into a restrictive covenant agreement, effective as of the Closing Date, in the form of Exhibit A (the "Management Restrictive Covenant Agreement") and (iii) certain Sellers set forth on Schedule 1.01(ii) have entered into a support agreement in the form attached as Exhibit B hereto (the "Support Agreement").
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I

MERGERS
1.01    Mergers.
(a)    First LGC Merger. At the First LGC Effective Time, subject to and upon the terms and conditions set forth in this Agreement, the applicable provisions of the Michigan Business Corporation Act ("MBCA"), the DLLCA and the organizational and governing documents of LGC, Merger Sub 2 shall be merged with and into LGC, the separate limited liability company existence of Merger Sub 2 shall cease, and LGC shall continue as the surviving company with a principal place of business located at 10975 Benson St., #440, Overland Park, Kansas 66210. The First LGC Merger shall be effective at such time as the certificate of merger with respect to the First LGC Merger (in a form reasonably acceptable to LGC and Purchaser) (the "First LGC Certificate of

Merger") is duly filed with and accepted for record by the Secretary of State of the State of Michigan or such later time as the parties may specify in the First LGC Certificate of Merger (the "First LGC Effective Time").
(b)    Second LGC Merger. At the Second LGC Effective Time, subject to and upon the terms and conditions set forth in this Agreement, the applicable provisions of the MBCA and the DLLCA and the limited liability company agreement of Merger Sub 1, LGC shall be merged with and into Merger Sub 1, the separate corporate existence of LGC shall cease, and Merger Sub 1 shall continue as the surviving company with a principal place of business located at 1947 Briarfield Boulevard, Maumee, Ohio 43537. The Second LGC Merger shall be effective at such time as the certificate of merger with respect to the Second LGC Merger (in a form reasonably acceptable to LGC and Purchaser) (the "Second LGC Certificate of Merger") is duly filed with and accepted for record by the Secretary of State of the State of Delaware or such later time as the parties may specify in the Second LGC Certificate of Merger (the "Second LGC Effective Time").
(c)    Final Merger. At the Final Effective Time, subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of the DLLCA and the Company LLC Agreement, Merger Sub 3 shall be merged with and into the Company, the separate limited liability company existence of Merger Sub 3 shall cease, and the Company shall continue as the Surviving Company. The Final Merger shall be effective at such time as the certificate of merger with respect to the Final Merger (in a form reasonably acceptable to Company and Purchaser) (the "Final Merger Certificate" and, collectively with the First LGC Merger Certificate and Second LGC Merger Certificate, the "Certificates of Merger") is duly filed with and accepted for record by the Secretary of State of the State of Delaware or such later time as the parties may specify in the Final Certificate of Merger (the "Final Effective Time" and, collectively with the First LGC Effective Time and the Second LGC Effective Time, the "Effective Times").
1.02    Effects of the Mergers.
At the Effective Times, by virtue of the Mergers and without any further action by any other Person:
(a)    at the First LGC Effective Time, (i) all of the properties, rights, privileges, powers and franchises of LGC and Merger Sub 2 shall vest in LGC as the surviving entity of the First LGC Merger and all debts, liabilities, obligations and duties of LGC and Merger Sub 2 shall become debts, liabilities, obligations and duties of such surviving entity; (ii) the certificate of incorporation of LGC (as the surviving entity of the First LGC Merger) shall be amended and restated in accordance with the certificate of incorporation attached to the First LGC Certificate of Merger; (iii) the bylaws of LGC (as the surviving entity of the First LGC Merger) shall be amended and restated in a form acceptable to Purchaser in its discretion; and (iv) the managers and officers of Merger Sub 2 at the First LGC Effective Time shall be the directors and officers of such surviving entity, in each case until successors are duly elected or appointed in accordance with the certificate of incorporation and bylaws of such surviving entity;

(b)    at the Second LGC Effective Time, (i) all of the properties, rights, privileges, powers and franchises of LGC (as the surviving entity of the First LGC Merger) and Merger Sub 1 shall vest in Merger Sub 1 as the surviving entity of the Second LGC Merger and all debts, liabilities, obligations and duties of LGC (as the surviving entity of the First LGC Merger) and Merger Sub 1 shall become debts, liabilities, obligations and duties of such surviving entity; (ii) the certificate of formation of Merger Sub 1, as in effect immediately prior to the Second LGC Effective Time, shall be the certificate of formation of such surviving entity as of the Second LGC Effective Time; (iii) the limited liability company agreement of Merger Sub 1, as in effect immediately prior to the Second LGC Effective Time, shall be the limited liability company agreement of such surviving entity as of the Second LGC Effective Time; and (iv) the managers and officers of Merger Sub 1 at the Second LGC Effective Time shall be the managers and officers of such surviving entity, in each case until successors are duly elected or appointed in accordance with the limited liability company agreement of such surviving entity; and
(c)    at the Final Effective Time, (i) all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub 3 shall vest in the Company as the Surviving Company and all debts, liabilities, obligations and duties of the Company and Merger Sub 3 shall become debts, liabilities, obligations and duties of the Surviving Company; (ii) the certificate of formation of Merger Sub 3, as in effect immediately prior to the Final Effective Time, shall be the certificate of formation of the Surviving Company as of the Final Effective Time, except that all references to Merger Sub 3 in the certificate of formation shall be changed to refer to "Lansing Trade Group, LLC"; (iii) the limited liability company agreement of Merger Sub 3, as in effect immediately prior to the Final Effective Time, shall be the limited liability company agreement of the Surviving Company as of the Final Effective Time, except that all references to Merger Sub 3 in the limited liability company agreement shall be changed to refer to "Lansing Trade Group, LLC"; and (iv) the managers and officers of Merger Sub 3 at the Final Effective Time shall be the managers and officers of the Surviving Company, in each case until successors are duly elected or appointed in accordance with the limited liability company agreement of the Surviving Company.
1.03    Treatment of Equity Interests in the Mergers.
At the Effective Times, by virtue of the Mergers and without any further action by any other Person:
(a)    at the First LGC Effective Time, (i) each unit of Merger Sub 2 issued and outstanding immediately prior to the First LGC Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of the surviving entity in the First LGC Merger; (ii) each share of LGC issued and outstanding immediately prior to the First LGC Effective Time (other than any such shares held in the treasury of LGC, all of which shall be cancelled and extinguished without any conversion thereof and no payment shall be made with respect thereto) shall be cancelled, extinguished and converted into the right of the holder thereof to receive, upon delivery of a validly executed and duly completed Letter of Transmittal, in a customary form mutually acceptable to Purchaser and the Company and not inconsistent with the terms of the Support Agreement (a "Letter of Transmittal") and subject to the terms of this Agreement, the following: (A) such holder's LGC Allocation Percentage (as set forth on Annex I and Annex IV) multiplied by the result of (x) the total number of Company Units held by LGC as of immediately prior to the Final Effective Time, multiplied by (y) the Per Unit Closing Consideration, such amount to be paid in cash and Purchaser Shares based on the ratio set forth opposite such holder's name on Annex I and Annex IV, and (B) the Additional Merger Consideration payable to such holder (if any);
(b)    at the Second LGC Effective Time, (i) each share of the surviving entity in the First LGC Merger shall be converted into and become one validly issued, fully paid and non-assessable unit of the surviving entity in the Second LGC Merger and (ii) each unit of Merger Sub 1 shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;
(c)    at the Final Effective Time, each unit of Merger Sub 3 issued and outstanding immediately prior to the Final Effective Time will be converted into and become one validly issued, fully paid and non-assessable unit of the Surviving Company;
(d)    at the Final Effective Time, each Company Unit that is held in the treasury of the Company shall automatically be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;
(e)    at the Final Effective Time, each Company Unit that is held by Purchaser, its Subsidiaries (including Merger Sub 1 (as the surviving entity in the Second LGC Merger)) or Affiliates as of the Final Effective Time shall be converted into a number of validly issued, fully paid and non-assessable units of the Surviving Company which equates to the percentage ownership of Company Units held by such Persons immediately prior to the Final Effective Time;
(f)    at the Final Effective Time, each Company Unit and each Company RMU (except for the unvested Company RMUs which are being substituted for RSAs pursuant to Section 1.04(a)) issued and outstanding immediately prior to the Final Effective Time (other than Company Units and Company RMUs held in the treasury of the Company and any Company Units and Company RMUs held by Purchaser, its Subsidiaries (including Merger Sub 1 (as the surviving entity in the Second LGC Merger)) or Affiliates) shall be cancelled, extinguished and converted into the right of the holder thereof to receive, upon delivery of a validly executed and duly completed Letter of Transmittal and subject to the terms of this Agreement, the following: (i) an amount equal to the result of (A) the total number of Company Units and vested Company RMUs held by such holder as of immediately prior to the Final Effective Time, multiplied by (B) the Per Unit Closing Consideration, such amount to be paid in cash and Purchaser Shares based on the ratio set forth opposite such holder's name on Annex I and (ii) the Additional Merger Consideration payable to each such holder (if any); and

(g)    notwithstanding the foregoing, (i) in the event that any holder of Company Units or vested Company RMUs who would otherwise receive Purchaser Shares in connection with the Mergers does not deliver to Purchaser satisfactory evidence that such holder qualifies as an "accredited investor" within the meaning of Regulation D under the Securities Act, including the investor questionnaire in the form of Exhibit G hereto (an "Investor Questionnaire"), within three Business Days prior to Closing then such holder shall receive only cash consideration and shall not receive any Stock Merger Consideration and (ii) in the event that the holders of Company Units or vested Company RMUs set forth on Annex II deliver a duly completed and validly executed Investor Questionnaire to Purchaser no later than three Business Days prior to the Closing, then, regardless of whether such holders actually qualify as accredited investors, such holders shall nonetheless be entitled to receive the Stock Merger Consideration allocable to such holders as set forth on Annex I, it being understood that the Company may supplement Annex II after the date hereof with three Business Days' prior written notice to Purchaser and provided that the total number of Persons listed thereon shall in no event exceed 35 Persons.
1.04    Treatment of Company Equity-Based Compensation Awards.
(a)    Company RMUs. At the Final Effective Time, the holders of the currently unvested Company RMUs set forth on Annex III hereto will receive a substituted restricted stock award ("RSA") as set forth on Annex III. Purchaser will take all actions necessary to issue the RSAs under The Andersons Inc. 2014 Long-Term Incentive Compensation Plan (the "Anderson Incentive Plan") or such other applicable equity incentive plan, including entering into a Restricted Stock Award Agreement in the form of Exhibit D hereto, with the vesting schedule set forth on Annex III. The number of Purchaser Shares underlying such RSAs will be calculated using the Average Purchaser Share Price. Effective as of immediately prior to the Final Effective Time, the holders of the unvested Company RMUs set forth on Annex I, shall be converted into the right to receive the payments and consideration set forth in Section 1.03(f) in the ratios set forth opposite each such Person's name on Annex I, in each case to the extent consistent with the treatment of Company RMUs under the RMU Plan.
(b)    Company UARs. At the Final Effective Time, each then-outstanding and unexercised In-the-Money Company UAR shall be treated in accordance with the UAR Plan and as a result of the Closing of the Mergers shall automatically be cancelled, extinguished and converted into the right of the holder thereof to receive from the Surviving Company an amount of cash equal to the sum of (i) product of (A) the total number of Company Units then underlying such In-the-Money Company UARs, multiplied by (B) the excess of the Per Unit Closing Consideration over the Base Value with respect to each applicable In-the-Money Company UAR, without any interest thereon and subject to all applicable withholding and (ii) the Additional Merger Consideration payable to such holder (if any). Purchaser shall cause the Surviving Company to pay the aggregate amount payable to the holders of such In-the-Money Company UARs pursuant to clause (i) of the preceding sentence, without any interest thereon and subject to all applicable withholding, upon the later of (x) five Business Days after the Closing Date and (y) the date of the Surviving Company's first regularly scheduled payroll after the Closing Date. In the event that (1) the Base Value of any Company UAR is equal to or greater than the Per Unit Closing Consideration or (2) any Company UAR is, as provided in the UAR Plan, unvested as of the Final Effective Time, such Company UAR shall automatically be terminated and cancelled, without any consideration being payable in respect thereof, and have no further force or effect.
(c)    Company MURs and Company PMURs. At the Final Effective Time, the holders of the Company MURs set forth on Annex III will receive a substituted RSA from the Purchaser in the amounts set forth on Annex III. Purchaser will take all actions necessary to issue the RSAs under the Anderson Incentive Plan or other applicable equity incentive plan, including entering into a Restricted Stock Award Agreement in the form of Exhibit E hereto, with the vesting schedule set forth on Annex III. The number of Purchaser Shares underlying such RSAs will be calculated using the Average Purchaser Share Price. At the Final Effective Time, each Company MUR and Company PMUR set forth in Annex I will be treated in accordance with the MUR Plan and the PMUR Plan, respectively, and as a result of the Closing of the Mergers shall automatically be cancelled, extinguished and converted into the right of the holder thereof to receive from the Surviving Company an amount of cash equal to the sum of (i) the result of (A) the total number of Company Units then underlying such Company MUR or Company PMUR, as applicable, multiplied by (B) the Per Unit Closing Consideration and (ii) the Additional Merger Consideration payable to such holder (if any). Purchaser shall cause the Surviving Company to pay the aggregate amount payable to the holders of such Company MURs and Company PMURs listed on Annex I pursuant to clause (i) of the preceding sentence, without any interest thereon and subject to all applicable withholding, upon the later of (x) five Business Days after the Closing Date and (y) the date of the Surviving Company's first regularly scheduled payroll after the Closing Date.
(d)    Payment Instructions for Company Equity-Based Awards. As soon as practicable following the execution of this Agreement, but in no event later than five Business Days after the date hereof, (i) the Company shall mail or provide via email to each Person who is a Company UAR Holder, Company MUR Holder or Company PMUR Holder not receiving an RSA (as provided in Section 1.04(c) above) a letter (in form and substance reasonably acceptable to Purchaser) describing the treatment of and payment for such equity awards pursuant to this Section 1.04 and providing instructions for use in obtaining payment therefor and (ii) the Company Board or any applicable committee thereof shall take all such actions as are necessary or advisable to provide for the treatment of such equity and equity-based awards pursuant to this Section 1.04 and the full, final and irrevocable termination of the Company Equity-Based Compensation Plans, Company RMUs, Company UARs, Company MURs and Company PMURs and extinguishing of all rights and obligations of any party thereunder, conditioned upon, and effective as of, the Final Effective Time.
(e)    Treatment of Non-U.S. Holders. Purchaser and the Company may agree to treat equity and equity-based compensation held by Company employees subject to non-U.S. Law in a manner other than that contemplated above in this Section 1.04 to the extent necessary to take into account applicable non-U.S. Law or Tax or employment considerations.
(f)    EUPP. If the Final Effective Time occurs on or before the "Purchase Period" relating to the "Accumulation Period" in effect as of the date of this Agreement (as such terms are defined in the EUPP) and compensation has been withheld and accumulated with respect to an EUPP participant for the purchase of Company Units under the EUPP (the "EUPP Investments"), then the Company Board shall, prior to the Final Effective Time, take such actions as are necessary to provide that all outstanding EUPP Investments shall be cancelled as of the Closing Date and that any payroll deductions then credited to participants' accounts shall either (i) be applied to purchase Company Units as part of a final Purchase Period on a date determined by the Company Board, which date shall not be less than ten days preceding the Closing Date or (ii) returned to such participants. As soon as practicable, but in any event within five Business Days following the date of this Agreement, the Company Board shall take all such actions as are required to provide that, (A) no new Accumulation Periods will commence, nor will any existing Purchase Periods be extended, following the date of this Agreement; (B) no new individuals will be permitted to enroll in the EUPP following the date of this Agreement; and (C) with respect to the Accumulation Period in effect as of the date of this Agreement no existing participant will be permitted to increase his or her rate of deductions and purchases following the date of this Agreement. In any event, the Company Board shall terminate the Company EUPP effective upon the Final Effective Time.
1.05    Closing.
The closing of the transactions contemplated by this Agreement (the "Closing") shall take place via the electronic exchange of documents and signature pages on the third Business Day following full satisfaction or waiver of all of the closing conditions set forth in Article II hereof (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or on such other date as is mutually agreed upon by the Purchaser and the Company. The date and time of the Closing are referred to herein as the "Closing Date." The Closing shall be deemed to be effective as of the Final Effective Time, on the Closing Date.
1.06    The Closing Transactions.
Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on the Closing Date:
(a)    the Purchaser shall deliver or cause to be delivered to the Paying Agent an amount in cash equal to the result (i) the Closing Payment Amount, minus (ii) the Closing Equity Award Payment Amount;
(b)    the Purchaser shall deliver, or cause to be delivered, to the Company a cash amount, by wire transfer of immediately available funds to an account designated by the Company at least three Business Days prior to the Closing Date, equal to the Closing Equity Award Payment Amount;
(c)    the Purchaser shall issue or transfer, or cause to be issued or transferred, to the Company Unitholders and the LGC Stockholders set forth on Annex I, the Stock Merger Consideration as set forth on the Payment Schedule, which may be represented by book-entry interests or one or more certificates issued to each such Company Unitholder and LGC Stockholder, in either case, at Purchaser's election;
(d)    the Purchaser shall pay, or cause to be paid, on behalf of the Sellers, the Company and its Subsidiaries, all amounts necessary to discharge fully the then outstanding balance of all Company Transaction Expenses to be paid at the Closing, by wire transfer of immediately available funds, to the account(s) designated by each Person to whom such Company Transaction Expenses are to be paid and delivered in writing by the Sellers Representative or the Company to Purchaser at least three Business Days prior to the Closing Date;
(e)    the Purchaser, the Sellers Representative or the Company, as applicable, shall make such other deliveries as are required by Article II hereof.
1.07    Paying Agent; Payment Procedures.
(a)    The Parties hereby appoint Wilmington Trust, N.A. (in such role, the "Paying Agent") for the purpose of distributing to the Company Unitholders and the LGC Stockholders the cash portion of the Per Unit Closing Consideration in accordance with and subject to the terms and conditions set forth in the Paying Agent Agreement and this Agreement.
(b)    As promptly as practicable after the date hereof, the Company shall cause each Company Unitholder to be provided with a Letter of Transmittal. Upon surrender by a Company Unitholder of a Letter of Transmittal duly executed and completed in accordance with its terms and such other documents required pursuant to the Letter of Transmittal (collectively, the "Payment Documents"), at the Closing (in the case of Payment Documents duly completed and delivered at least three Business Days prior to the Closing) or, if after the Closing, within three Business Days following receipt of any additional duly executed and completed Payment Documents, the Paying Agent shall cause each such Company Unitholder and LGC Stockholder to be paid the cash portion of the Per Unit Closing Consideration that is payable with respect to the applicable Company Units as set forth on the Payment Schedule.
(c)    From and after the Second LGC Effective Time, the share register and stock transfer books of LGC shall be closed and there shall be no further registration of transfers on the stock transfer books of the surviving company of the LGC Shares that were outstanding immediately prior to the Second LGC Effective Time.

(d)    From and after the Final Effective Time, the unit ledger and unit transfer books of the Company shall be closed and there shall be no further registration of transfers on the unit transfer books of the Surviving Company of the Company Units and Company RMUs that was outstanding immediately prior to the Final Effective Time.
(e)    Any portion of the amounts paid by Purchaser to the Paying Agent pursuant to Section 1.06(a) for payment to the Company Unitholders and LGC Stockholders (the "Payment Fund") which remains undistributed to the Company Unitholders and LGC Stockholders on the date that is one year after the Final Effective Time shall be delivered to Purchaser or the Surviving Company (at the direction of Purchaser), and any Company Unitholders or LGC Stockholders who have not theretofore complied with this Section 1.07 shall thereafter look only to the Surviving Company (as unsecured creditors thereof) for its respective portion of the Per Unit Closing Consideration and any other amounts payable under Section 1.03(a) or Section 1.03(f), as applicable and this Section 1.07, and Purchaser shall, upon the request of any such former Company Unitholder after complying with the requirements set forth in this Section 1.07, including delivery of any Payment Documents, promptly pay to such former Company Unitholder the portion of the Per Unit Closing Consideration and Additional Merger Consideration, if any, to which such former Company Unitholder is entitled. None of Purchaser, the Merger Subs, the Company, the Surviving Company, Sellers Representative or the Paying Agent shall be liable to any Person in respect of any amounts payable under this Section 1.07 from the Payment Fund delivered to a public official pursuant to and in full compliance with any applicable abandoned property, escheat or similar applicable Law.
(f)    Notwithstanding the foregoing, in the event the Company or its Subsidiaries are required to withhold and deduct any Taxes from the consideration payable with respect to any of the Company RMUs, such consideration shall instead be deposited with the Company and paid (subject to applicable withholding) through the Company's payroll system at the first regularly scheduled payroll date after the Closing Date.
1.08    Purchase Price Adjustments.
(a)    At least three Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the "Estimated Closing Statement") setting forth a good faith estimate of Net Working Capital (the "Estimated Net Working Capital"), the Net Indebtedness Amount (the "Estimated Net Indebtedness Amount") and Company Transaction Expenses (the "Estimated Company Transaction Expenses"), and the resulting calculation of the Estimated Cash Purchase Price. The Estimated Cash Purchase Price shall be prepared in accordance with and in the following order of authority (i) the definitions set forth in this Agreement and (ii) GAAP, applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Financial Statements. Purchaser shall have the right to review and comment upon, and the Company shall thereafter consider in good faith any of the Purchaser's comments with respect to, the Estimated Closing Statement.

(b)    At least three Business Days prior to the Closing Date, the Company shall deliver to Purchaser a schedule (the "Payment Schedule") setting forth with respect to each Seller: (i) the name, address of record and e-mail address (if available) of such Seller, (ii) whether such Seller is a current or former employee of the Company, (iii) the total number of Company Units, Company RMUs, Company UARs (including the applicable Base Values with respect thereto), In-the-Money Company UARs, Company MURs, Company PMURs and shares of LGC (if applicable) held by such Seller as of immediately prior to the Final Effective Time, (iv) the aggregate Per Unit Closing Consideration payable to such Seller, (v) such Seller's Allocation Percentage and (vi) such Seller's LGC Allocation Percentage (if applicable). The Payment Schedule shall be prepared and determined in accordance with the Company LLC Agreement, the Company Equity-Based Compensation Plans, any agreements between such Seller and the Company set forth on Schedule 1.08(b) and the organizational and governing documents of LGC. Notwithstanding anything to the contrary in this Agreement or any knowledge possessed or acquired by or on behalf of Purchaser, the Merger Subs or any of their respective Affiliates, Purchaser, Merger Sub and, following the Closing, the Surviving Company and their respective Affiliates shall be entitled to rely on, without any obligation to investigate or verify the accuracy or correctness thereof, and without any liability, the allocation of proceeds set forth in the Payment Schedule. An illustrative example of the Payment Schedule is attached hereto as Annex VI.
(c)    As promptly as possible, but in any event within 60 days after the Closing Date, the Purchaser will deliver to the Sellers Representative a statement showing the Purchaser's calculation of Net Working Capital, the Net Indebtedness Amount and Company Transaction Expenses and the resulting calculation of the Final Cash Purchase Price (the "Preliminary Closing Statement"). During the 30 days after delivery of the Preliminary Closing Statement, the Purchaser shall give the Sellers Representative and its accountants reasonable access, during normal business hours and without business disruption, to review the Company's and its Subsidiaries' books and records, work papers supporting data and interview relevant personnel related to the preparation of the Preliminary Closing Statement for purposes of the Sellers Representative's review of the Preliminary Closing Statement. The Sellers Representative and its accountants may make inquiries of the Purchaser and its Subsidiaries and their respective accountants regarding questions concerning or disagreements with the Preliminary Closing Statement arising in the course of its review thereof, and the Purchaser shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to cause any such accountants to provide reasonable cooperation with and reasonably promptly respond to such inquiries; provided, however, that the independent accountants of Purchaser shall not be obligated to make any working papers available to Sellers Representative unless the Sellers Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. If the Sellers Representative has any objections to the Preliminary Closing Statement, the Sellers Representative shall deliver to the Purchaser a statement setting forth in reasonable detail its objections thereto and the basis for such objections (an "Objections Statement"). If an Objections Statement is not delivered to the Purchaser within 30 days after delivery of the Preliminary Closing Statement, the Preliminary Closing Statement shall be final, binding and non-appealable by the parties hereto. The Sellers Representative and the Purchaser shall negotiate in good faith to resolve any such objections, and all such negotiations related thereto shall be treated as settlement negotiations under Rule 408 of the Federal Rules of Evidence and any applicable similar state rule, unless otherwise agreed in writing by the Sellers Representative and the Purchaser. In the event that the Purchaser and the Sellers Representative resolve in writing all such disagreements, the amounts for Net Working Capital, the Net Indebtedness Amount and Company Transaction Expenses so agreed in writing by the Purchaser and the Sellers Representative shall be final and binding upon, and non-appealable by, the Parties hereto.
(d)    In the event that the Purchaser and the Sellers Representative are unable to reach a final resolution within 15 Business Days after the delivery of the Objections Statement, the Sellers Representative and the Purchaser shall submit such dispute to a nationally recognized certified public accounting or valuation firm that is non-conflicted and mutually acceptable to the Purchaser and the Sellers Representative (the "Dispute Resolution Firm"). The Dispute Resolution Firm shall consider only those items and amounts which are identified in the Objections Statement as being items which the Sellers Representative and the Purchaser are unable to resolve. The Dispute Resolution Firm's determination will be based solely on the definitions of Net Working Capital, Net Indebtedness Amount and Company Transaction Expenses, as applicable, contained in this Agreement. In resolving any disputed item, the Dispute Resolution Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party (as set forth on the Preliminary Closing Statement or Objections Statement, as applicable). The Sellers Representative and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Firm (who shall be acting as an expert and not as an arbitrator) to resolve all disagreements as soon as practicable and in any event within 30 days after the submission of any dispute. Further, the Dispute Resolution Firm's determination shall be based solely on the submissions by the Purchaser and the Sellers Representative which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). Purchaser and the Sellers Representative will cooperate in good faith with the Dispute Resolution Firm during the term of its engagement. The resolution of the dispute by the Dispute Resolution Firm shall be final, binding and non-appealable on the parties hereto and their Affiliates. The costs and expenses of the Dispute Resolution Firm shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the presentation to the Dispute Resolution Firm. For example, if the Sellers Representative submits an Objections Statement for $1,000, and if the Purchaser contests only $500 of the amount claimed by the Sellers Representative, and if the Dispute Resolution Firm ultimately resolves the dispute by awarding the Sellers Representative $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Firm will be allocated 60% (i.e. 300/500) to the Purchaser and 40% (i.e., 200/500) to the Sellers Representative (on behalf of the Sellers in accordance with their respective Allocation Percentages).
(e)    Post-Closing Adjustment Payment.

(i)    If the Final Cash Purchase Price is greater than the Estimated Cash Purchase Price (such amount, if any, the "Excess Amount"), Purchaser shall promptly (but in any event within five Business Days after the determination of the Final Cash Purchase Price in accordance with this Section 1.08) deliver the Excess Amount to the Paying Agent to be held as the Sellers Representative Expense Fund.
(ii)    If the Final Cash Purchase Price is less than the Estimated Cash Purchase Price (such amount, if any, the "Shortfall Amount"), then Purchaser shall (A) deduct from the Working Capital Holdback Amount such Shortfall Amount (and, if the Working Capital Holdback Amount is less than such Shortfall Amount, then, deduct, the difference from the General Indemnity Holdback Amount), (B) deliver to the Paying Agent (for further distribution to the former Company Unitholders and former LGC Stockholders in accordance with their respective Allocation Percentages and LGC Allocation Percentages) the remaining portion (if any) of the Working Capital Holdback Amount allocable to the Company Units and Company RMUs and (C) deliver to the Surviving Company (for further payment to the former Company UAR Holders (solely with respect to In-the-Money Company UARs), Company MUR Holders and Company PMUR Holders, in each case accordance with their respective Allocation Percentages) the remaining portion (if any) of the Working Capital Holdback Amount allocable to the In-the-Money Company UARs, Company MURs and Company PMURs.
(iii)    The Parties agree that any payments made pursuant to this Section 1.08(e) shall be treated for Tax purposes as an adjustment to the Final Cash Purchase Price, and each Party hereto shall file all Tax Returns and act for all Tax purposes in a manner consistent therewith unless otherwise required by applicable Law.
1.09    Sellers Representative.
(a)    Appointment. In addition to the other rights and authority granted to the Sellers Representative elsewhere in this Agreement, upon and by virtue of the approval of the LGC Stockholders and the Company Unitholders of this Agreement, and pursuant to each Letter of Transmittal and Support Agreement executed and deliver to the Company and Purchaser, all of the Sellers hereby irrevocably constitute and appoint Sam Freitag as the Sellers Representative, as their agent and attorney in fact with full power of substitution to act, from and after the date hereof and to do any and all things and execute any and all documents on behalf of any Seller that may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and/or the other documents and agreements contemplated hereby, including but not limited to: (i) execution of documents and certificates pursuant to this Agreement; (ii) receipt and forwarding of notices and communications pursuant to this Agreement and the other documents and agreements contemplated hereby; (iii) administration of the provisions of this Agreement; (iv) giving or agreeing to, on behalf of any or all of the Sellers, any and all consents, waivers, amendments or modifications deemed by the Sellers Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) amending this Agreement or any of the documents, agreements or instruments to be delivered to the Purchaser pursuant to this Agreement or the other agreements contemplated hereby; (vi) taking actions the Sellers Representative is expressly authorized to take pursuant to the other provisions of this Agreement or the other documents and agreements contemplated hereby; (vii) (A) disputing or refraining from disputing any claim made by the Purchaser under this Agreement or the other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each Seller, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing on behalf of each Seller, any settlement agreement, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of the Sellers in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto.
(b)    Reliance. The Purchaser shall be fully protected in dealing with the Sellers Representative under this Agreement and may rely upon the authority of the Sellers Representative to act on behalf of the Sellers. Any payment by the Purchaser to the Sellers Representative shall be considered a payment by the Purchaser to the Sellers. The appointment of the Sellers Representative is coupled with an interest and shall be irrevocable by any Seller in any manner or for any reason. This power of attorney shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of the principal pursuant to any applicable law.
(c)    Acts of the Sellers Representative. The Sellers Representative may not resign from his capacity as the Sellers Representative at any time without the Purchaser's prior written consent. In the event Sam Freitag no longer serves as the Sellers Representative, the Sellers may, by majority vote based on the voting power immediately prior to the Closing, select a replacement Sellers Representative.
(d)    Expenses and Liabilities. Any expenses or liabilities incurred by the Sellers Representative in connection with the performance of his duties under this Agreement or the other documents and agreements contemplated hereby shall not be the personal obligation of the Sellers Representative but shall be payable by the Sellers based on their respective Allocation Percentage; provided that the Sellers Representative shall first satisfy any such expenses or liabilities by using funds from the Sellers Representative Admin Expense Fund. The Sellers Representative shall provide the Sellers with an accounting of all expenses paid from the Sellers' Representative Admin Expense Fund upon final distribution of the General Indemnity Holdback Amount. The Sellers Representative shall be entitled to use and apply the funds in the Sellers Representative Admin Expense Fund to reimburse or indemnify himself from and against any costs, fees, expenses and Losses (including compensation for his time at a reasonable rate not to exceed $500.00 per hour), and to the extent that the Sellers Representative determines (in his sole discretion) that no further amounts are necessary to be held by the Sellers Representative, the Sellers Representative shall (i) deliver to the Paying Agent (for further distribution to the former Company Unitholders and former

LGC Stockholders in accordance with their respective Allocation Percentages and LGC Allocation Percentages) the portion of the Sellers Representative Admin Expense Fund allocable to the Company Units and Company RMUs and (ii) deliver to the Surviving Company (for further payment to the former Company UAR Holders (solely with respect to In-the-Money Company UARs), Company MUR Holders and Company PMUR Holders, in each case accordance with their respective Allocation Percentages) the portion of the Sellers Representative Admin Expense Fund allocable to the In-the-Money Company UARs, Company MURs and Company PMURs.
(e)    Indemnification of the Sellers Representative. The Sellers shall severally, but not jointly, indemnify and hold harmless, pro rata based on each Seller's Allocation Percentage, the Sellers Representative from any and all losses, liabilities and expenses (including the reasonable fees and expenses of counsel) arising out of or in connection with the Sellers Representative' execution and performance (solely in its capacity as the Sellers Representative and not in its capacity as a Seller) of this Agreement. All of the indemnitees, immunities and powers granted to the Sellers Representative under this Agreement will survive the date of this Agreement or any termination of this Agreement.
(f)    Limitation on Liability. Neither the Sellers Representative nor any of its representatives will be liable to any Seller relating to the performance of the Sellers Representative's duties and obligations under this Agreement or any other agreements contemplated herein or for any errors in judgment, negligence, oversight, breach of duty or otherwise, except to the extent it is finally determined by a court of competent jurisdiction by clear and convincing evidence that any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such person as a proximate result of the willful misconduct of the Sellers Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of the Sellers Representative's good faith and reasonable judgment). The Sellers Representative will be fully protected in acting upon any notice, statement or certificate believed by the Sellers Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act on any matter unless such belief constitutes willful misconduct. The Sellers Representative is serving in that capacity solely for purposes of administrative convenience, and is not liable in such capacity or any other capacity for any of the obligations of the Sellers hereunder, and Purchaser agrees that it will in no event look to the personal assets of the Sellers Representative, acting in such capacity or any other capacity, for the satisfaction of any obligations to be performed by the Sellers.
1.10    No Further Rights of Transfer.
At and after the Final Effective Time, (a) each Seller shall cease to have any rights as a direct or indirect equityholder or equity-based award holder of the Company or LGC, except as otherwise required by applicable Law and except for the right of each Seller to deliver a duly executed and completed Letter of Transmittal or applicable payment documentation in exchange for payment of the portion of the Per Unit Closing Consideration such Seller is entitled to pursuant to this Agreement in the manner and at the times set forth herein and (b) no transfer of shares of LGC or Company Units, Company RMUs, Company UARs, Company MURs or Company PMURs shall be made on the transfer books of the Surviving Company. Immediately after the Final Effective Time, the unit ledger of the Company and the share register of LGC shall be closed.
1.11    Withholding.
Notwithstanding anything in this Agreement to the contrary, Purchaser or its designee and the Company and its Subsidiaries shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement such amounts as Purchaser or its designee or the Company and its Subsidiaries are required by law to deduct and withhold with respect to the making of such payment under the Code, applicable Treasury Regulations or any provision of federal, state, local or non-U.S. Law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
1.12    Taking of Further Action.
If, at any time after the Final Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub 1, Purchaser and the Surviving Company are fully authorized in their respective names to take, and will take, all such lawful and necessary or desirable action, so long as such action is not inconsistent with this Agreement.
ARTICLE II
CONDITIONS TO CLOSING
2.01    Conditions to the Purchaser's and the Merger Subs' Obligations.
The obligations of the Purchaser and the Merger Subs to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions as of the Closing Date:
(a)    Company Representations and Warranties. (i)(A) the Company Fundamental Representations that are qualified by a Materiality Exception will be true and correct in all respects at the Closing (other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time) and (B) the Company Fundamental Representations that are not qualified by a Materiality Exception will be true and correct in all material respects at the Closing (other than any such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time); and (ii) the other representations and warranties set forth in Article

III of this Agreement (without giving effect to any Materiality Exception), will be true and correct at the Closing (other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct at such time has not, individually or in the aggregate, had a Company Material Adverse Effect.
(b)    Performance of Covenants and Obligations. The Company, LGC and Sellers Representative shall have performed in all material respects with the covenants, obligations and agreements required to be performed by each of them under this Agreement at or prior to the Closing.
(c)    Company Material Adverse Effect. There shall not have been a Company Material Adverse Effect since the date hereof.
(d)    Regulatory Approvals. (i) Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated and (ii) any applicable waiting periods, together with any extensions thereof, and consents required from any Governmental Authority set forth on Schedule 2.01(d) shall have expired, been terminated or obtained.
(e)    No Injunctions or Restraints. No Claim shall be pending by or before any Governmental Authority of competent jurisdiction wherein an unfavorable injunction, decision, ruling, judgment, decree or order would prohibit the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded following consummation.
(f)    Company Closing Certificate. The Company shall have delivered to the Purchaser a certificate signed by an authorized officer of the Company, dated as of the Closing Date, stating that the preconditions specified in subsections (a), (b) and (c) above have been satisfied.
(g)    Company Withholding Certificate. The Company shall have delivered to the Purchaser a certificate, substantially in the form attached hereto as Exhibit C, stating that 50% or more of the value of the gross assets of the Company do not consist of U.S. real property interests, or 90% or more of the value of the gross assets of the Company do not consist of U.S. real property interests plus any cash or cash equivalents, all in accordance with Treasury Regulation Section 1.1445-11T.
(h)    Seller Withholding Certificates. Each Seller shall have delivered to the Purchaser an affidavit, substantially in the form attached hereto as Exhibit D-1 or Exhibit D-2, as applicable, dated as of the Closing Date, sworn under penalty of perjury, stating that such Person is not a "foreign person" as defined in Section 1445 of the Code and Section 1446(f) of the Code; provided that, notwithstanding anything herein to the contrary, Purchaser's only remedy for a Seller's failure to satisfy this Section 2.01(h) shall be to withhold Taxes from the consideration otherwise payable to such Seller in accordance with Section 1445 of the Code and Section 1446(f) of the Code.

(i)    Annual Financial Statements. To the extent not previously delivered to the Purchaser, the Company shall have delivered to the Purchaser, no later than five Business Days prior to the Closing Date, (i) audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of December 31, 2017 and (ii) audited statements of operations, cash flows and equityholders' equity of the Company and its consolidated Subsidiaries for the year ended December 31, 2017, in each case, reported on by KPMG (without a "going concern" or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition and results of operations, in each case, of the applicable company and its Subsidiaries (taken as a whole) as of the dates and for the periods referred to therein.
(j)    Unitholder Approval. The Company shall have obtained the Unitholder Approval, which Unitholder Approval remains in effect as of the Closing.
(k)    Paying Agent Agreement. The Sellers Representative and the Paying Agent shall have delivered to Purchaser an executed counterpart signature page to the Paying Agent Agreement.
(l)    Good Standing Certificates. The Company shall have obtained and delivered to the Purchaser a certificate of good standing (or foreign equivalent), dated no more than ten days prior to the Closing Date, with respect to LGC, the Company and each of the Company's Subsidiaries, to the extent the jurisdiction of organization or incorporation of such Subsidiary recognizes the concept of good standing (or a similar concept).
(m)    Lease Consents. The Company shall have obtained and delivered to Purchaser for the Leases set forth on Schedule 2.01(n), a written consent to the transactions contemplated by this Agreement, and if requested by Purchaser's lender, if any, a waiver of landlord liens, collateral assignment of lease or leasehold mortgage from the landlord or other party whose consent thereto is required under such Leases (the "Lease Consents") in form and substance reasonably satisfactory to Purchaser and Purchaser's lender, if any.
(n)    Lender Consent. The Company shall have obtained and delivered to Purchaser a written consent (in form and substance reasonably acceptable to Purchaser) to the transactions contemplated by this Agreement, including the Mergers, from the administrative agent (on behalf of the lenders and arrangers) under the Credit Agreement and any other party whose consent to the transactions contemplated by this Agreement or the Mergers is required under the Credit Facility.
(o)    Third Party Consents. The Company shall have obtained and delivered to Purchaser for the Contracts set forth on Schedule 2.01(p), a written consent to the transactions contemplated by this Agreement, in form and substance reasonably satisfactory to Purchaser.

2.02    Conditions to the Company's Obligations.The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions as of the Closing Date:
(a)    Purchaser and Merger Subs Representations and Warranties. (i) The representations and warranties set forth in Article IV that are qualified by a Materiality Exception will be true and correct in all respects at the Closing (other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time), and (ii) the representations and warranties in Article IV that are not qualified by a Materiality Exception will be true and correct in all material respects at the Closing (other than any such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time).
(b)    Performance of Covenants and Obligations. The Purchaser and the Merger Subs each shall have performed in all material respects the covenants, obligations and agreements required to be performed by it under this Agreement at or prior to the Closing.
(c)    Purchaser Material Adverse Effect. There shall not have been a Purchaser Material Adverse Effect since the date hereof.
(d)    Regulatory Approvals. (i) Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated and (ii) any applicable waiting periods, together with any extensions thereof, and consents required from any Governmental Authority set forth on Schedule 2.02(d) shall have expired, been terminated or obtained.
(e)    No Injunctions or Restraints. No Claim shall be pending by or before any Governmental Authority of competent jurisdiction wherein an unfavorable injunction, decision, ruling, judgment, decree or order would prohibit the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.
(f)    Purchaser Closing Certificate. The Purchaser shall have delivered to the Sellers Representative a certificate signed by an authorized officer of Purchaser dated as of the Closing Date, stating that the preconditions specified in subsections (a), (b) and (c) above have been satisfied.
(g)    Paying Agent Agreement. Purchaser shall have delivered to the Sellers Representative an executed counterpart signature page to the Paying Agent Agreement.
(h)    Unitholder Approval. The Company shall have obtained the Unitholder Approval, which Unitholder Approval remains in effect as of the Closing.

(i)    D&O Tail Policy. Purchaser shall have obtained, or shall have caused to have been obtained, the D&O tail policy described in Section 6.03(d).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND LGC
Except as set forth in the schedules accompanying this Agreement (each a "Schedule" and, collectively, the "Disclosure Schedules"), (it being understood that each and every statement in Sections 3.01 through 3.24 is qualified by the matters set forth in the Disclosure Schedules which have been organized by individual Schedules to correspond with the sections set forth in this Article III. Any fact or circumstance disclosed with respect to a particular Schedule of the Disclosure Schedules shall likewise be deemed to be a disclosure with respect to another Schedule of the Disclosure Schedules if the relevance to such other Schedule of the facts and circumstances disclosed is reasonably apparent on the face of such disclosure) the Company and LGC (solely with respect to the representations and warranties set forth in Section 3.24) each hereby represent and warrant to the Purchaser and the Merger Subs the following (provided that, for purposes of the representations and warranties set forth in Section 3.03, Section 3.06, Section 3.09, Section 3.13, Section 3.15 and Section 3.18, LGC shall also be deemed to be a Subsidiary of the Company and all of the representations and warranties set forth therein applicable to the Company's Subsidiaries shall apply to, and shall be made by, LGC):
3.01    Organization and Limited Liability Company Power.
The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, the Company has all requisite company power and authority and all authorizations, licenses and permits necessary to own and operate its properties and assets, to carry on its businesses as now conducted and to execute and deliver this Agreement and carry out the transactions contemplated hereby (including the Mergers), and the Company is qualified or licensed to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed, except where the failure to hold such power, authority, authorizations, licenses and permits would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. A copy of the Company LLC Agreement, including all amendments thereto prior to the date hereof, has been made available to the Purchaser and is true, correct and complete. The Company is not in default under, or in violation of, any provision of its certificate of formation or the Company LLC Agreement.
3.02    Subsidiaries.
(a)    Except as set forth on Schedule 3.02(a) and for the Subsidiaries of the Company set forth on Schedule 3.02(c), neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest or securities of any kind or nature whatsoever in any other Person (a "Minority

Interest"). Schedule 3.02(a) sets forth the name and entity type of each Person in which the Company or any of its Subsidiaries has a Minority Interest, such Person's jurisdiction of incorporation or formation and the record ownership and method of ownership (i.e., certificated shares, uncertificated membership interests, etc.) of all equity interests or securities issued by such Person to the Company or its Subsidiaries.
(b)    Except as set forth on Schedule 3.02(b), neither the Company nor any of its Subsidiaries has any obligation to make any direct or indirect investment in, or capital contribution to, any Person.
(c)    Schedule 3.02(c) sets forth (i) the name and entity type of each Subsidiary of the Company, (ii) such Subsidiary's jurisdiction of incorporation or formation, (iii) the record ownership and method of ownership (i.e., certificated shares, uncertificated membership interests, etc.) of all equity interests or securities issued by such Subsidiary and (iv) the directors, officers managers or similar functionaries of each such Subsidiary. Each of the Company's Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite corporate, or other legal entity, as the case may be, power and authority and all authorizations, licenses and permits necessary to own its properties and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations, licenses and permits or to be so qualified would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. All of the equity securities, capital stock or other ownership interests of each of the Company's Subsidiaries is validly issued, fully paid and nonassessable and, except as set forth on Schedule 3.02(c), all of the equity securities, capital stock or other ownership interests of each such Subsidiary is owned, directly or indirectly, by the Company and is, or will be upon the Closing, free and clear of all Liens (other than Permitted Liens). The copies of each such Subsidiary's articles of incorporation and bylaws (or similar governing documents or operating agreements) and all amendments thereto prior to the date hereof have been made available to the Purchaser and are true, correct and complete.
(d)    None of the Company or any of its Affiliates (as defined in the Canadian Competition Act) has a business undertaking in Canada to which employees ordinarily report for work.
3.03    Authorization; No Breach; Valid and Binding Agreement.
The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Company is a party and the consummation of the transactions contemplated hereby or thereby (including the Mergers) have been duly and validly authorized by all requisite limited liabiltiy company action, in each case by the Company and no other act or proceeding (corporate or otherwise) on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby (including the Mergers), other than the Unitholder Approval and the filing of the Final Certificate of Merger. Except as set forth on Schedule 3.03, the execution, delivery and performance by the Company of this Agreement and the other agreements and instruments contemplated hereby to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby (including the Mergers), (i) do not and will not conflict with or result in any breach of, constitute a default under, or result in a violation of the provisions of the Company's or any of its Subsidiaries' certificate or articles of incorporation or formation, bylaws or operating agreements (or equivalent organizational documents), (ii) do not and will not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien (other than Permitted Liens) upon any assets of the Company or any of its Subsidiaries under, require any authorization, consent, approval, exemption or other action by or notice to any court or other Governmental Authority (other than as shown on Schedule 2.02(d)) or give rise to a right to termination, cancellation or rescission under, any Contract to which the Company or any of its Subsidiaries is bound, or any law, statute, rule or regulation or order, judgment or decree to which the Company or any of its Subsidiaries is subject, except, in the case of this clause (b), where the failure of any of the foregoing to be true would not reasonably be expected to result in the Company or any of its Subsidiaries being required to make any material payment, forego any material right or benefit or incur a material liability or obligation. This Agreement and each of the other agreements and instruments contemplated hereby to which the Company is a party and that is required to by the terms of this Agreement to be executed on or before the date hereof, has been duly executed and delivered by the Company and, assuming that this Agreement and each of these other agreements and instruments has been duly executed, authorized and delivered by the other counterparties hereto and thereto, this Agreement and each of these other agreements and instruments constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
3.04    Capital Stock.
(a)    On the date hereof (i) 15,567,394 Company Units are issued and outstanding, (ii) 307,977 unvested Company RMUs are issued and outstanding, (iii) 153,000 Company UARs are issued and outstanding, (iv) 24,699 Company MURs are issued and outstanding and (v) 40,771 Company PMURs are issued and outstanding. Schedule 3.04(a) sets forth the name of the record owner of all of such outstanding Company Units, Company RMUs, Company UARs, Company MURs and Company PMURs. All of the Company Units and Company RMUs have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive rights or rights of first refusal. Except as set forth on Schedule 3.04(a), the Company does not have any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company.

(b)    Except as set forth above and on Schedule 3.04(b), there are no outstanding (i) units, membership interests or other equity interests or voting securities of the Company, (ii) securities convertible or exchangeable into units, membership interests or other equity interests or voting securities of the Company, (iii) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts, agreements or obligations (contingent or otherwise) that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase, retire or redeem any equity securities or interests of the Company or (iv) stock appreciation, unit appreciation, equity appreciation, phantom stock/unit, profit participation, unit or equity-based awards, or similar rights with respect to the Company. There are no bonds, debentures, notes or other Indebtedness of the Company outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Company Unitholder, in such Person's capacity as a Company Unitholder, may vote. None of the Company Units or Company RMUs are or ever have been certificated.
3.05    Financial Statements.
(a)    Schedule 3.05(a) consists of (i) the Company's audited consolidated balance sheets as of December 31, 2017 and December 31, 2016, and audited consolidated statements of comprehensive income, equity and cash flows for the fiscal years then ended, together with all related notes thereto, accompanied by the reports thereon of Crowe Chizek LLP for the fiscal year ended December 31, 2016 and KPMG LLP for the fiscal year ended December 31, 2017, and (ii) the Company's unaudited consolidated balance sheet as of August 31, 2018 (the "Latest Balance Sheet"), and unaudited consolidated statements of income and cash flows for the eight-month period then ended, (iii) LGC's unaudited balance sheets as of December 31, 2017, and December 31, 2016, and unaudited statements of income for the fiscal years then ended (the financial statements in clauses (i), (ii) and (iii), collectively, the "Financial Statements"). Except as set forth on Schedule 3.05(a), the Financial Statements have been based upon the information contained in books and records of the Company and its Subsidiaries and LGC, have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the consolidated financial condition, cash flows, and results of operations of the Company and its Subsidiaries and LGC as of the dates and for the periods referred to therein, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments (none of which footnote disclosures or changes would, individually or in the aggregate, be material).
(b)    The Company and its Subsidiaries and LGC have no material Liabilities, except (i) Liabilities reflected on or reserved against on the Latest Balance Sheet or LGC's unaudited balance sheet as of December 31, 2017, (ii) Liabilities that were incurred after December 31, 2017 in the ordinary course of business consistent with past practice (none of which is a Liability for breach of contract, breach of warranty, infringement, misappropriation, tort, or violation of Law), (iii) Liabilities arising under the executory portion of any Contract (none of which is a Liability for breach of contract, breach of warranty, infringement, tort, or violation of Law), (iv) Liabilities set forth on Schedule 3.05(b), and (v) Liabilities and other obligations arising under the Company UARs, Company MURs, Company PMURs and Company RMUs in the ordinary course of business.
(c)    Schedule 3.05(c) sets forth a true, correct and complete list of all Indebtedness (including approximate amounts thereof) of the Company and its Subsidiaries outstanding as of the date hereof.
(d)    All accounts receivable of the Company and its Subsidiaries are properly reflected on the books and records of the Company and represent valid obligations that arose from products actually sold or services actually performed, as applicable, by the Company and its Subsidiaries in the ordinary course of business, and are not subject to any counterclaims or setoffs. The Company has not increased or extended the payment terms (i.e., time to pay) with respect to any such accounts receivable in a manner inconsistent with its ordinary course of business and past practices. Since the date of the Latest Balance Sheet, the reserves and allowances recorded by the Company against accounts receivable have been adequate and calculated in accordance with GAAP.
(e)    All inventories of the Company are in good, marketable condition and within shelf life and of a quality and quantity usable and, with respect to finished goods, salable to active customer(s), except for obsolete, damaged, defective, stale, inedible or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established on the Latest Balance Sheet in accordance with GAAP. The inventories of the Company constitute sufficient quantities for the normal operation of the business in accordance with past practice. All such inventory is owned by the Company free and clear of all Liens (other than Permitted Liens).
3.06    Absence of Certain Developments.
Since December 31, 2017, there has occurred no event, change, circumstance, occurrence, fact, condition, effect or development that has had a Company Material Adverse Effect. Except as set forth on Schedule 3.06 and except as expressly contemplated by this Agreement, since December 31, 2017 (i) the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of its Subsidiaries has:
(a)    borrowed any amount or incurred or become subject to any Indebtedness or other material liabilities (other than liabilities incurred in the ordinary course of business consistent with past practice, liabilities under Contracts entered into in the ordinary course of business consistent with past practice or disclosed on the Disclosure Schedules);
(b)    mortgaged, pledged or subjected to any material Lien, charge or other encumbrance, any material portion of its assets, except Permitted Liens;

(c)    sold, assigned, transferred, leased or licensed or otherwise encumbered all or any material portion of its tangible assets, except in the ordinary course of business;
(d)    (i) sold, assigned, transferred, leased, licensed, sublicensed or otherwise encumbered any Intellectual Property owned by the Company or its Subsidiaries or necessary for or used in the Business, except in the ordinary course of business, (ii) disclosed any proprietary confidential information or trade secrets to any Person that is not an Affiliate of the Company or any of its Subsidiaries, except pursuant to a valid and binding non-disclosure or confidentiality agreement or (iii) abandoned or permitted to lapse any Intellectual Property (including registrations and applications for registrations of Intellectual Property) necessary for or used in the Business;
(e)    other than in the ordinary course of business, issued, sold or transferred any of its equity securities, securities convertible, exchangeable or exercisable into its equity securities or warrants, options or other rights to acquire its equity securities, or equity appreciation, phantom equity, profit participation or similar rights with respect to the Company, or any notes, bonds or debt securities;
(f)    made any material capital investment in, or any material loan or advance to, or guaranty for the benefit of, any other Person (other than (i) a Subsidiary of the Company or (ii) de minimis loans and advances to employees of the Company and its Subsidiaries in the ordinary course of business);
(g)    declared, set aside, or paid any dividend or distribution with respect to its equity securities or redeemed, purchased, or otherwise acquired any of its equity securities (including any warrants, options or other rights to acquire its capital stock or other equity securities), except for dividends or distributions made by the Company's Subsidiaries to their respective parents in the ordinary course of business;
(h)    made any capital expenditures or commitments therefor in excess of $250,000, except for such capital expenditures or commitments therefor that are reflected in the Company's budget for the fiscal year ending December 31, 2018 previously provided to the Purchaser;
(i)    made any material loan to, or entered into any other material transaction with, any of its directors, officers, and employees outside the ordinary course of business;
(j)    (i) entered into any employment Contract with payments exceeding $150,000 per year or any collective bargaining agreement, or materially modified the terms of any such existing Contract or agreement or (ii) made or granted any bonus, retention, or severance payments or rights, or any wage, salary or other compensation increase to any employee or group of employees other than in the ordinary course of business consistent with past practice;

(k)    implemented any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws ("WARN");
(l)    made any other material change in employment terms (including compensation) for any of its directors, managers or officers or for any employees having employment Contracts with annual payments exceeding $150,000 per year;
(m)    discharged or satisfied any material Lien (other than any Permitted Lien) or paid any material obligation or material liability, other than current liabilities paid in the ordinary course of business consistent with past practice;
(n)    except as required by applicable law or the terms of an existing Benefit Plan, (i) made or granted any increase in any benefits under any Benefit Plan, or (ii) amended or terminated any existing Benefit Plan or adopted any new Benefit Plan;
(o)    suffered any damage, destruction or casualty loss exceeding, in the aggregate, $250,000, whether or not covered by insurance;
(p)    made any change in any accounting policies or principles other than changes consistent with GAAP;
(q)    entered into any Material Contract or real property lease other than in the ordinary course of business;
(r)    made or changed any Tax election, changed any annual accounting period, adopted or changed any accounting method, filed any amended Tax Return, prepared or filed any Tax Return in a manner inconsistent with past practice, entered into any "closing agreement" as described in Section 7121 of the Code, settled any Tax claim or assessment, incurred any liability for Taxes outside the ordinary course of business, failed to pay any income Tax or other material Tax that became due and payable (including any estimated Tax payments), surrendered any right to claim a refund of Taxes, requested or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or
(s)    entered into any Contract, written or oral, to take any of the foregoing actions described in clauses (a) through (r) above.
3.07    Title to Properties.
(a)    Except as set forth on Schedule 3.07(a), the Company and each of its Subsidiaries owns good title to, or holds pursuant to valid and enforceable leases, all of the tangible personal property and tangible assets shown to be owned or leased by it on the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens, and such tangible personal property and tangible assets are all of the assets used in or necessary for the conduct of the Business as it is being conducted as of the date hereof.

(b)    The leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries described on Schedule 3.07(b) (the "Leased Real Property") constitute all of the real property leased, subleased or licensed by the Company and its Subsidiaries. Except as set forth on Schedule 3.07(b), the leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder (together with all amendments, extensions, renewals, guaranties and other agreements with respect thereto, the "Leases") are in full force and effect, and either the Company or one of its Subsidiaries holds a legal, valid and existing leasehold interest under each such Lease, free and clear of all liens and encumbrances, except for Permitted Liens, and, to the Company's knowledge, the Leases are valid and binding obligations of the other party or parties thereto, enforceable in accordance with their terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies. The Company has made available to the Purchaser complete and accurate copies of each of the Leases described on Schedule 3.07(b), and in the case of any oral Lease, a written summary of the material terms of such Lease, and none of such Leases have been modified in any material respect except to the extent that such modifications are disclosed by the copies delivered or made available to the Purchaser. Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such Leases and, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under any such Lease. The Company's or Subsidiary's possession and quiet enjoyment of the Leased Real Property under the Leases to the extent such Leases granted the Company or Subsidiaries with quiet enjoyment of the Leased Real Property has not been disturbed and there are no ongoing material disputes with respect to any Lease. No security deposit or portion thereof deposited with respect to any such Lease has been applied in respect of a breach or default under any such Lease which has not been redeposited in full. Except as set forth on Schedule 3.07(b), neither the Company nor any Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such property subject to any such Lease or any portion thereof. Neither the Company nor any Subsidiary owes, or will owe in the future, any brokerage commissions or finder's fees with respect to any such Lease. Neither the Company nor any Subsidiary has collaterally assigned or granted any other security interest in any such Lease or any interest therein.
(c)    The Owned Real Property described on Schedule 3.07(c) constitutes all of the real property owned by the Company and its Subsidiaries. Schedule 3.07(c) sets forth the address and description of each Owned Real Property. With respect to each Owned Real Property: (i) the Company or Subsidiary (as the case may be) has good indefeasible fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens, (ii) except as set forth in Schedule 3.07(c), neither the Company nor any Subsidiary has leased or otherwise granted to any Person (other than the Company or its Subsidiaries, as applicable) the right to use or occupy such Owned Real Property or any portion thereof; and (iii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.
(d)    The Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the Business. The Improvements are sufficient for the operation of the Business and are free from any material structural deficiencies or latent defects.
(e)    All certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the "Real Property Permits") of all Governmental Authorities, board of fire underwriters, associations or any other entities having jurisdiction over the Real Property, which are required to use or occupy the Real Property or operate the Business on the Real Property as currently conducted, have been issued and are in full force and effect, except for any Real Property Permit the failure of which to be issued or to be in full force and effect would not reasonably be expected to result in a Company Material Adverse Effect. Schedule 3.07(e) lists all material Real Property Permits held by the Company or any Subsidiary with respect to each Real Property. The Company has delivered or otherwise made available to Purchaser true and complete copies of all Real Property Permits obtained by the Company or any of its Subsidiaries with respect to the Business. The Company has not received any written notice from any Governmental Authority or other entity having jurisdiction over the Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and, to the Company's knowledge, there is no reasonable basis for the issuance of any such notice or the taking of any such action. The transactions contemplated hereby will not adversely affect the Purchaser's ability to continue to operate the Business under the material Real Property Permits without the consent or approval of the issuing Governmental Authority or entity, and no disclosure, filing or other action by the Company is required in connection herewith, and Purchaser shall not be required to assume any additional material liabilities or obligations under the material Real Property Permits as a result hereof.
(f)    Each parcel of Real Property has access to a public street either directly or by way of an easement. None of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Real Property.
(g)    To the Company's knowledge, all water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property have been installed and are operational and reasonably sufficient for the operation of the Business as currently conducted thereon, and all hook-up fees or other similar fees or charges have been paid in full.

3.08    Tax Matters.Except as set forth on Schedule 3.08:
(a)    All material Tax Returns filed or required to be filed by or with respect to the Company and each Subsidiary with respect to any material Tax Liability or where a potentially material tax liability could be generated have been timely filed (taking into account applicable extensions), all such Tax Returns are true, correct, and complete in all material respects and were prepared in substantial compliance with applicable Law, and all Taxes due and owing by the Company and each Subsidiary have been timely paid in full (whether or not shown as due and owing on a Tax Return).
(b)    There is no Tax Action pending with respect to the Company and/or any Subsidiary in respect of any Tax or Tax Return, nor has any such Tax Action been threatened in writing by any Governmental Authority. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company and/or any Subsidiary that are still pending. There are no requests for rulings or determinations in respect of any Tax pending between the Company and/or any Subsidiary, on the one hand, and any Governmental Authority, on the other hand.
(c)    Neither the Company nor any of its Subsidiaries has requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period, or of any time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.
(d)    Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.
(e)    Neither the Company nor any of its Subsidiaries has participated or is participating in a "listed transaction" within the meaning of Treas. Reg. § 1.6011-4.
(f)    The Company is, and since its inception has been, classified as partnership for U.S. federal income Tax and applicable state and local income Tax purposes. Schedule 3.08(f) sets forth the U.S. federal income tax classification of each Subsidiary and indicates (A) whether each such Person is a "controlled foreign corporation" within the meaning of Section 957 of the Code or a "passive foreign investment company" within the meaning of Section 1297 of the Code and (B) for U.S. federal income Tax purposes, the tax year end of any such Person that is a "controlled foreign corporation" within the meaning of Section 957 of the Code.
(g)    There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.
(h)    Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or Benefit Plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any provision of Law).
(i)    Neither the Company nor any Subsidiary (A) has been a member of an Affiliated Group filing a combined, consolidated, or unitary Tax Return or (B) has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation §1.1502-6 or any analogous or similar state, local or foreign law or regulation, or as a transferee or successor.
(j)    Each agreement, contract, plan, arrangement or Benefit Plan of the Company and its Subsidiaries that is a "nonqualified deferred compensation plan" subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party (collectively, a "Plan") complies with and has been maintained in accordance with the requirements of Section 409A of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to any interest or additional Tax set forth under Section 409A of the Code.
(k)    Neither the Company nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise "gross-up" any Person for the interest or any Taxes as a result of Section 280G, 409A and/or Section 4999 of the Code.
(l)    No Claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any such Subsidiary, respectively, is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.
(m)    None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" under Section 7121 of the Code (or any corresponding or similar provision of Law) entered into during a taxable period ending on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) election under Section 108(i) of the Code (or any similar provision of Law); (vi) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of Law) in existence during a taxable period ending on or prior to the Closing Date; (vii) transactions effected or investments made prior to the Closing that result in taxable income pursuant to Section 951(a) of the Code; or (viii) "global intangible low taxed income" within the meaning of Section 951A of the Code (or any similar provision of Law) attributable to a period prior to the Closing.

(n)    The unpaid Taxes of the Company and the Subsidiaries (i) did not, as of the date of the Latest Balance Sheet, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and the Subsidiaries in filing their Tax Returns.  Since the date of the Latest Balance Sheet, neither the Company nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, or from transactions outside the ordinary course of business that are inconsistent with past custom and practice.
(o)    For any taxable period (or portion thereof) beginning after the Closing Date, neither the Company nor any U.S. Subsidiary or any owner of the Company or a U.S. Subsidiary as a direct result of such ownership will be required to pay any material Taxes arising under Section 965 of the Code (including any deferred payments to be made with respect to such Taxes in future taxable periods pursuant to Section 965(h) of the Code).
(p)    None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or Tax sharing agreement (other than any customary agreements with customers, vendors, lenders, lessors entered into in the ordinary course of business and the primary purpose of which is not related to Taxes).
(q)    The Company and each of its Subsidiaries has (i) correctly classified those individuals performing services as common law employees, leased employees, independent contractors or agents and (ii) properly withheld and timely paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(r)    The Company and each of its Subsidiaries in each jurisdiction where the Company has material activity has properly (i) collected and remitted sales, use, valued added and similar Taxes with respect to sales or leases made or services provided to its customers and (ii) for all sales, leases or provision of services that are exempt from sales, use, valued added and similar Taxes and that were made without charging or remitting sales, use, valued added or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale, lease or provision of services as exempt.
(s)    The prices and terms for the provision of any property or services between any of the Company, the Subsidiaries and/or Affiliates or branches, offices or permanent establishments materially comply with the principles set forth in Section 482 of the Code (and any similar provision of law), are arm's length for purposes of all applicable transfer pricing Laws, and all related documentation required by such laws has been timely prepared or obtained and, if necessary, retained.

(t)    None of the Company or any Subsidiary has made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to the Company or any Subsidiary at any earlier date than is required by Law.
(u)    Any submissions made by or on behalf of the Company or any Subsidiary to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates ("Tax Holidays") were accurate and complete in all material respects and no suspension, revocation or cancellation of any such Tax Holidays has been proposed or is pending.
(v)    Schedule 3.08(v) sets forth a list of all non-ordinary course or periodically settled intercompany indebtedness obligations between the Company or any of its domestic Subsidiaries, on the one hand, and any direct or indirect Subsidiary of the Company that was incorporated or otherwise formed in a jurisdiction other than the United States, on the other hand, in each case, identifying the amount of such indebtedness and the entity that is the obligor and obligee.
3.09    Contracts and Commitments.
(a)    Except as set forth on Schedule 3.09(a), neither the Company nor any of its Subsidiaries is party to or bound by any:
(i)    (A) collective bargaining agreement or contract with any trade union, labor organization or works council (each a "CBA") or (B) Contract with any current or former employee, director or independent contractor providing for future severance, change in control, retention, success, stay-pay or similar payments;
(ii)    bonus, pension, profit sharing, option, equity appreciation, employee equity purchase, retirement or other form of deferred compensation plan, other than as described in Section 3.13(a) or the Disclosure Schedules relating thereto;
(iii)    (A) Contract for the employment of any officer, individual employee or other person on a full-time, part-time or other basis providing for fixed compensation in excess of $150,000 per annum (other than standard offer letters for at-will employment) or relating to loans to officers, directors or Affiliates pursuant to which it has any material obligation or (B) Contract with any independent contractor or consultant providing for fixed compensation in excess of $150,000 per annum;
(iv)    (A) agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of their assets, or (B) Contract under which it has advanced or made a loan to any other Person that is not a Subsidiary of the Company, in each case (x) in amounts exceeding, in the aggregate,

$100,000 and (y) not including transactions entered in connection with ordinary course commodities purchase contracts and arrangements;
(v)    guaranty of any obligation for Indebtedness or other material guaranty, except for any guaranty provided on behalf of a Subsidiary of the Company;
(vi)    settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or its Subsidiaries will be required, after the date of this Agreement, to satisfy any monetary or material non-monetary obligations;
(vii)    lease or agreement under which it is lessee or lessor of, or holds or operates, any material personal property owned by any other party, or permits any third party to hold or operate any material personal property owned or controlled by it, in each case for which the annual rental exceeds $150,000;
(viii)    agreements relating to any completed material business acquisition by the Company or any of its Subsidiaries within the last three years or pursuant to which the Company or any of its Subsidiaries has remaining obligations or liabilities;
(ix)    Contract pursuant to which (A) the Company or any of its Subsidiaries are licensed or otherwise permitted by a third party to use any Intellectual Property owned by a third party (other than non-exclusive licenses to the Company or any of its Subsidiaries of commercially available "off the shelf" software where the aggregate fee, royalty or other consideration (including maintenance fees) for any such software or group of related software licenses is no more than $25,000), or (B) any third party is licensed or otherwise permitted to use any Intellectual Property owned or held exclusively by the Company or any of its Subsidiaries;
(x)    non-competition, non-solicitation or exclusive dealing arrangement or any other Contract, agreement or obligation which limits or purports to limit or restrict in any respect (A) the ability of the Company or any of its Subsidiaries to solicit customers, suppliers, business relations or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of the Company or any of its Subsidiaries are conducted;
(xi)    Contract that contains a "most favored nation" clause or other term providing preferential pricing or treatment or which grants exclusive rights, rights of first offer, rights of first negotiation, or similar rights to any Person;
(xii)    (A) joint venture, partnership or similar agreement related to the creation or development of Intellectual Property by or for the Company or any of its Subsidiaries, or (B) Contract providing for the assignment, ownership, creation or development of any Intellectual Property;

(xiii)    (A) Contract that limits the freedom or right of the Company or any of its Subsidiaries to use Intellectual Property owned by the Company or any of its Subsidiaries, (B) any settlement contract, consent-to-use or settlement agreement relating to Intellectual Property, or (C) any Contract granting any exclusive rights to any third party, including with respect to the Intellectual Property owned by the Company or any of its Subsidiaries;
(xiv)    Contract granting (A) to any Person a right of first refusal or option to purchase or acquire any assets of the Company or any of its Subsidiaries or (B) to the Company or any of its Subsidiaries a right of first refusal or option to purchase or acquire any assets of any other Person;
(xv)    Contract which includes or imposes a "take or pay" or minimum purchase requirement or obligation on the Company or any of its Subsidiaries;
(xvi)    Contract for the purchase, maintenance or acquisition, or the sale or furnishing of materials, supplies, merchandise, machinery, equipment, parts or other property or services requiring remaining aggregate future payments in excess of $250,000;
(xvii)    Contract which is not terminable by it upon less than sixty (60) days' notice without penalty or additional liability and involves payments in excess of $250,000 annually, other than in the ordinary course of business; or
(xviii)    any other Contract which involves a consideration in excess of $250,000 annually, except for commodity purchase or sale contracts entered into in the ordinary course of business.
(b)    Except as set forth on Schedule 3.09(b), (i) each of the Company and its Subsidiaries has performed in all material respects all material obligations required to be performed by it and is not in material default under, in material breach of, nor in receipt of any written Claim of material default or material breach under, any Material Contract; (ii) no event has occurred which, with the passage of time or the giving of notice or both, would result in a material default or material breach by the Company or any of its Subsidiaries under any Material Contract; and (iii) as of the date hereof, to the knowledge of the Company there is no material breach or threatened material breach by (or non-ordinary course notice of non-renewal or termination from (other than any automatic non-renewals or terminations in accordance with such Material Contract's terms)) the other parties to any Material Contract. Except for those that have terminated or expired in accordance with their terms, all of the Contracts and plans set forth on Schedule 3.09(a) or required to be set forth on Schedule 3.09(a) (collectively, the "Material Contracts") are valid and in full force and effect and constitute legal, valid and binding obligations of the Company or such Subsidiary, and are enforceable against the Company or such Subsidiary in accordance with their respective terms, and, to the Company's knowledge, constitute legal, valid and binding obligations of the other party or parties thereto, enforceable against such party or parties in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(c)    The Company has delivered or made available to the Purchaser true and correct copies of all written Contracts and an accurate description of all oral Contracts that are required to be set forth on Schedule 3.09(a), together with all material amendments, waivers or other changes thereto.
3.10    Intellectual Property.
(a)    All of the patents, registered trademarks, registered service marks, registered copyrights, Internet domain names, and applications for any of the foregoing owned or purported to be owned by the Company and its Subsidiaries are set forth on Schedule 3.10. The Company and its Subsidiaries exclusively own and possess all right, title and interest in and to the Intellectual Property required to be set forth on Schedule 3.10, and such Intellectual Property is valid, enforceable, unexpired and subsisting and free and clear of all Liens, except for Permitted Liens. There are no claims pending or, to the Company's knowledge, threatened in writing against the Company or any of its Subsidiaries in the past six years with respect to infringement, misappropriation or violation of any third party Intellectual Property. None of the Company, its Subsidiaries, nor the operation of the Business infringes, misappropriates or violates, or has infringed, misappropriated or violated, the Intellectual Property of any third party. To the Company's knowledge, no third party is currently infringing, misappropriating or violating any Intellectual Property owned by the Company or any of its Subsidiaries.
(b)    The Company and its Subsidiaries own or possess sufficient rights pursuant to a valid and enforceable written license agreement to use all Intellectual Property necessary for or used in the Business as presently conducted, and all such Intellectual Property shall continue to be owned or otherwise possessed by the Company and its Subsidiaries or available for use on substantially similar terms and conditions by the Company and its Subsidiaries upon the completion of the Closing. The Company and its Subsidiaries have taken commercially reasonable measures to maintain, enforce and protect its rights in the Intellectual Property owned by the Company and its Subsidiaries.
(c)    The Company and its Subsidiaries have taken commercially reasonable steps, including reasonable security measures, to protect and maintain the value of all Intellectual Property owned by the Company and its Subsidiaries, including the confidentiality of any trade secrets. Except as set forth in Schedule 3.10, all current and former employees, independent contractors, and other Persons who have been involved in the development of any Intellectual Property for the benefit of the Company or any of its Subsidiaries, have executed and delivered to the Company and its Subsidiaries a valid and enforceable agreement (i) providing for the nondisclosure by such Person of any Confidential Information of the Company and its Subsidiaries, and (ii) providing for the assignment (by way of a present grant of assignment) by such Person to the Company and its

Subsidiaries of any Intellectual Property arising out of such Person's employment by, engagement by, or contract with the Company and its Subsidiaries. To the Company's knowledge, no such current or former employees, independent contractors, or other Persons are in breach of any such agreements.
(d)    The information technology systems used in the Business, including all computer hardware, software, firmware, process automation and telecommunications systems, operate and perform in accordance with their documentation and functional specifications, in all material respects, and otherwise as required by the Company and its Subsidiaries. There have been no failures, unauthorized intrusions, breakdowns, continued substandard performance, or other adverse events affecting such information technology systems that have caused any substantial disruption of or interruption in and to the use of such information technology systems. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.
(e)    With respect to data collection, use, privacy, protection, and security, the Company and its Subsidiaries have complied with all applicable Laws, all industry standards (including the Payment Card Industry Data Security Standard) or requirements applicable to the conduct of the business of the Company and its Subsidiaries, and all of their internal or customer-facing policies, respectively. In the last three years, the Company and its Subsidiaries have not experienced any material incident in which confidential or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals was or may have been stolen or improperly accessed, including any breach of security and neither the Company nor any of its Subsidiaries has received any written notices or complaints from any Person with respect thereto.
3.11    Litigation.
Except as set forth on Schedule 3.11, there are no Claims (and during the three year period preceding the date of this Agreement, there have not been any Claims) pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries (including, in each case, any Claims with respect to the transactions contemplated hereby or in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby), or pending or threatened by the Company or any of its Subsidiaries against any Person, at law or in equity, or before or by any Governmental Authority or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, in each case which if determined adversely to the Company or any of its Subsidiaries would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is subject to or in default under any outstanding judgment, Order or decree of any court or Governmental Authority.
3.12    Governmental Consent.

Except (a) as set forth on Schedule 3.12, (b) as required under the HSR Act, and (c) for the filing of the Certificates of Merger in connection with the Mergers, no material Permit of, or declaration to or filing with, any Governmental Authority or regulatory authority is required in connection with any of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of any other transaction contemplated hereby. Schedule 3.12 contains a complete description of all Permits, other than the Real Property Permits, issued to the Company or any of its Subsidiaries that are currently used by the Company or any of its Subsidiaries in connection with the operation of the Business, except for such immaterial Permits that would be readily obtainable by any qualified applicant without any undue burden or material cost in the event of any lapse, termination, cancellation or forfeiture thereof, and such described Permits, together with the Real Property Permits, represent all material Permits required for the operation of the Business as presently conducted by the Company and its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with all such Permits identified on Schedule 3.12, all of which are in full force and effect, and there are no pending or, to the Company's knowledge, threatened limitations, terminations, expirations or revocations of any material Permits other than such limitations, terminations, expirations or revocations that would not be material to the Business. During the three years prior to the date hereof, no written notices have been received by the Company or any of its Subsidiaries alleging the failure to hold any material Permits.
3.13    Employee Benefit Plans.
(a)    Schedule 3.13(a) contains a true and complete list of all "pension plans" (as defined under Section 3(2) of ERISA), "welfare plans" (as defined under Section 3(1) of ERISA) and other bonus or incentive compensation, deferred compensation, employment, severance, retention or termination pay, retirement, profit-sharing, change in control, transaction-based payment, performance award, equity or equity-based award, health, welfare, vacation, paid time off, fringe benefit and all other benefit and compensation plans, programs, policies, practices, agreements and arrangements regardless of whether such plan is subject to ERISA, which the Company or any of its Subsidiaries sponsors, maintains, participates in, contributes to, or is required to contribute to, or with respect to which the Company or any Subsidiary has or may have any current liability or obligation (collectively, the "Benefit Plans").
(b)    Each of the Benefit Plans that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter from the Internal Revenue Service or is a prototype or other plan that is entitled to rely on an opinion or advisory letter issued by the Internal Revenue Service to the plan sponsor regarding qualification of the form of the prototype or other plan, and nothing has occurred that could reasonably be expected to adversely affect such qualified status. Each Benefit Plan has been established, funded, administered and maintained, in form and in operation, in all material respects in accordance with its terms and with all applicable Laws, including but not limited to the requirements of the Code and ERISA. No "prohibited transaction," within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Benefit Plan and no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any Benefit Plan that could result in liability to the Company or any ERISA Affiliate. There are no actions, suits, or Claims pending, or, to the Company's knowledge, threatened (other than routine claims for benefits) with respect to any Benefit Plan. There are no audits, inquiries, investigations or proceedings pending or, to the Company's knowledge, threatened by any Governmental Authority with respect to any Benefit Plan.
(c)    With respect to each Benefit Plan, all required contributions, premiums and other payments have been made on a timely basis in accordance with applicable Laws and the terms of the applicable Benefit Plan (to the extent due) or properly accrued (to the extent not yet due).
(d)    The Company has made available to the Purchaser true and complete copies of, in each case to the extent applicable, (i) all documents embodying each Benefit Plan, including, without limitation, all plan documents and amendments thereto, related trust documents, and group insurance policies and Contracts, (ii) the most recent determination, opinion, notification, or advisory letter received from the Internal Revenue Service for each Benefit Plan, (iii) the most recent Form 5500 annual report for each Benefit Plan, (iv) the most recent summary plan description and all summary(ies) of material modifications thereto for each Benefit Plan, (v) the most recent plan years' compliance and discrimination tests for each Benefit Plan, (vi) all material correspondence with a Governmental Authority with respect to each Benefit Plan dated within the past 36 months and (vii) the Code Section 280G analysis and any waivers, consents, disclosures, and other documents prepared in connection with the actions described in Section 3.13(d) hereof performed in connection with the transactions contemplated by this Agreement.
(e)    No Benefit Plan is, and none of the Company, any of its Subsidiaries or any of its ERISA Affiliates maintains, sponsors, contributes to or has any current or contingent liability with respect to, (i) any "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) any "multiemployer plan" (as such term is defined under Section 3(37) of ERISA) (iii) a "multiple employer plan" (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or (iv) a "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA). Neither the Company nor any of its Subsidiaries has any current or contingent liability or obligation by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.
(f)    Neither the Company nor any of its affiliates have any current or contingent liability or obligation to any plan that is or ever was subject to Section 412(i) of the Code, including, but not limited to, the Ackerman, Beardsley, Bennett, Inc. 412(i) Plan.
(g)    Except as set forth on Schedule 3.13(g), no Benefit Plan provides, and neither the Company nor any of its Subsidiaries has any actual or potential obligation to provide, post-employment health, life or other welfare benefits, other than as required by COBRA for which the covered individual pays the full cost of coverage. The Company and its Subsidiaries have complied and are in compliance with the requirements of COBRA as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder ("PPACA"). Neither the Company nor any of its Subsidiaries has incurred, or is reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA, including pursuant to Sections 4980B, 4980D or 4980H of the Code.
(h)    Except as expressly provided otherwise under this Agreement or as set forth on Schedule 3.13(h), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with the occurrence of any other event) constitute an event under any Benefit Plan that will result in any payment (whether severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits, forfeiture or obligation to fund benefits thereunder.
3.14    Insurance.
Schedule 3.14 contains a true and complete list as of the date of this Agreement of all material insurance policies to which the Company or any of its Subsidiaries is a party or which provide coverage to or for the benefit of or with respect to the Company, its Subsidiaries or any director or employee of the Company or its Subsidiaries in his or her capacity as such (the "Insurance Policies"), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of the policy and the amount of coverage. The Company has made available to the Purchaser true and complete copies of all such Insurance Policies. All Insurance Policies maintained by the Company and each of its Subsidiaries are in full force and effect and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any such Insurance Policies. The Company and the Company's Subsidiaries are current in all premiums due under the Insurance Policies and have otherwise complied in all material respects with all of their material obligations under each Insurance Policy. The Company or one of the Company's Subsidiaries, as applicable, has given timely notice to the insurer of all material Claims known to the Company that may be insured by any such Insurance Policy.
3.15    Compliance with Laws.Except as set forth on Schedule 3.15, (A) the Company and each of its Subsidiaries is, and during the three years prior to the date hereof has been, in compliance in all material respects with all applicable Laws and regulations of foreign, federal, state and local governments and all agencies thereof, except where the failure to comply would not be material to the Business or the operations of the Company and (B) during the three years prior to the date hereof, no written request for information or audits (other than in the ordinary course of business) and no written Claims have been received by, and to the Company's knowledge, no Claims have been filed against, the Company or any of its Subsidiaries alleging material noncompliance with any Laws.
3.16    Environmental Compliance and Conditions.

Except as set forth on Schedule 3.16:
(a)    The Company and its Subsidiaries are in compliance, and have for the past three years complied, in all material respects with all Environmental Laws, including all Permits required under Environmental Laws for the occupation of the Owned Real Property, the Leased Real Property and the operation of the Business.
(b)    None of the Company or any of its Subsidiaries has received in the past three years, or prior to such time if not fully settled and resolved, any notice, report, Order, directive, or other information regarding any actual or alleged material violations of, or material liabilities arising under, Environmental Laws.
(c)    None of the Company or any of its Subsidiaries has (i) manufactured, distributed, treated, stored, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance, or (ii) owned or operated any property or facility (including the Leased Real Property) which is or has been contaminated by any Hazardous Substance in the case of clauses (i) and (ii) in a manner which has given rise or could reasonably be expected to give rise to any material liability pursuant to Environmental Laws.
(d)    Each of the Company and its Subsidiaries has in the amounts and forms required by any Environmental Laws, obtained all performance bonds, surety bonds, insurance and any other financial assurances required under Environmental Laws for land reclamation or otherwise.
(e)    None of the Company or any of its Subsidiaries has designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing any Hazardous Substance in a manner which has given rise or could reasonably be expected to give rise to any material liability under Environmental Laws.
(f)    None of the Company or any of its Subsidiaries has assumed, undertaken, become subject to, or provided an indemnity with respect to any material liability of any other Person pursuant to Environmental Laws.
(g)    The Company has made available to the Purchaser all non-ordinary course environmental audits, assessments, and reports and all other environmental documents materially bearing on environmental, health or safety conditions of the Real Property and the Business or relating to the current and former operations and facilities (including without limitation the Leased Real Property) of the Company and its Subsidiaries that are in its possession or under its reasonable control.
3.17    Affiliated Transactions.Except as set forth on Schedule 3.17, no officer, manager, director, equityholder or Affiliate of the Company or any of its Subsidiaries or, to the Company's knowledge, any individual in any officer's, manager's or director's immediate family or any legal entity in which any such Person has the power to direct or control the actions of such legal entity, is a party to any Contract with the Company or any of its Subsidiaries or has any material interest in any assets, rights or property owned, licensed, leased or used by the Company or any of its Subsidiaries, other than employment-related Contracts. Schedule 3.17 contains a description of all material and non-ordinary course intercompany services provided to or on behalf of the Company or any of its Subsidiaries by any Seller or any Affiliates of the Sellers (other than the Company and its Subsidiaries), other than de minimis loans and advances to employees of the Company and its Subsidiaries in the ordinary course of business.
3.18    Employees.
(a)    Except as set forth on Schedule 3.18(a), there are, and for the past three years have been, none of the following pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of the Company's Subsidiaries: (i) any material grievances, claims of unfair labor practices, labor arbitrations, or other material collective bargaining disputes, (ii) union organizing activities with respect to any of the employees of the Company or any of its Subsidiaries, (iii) any union, works council or other labor organization demand for recognition (iv) representation proceedings or petitions with the National Labor Relations Board or other labor relations tribunal, (v) CBAs with respect to any of the employees of the Company or any of its Subsidiaries in effect or being negotiated by the Company or any of its Subsidiaries, or (vi) any strike, work stoppage, picketing, walking out, lockout, slowdown, hand billing or other material labor dispute. None of the employees of the Company or any of the Company's Subsidiaries is represented by a labor union, works council or other labor organization in connection with their employment.
(b)    Except as set forth on Schedule 3.18(b), the Company and each of its Subsidiaries is, and for the past three years has been, in compliance in all material respects with all Laws relating to labor relations or employment matters, including but not limited to Laws relating to employment practices, terms and conditions of employment, tax withholding, equal employment opportunity, discrimination, harassment, and retaliation, immigration status, employee safety and health, wages and hours, disability rights or benefits, applicant and employment background checking, WARN, collective bargaining, workers' compensation, equal pay, family and medical leave and other leaves of absences, and worker classification (including proper classification of employees as exempt or non-exempt under the Fair Labor Standards Act or similar state or local wage and hour laws, and proper classification of workers as employees or independent contractors). Except as set forth on Schedule 3.18(b), there are no material Claims pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries alleging a violation of any Law pertaining to labor relations or employment matters, including any charges or complaints filed with the Equal Employment Opportunity Commission or comparable Governmental Authority, nor have there been any material such Claims within the past three years.

(c)    To the Knowledge of the Company, no officer, executive or key employee of Company or any Subsidiary: (i) has any present intention to terminate his or her employment with such Company or Subsidiary within the first 12 months immediately following the Closing Date, other than as set forth on Schedule 3.18(c); or (ii) is party to or bound by any non-competition, non-solicitation, confidentiality, non-disclosure, no-hire, or similar agreement that could materially restrict such person in the performance of his or her duties for the Company or any Subsidiary or the ability of any Company or any Subsidiary to conduct its business.
(d)    Neither the Company nor any of its Subsidiaries has implemented any employee layoffs implicating WARN, in each case affecting any group of employees of the Company or any of its Subsidiaries, within the three years prior to the Closing, nor has the Company or any of its Subsidiaries announced any such action or program for the future.
(e)    Except as would not result in material Liability for the Company and its Subsidiaries, taken as a whole, each of them has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation that has come due and payable to their current or former employees and independent contractors under applicable Law, Contract or Company policy.
(f)    To the Knowledge of the Company, the Company and its Subsidiaries, for the past three years, have promptly investigated all sexual harassment allegations of which they are aware. With respect to each such allegation with potential merit, the Company or its applicable Subsidiary has taken corrective action that is reasonably calculated to prevent further harassment. The Company does not reasonably expect any material liability with respect to any such allegations.
3.19    Customers.
Schedule 3.19 hereto sets forth a true and complete list of the ten largest customers (measured by dollar volume of sales by the Company and its Subsidiaries to such customers) of the Company and its Subsidiaries for each of the 12-month period ending December 31, 2017 and the nine-month period ending September 30, 2018 (the "Significant Customers"). No Significant Customer has cancelled its relationship with the Company or any of its Subsidiaries, no Contract with a Significant Customer has been materially modified in a manner adverse to the interests of the Company relative to the terms in the previously existing Contract and no Significant Customer has provided the Company or any of its Subsidiaries notice that it will discontinue doing business with the Company or its Subsidiaries or materially reduce the business that it currently conducts with the Company and its Subsidiaries.
3.20    Suppliers.
Schedule 3.20 hereto sets forth a true and complete list of the ten largest suppliers (measured by dollar volume of spend by the Company and its Subsidiaries to such suppliers) of the Company and its Subsidiaries for each of the 12-month period ending December 31, 2017 and the nine-month period ending September 30, 2018 (the "Significant Suppliers"). No Significant Supplier has cancelled its relationship with the Company or any of its Subsidiaries, no Contract with a Significant Supplier has been materially modified in a manner adverse to the interests of the Company relative to the terms in the previously existing Contract and no Significant Supplier has provided the Company or any of its Subsidiaries notice that it will discontinue doing business with the Company or its Subsidiaries or materially reduce the business that it currently conducts with the Company and its Subsidiaries.
3.21    International Trade and Anti-Corruption Matters.
Except as set forth on Schedule 3.21, none of the Company, its Subsidiaries or any of their respective officers, directors or employees, nor to the knowledge of the Company, any agent or other third party representative acting on behalf of or associated with the Company, (a) is currently, or has been in the last five years: (i) a Sanctioned Person or located, resident, or organized in a Sanctioned Country; (ii) carrying on, facilitating or otherwise engaging in any business, dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; (iii) otherwise in violation of applicable sanctions Laws, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, "Trade Control Laws"); or (b) has at any time (i) made, offered, promised, requested or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give or received, or agreed to receive, any money, advantage or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of Anti-Corruption Laws; or (ii) otherwise been in violation of any Anti-Corruption Laws. In the last five years, neither the Company nor any of its Subsidiaries has made any voluntary or involuntary disclosure to a Governmental Authority or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws. There is not currently, and in the past five years has not been any action, proceeding, allegation, request for information, or other inquiry by any Governmental Authority regarding an actual or potential violation of Trade Control Laws or Anti-Corruption Laws, and no member of the Company Group has received any written notice that there action, proceeding, allegation, request for information, or other inquiry by any Governmental Authority regarding an actual or potential violation of Trade Control Laws or Anti-Corruption Laws. The Company and its Subsidiaries have maintained and enforced policies and procedures designed to ensure compliance with Trade Control Laws and Anti-Corruption Laws, and are not aware of any violation of these policies. Neither the Company nor any of its Subsidiaries has imported any products or materials subject to or otherwise covered by an antidumping duty order or countervailing duty order or subject to or otherwise covered by any pending antidumping or countervailing duty investigation by a Governmental Authority of the United States.
3.22    Brokerage.
Except for the fees and expenses of Citigroup Global Markets, Inc., there are no claims for brokerage commissions, finders' fees or similar compensation due in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries.
3.23    Mine Safety and Health.
(a)    Except as set forth on Schedule 3.23(a), the Company's and its Subsidiaries are, and have been for the past five years, in compliance, in all material respects, with the Federal Coal Mine Health and Safety Act of 1969, the Federal Mine Safety and Health Act of 1977, the Mine Improvement and New Emergency Response Act of 2006, the Surface Mining Control and Reclamation Act of 1977, all rules and regulations promulgated under the aforementioned Laws and statutes by the Federal Mine Safety and Health Administration ("MSHA") and any similar state or local Laws.
(b)    Schedule 3.23(b) includes a true, correct and complete list of all of the material unabated citations, notices of non-compliance and notices of violation received by the Company or any of its Subsidiaries from the MSHA. None of the Company or any of its Subsidiaries are not currently, and have not been in the past three years, subject to any Proceedings, Claims, cessation orders, cease and desist orders, closure orders or show cause orders issued, made or conducted by the MSHA.
3.24    LGC Matters.
(a)Organization; Corporate Power; Authorization. LGC is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. LGC has all requisite corporate power and authority and all authorizations, licenses and permits necessary to own and operate its properties and assets, to carry on its businesses as now conducted and to execute and deliver this Agreement and carry out the transactions contemplated hereby (including the Mergers), and LGC is qualified or licensed to do business in every jurisdiction in which its ownership of property or conduct of business requires it to qualify or be licensed. A copy of LGC's certificate of incorporation, bylaws and other governing and organizational documents, including all amendments thereto prior to the date hereof, has been made available to the Purchaser and are true, correct and complete. LGC is not in default under, or in violation of, any provision of its certificate of incorporation, bylaws or other governing and organizational documents. The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which LGC is a party and the consummation of the transactions contemplated hereby or thereby (including the Mergers) have been duly and validly authorized by all requisite corporation action, in each case by LGC, and no other act or proceeding (corporate or otherwise) on the part of LGC is necessary to authorize the execution, delivery or performance of this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby (including the Mergers), other than the consent of the LGC Stockholders obtained on the date hereof and the filing of the First LGC Certificate of Merger and Second LGC Certificate of Merger.

(b)    Capitalization; Subsidiaries and Affiliates. Schedule 3.24(b) sets forth all of the issued and outstanding shares of LGC (the "LGC Shares") and the holder of record thereof. All of the LGC Shares have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive rights or rights of first refusal. LGC does not have any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by LGC or any of the LGC Stockholders. Except as set forth on Schedule 3.24(b), there are no outstanding (i) capital stock, shares or other equity interests or voting securities of LGC, (ii) securities convertible or exchangeable into capital stock, shares or other equity interests or voting securities of the Company, (iii) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts, agreements or obligations (contingent or otherwise) that could require LGC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase, retire or redeem any shares, equity securities or interests of LGC or (iv) stock appreciation, equity appreciation, phantom stock, profit participation, equity-based awards or similar rights with respect to LGC. There are no bonds, debentures, notes or other indebtedness of LGC outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which an LGC Stockholder, in such Person's capacity as an LGC Stockholder, may vote. Other than the Company Units and Company RMUs, LGC does not own any capital stock, membership interests, units or other equity securities of any Person and does not have any other type of interest (whether ownership or other) in any other Person. LGC is not subject to any obligation or requirement to provide funds for, or to make any investment (in the form of a loan, capital contribution or otherwise) to or in, any Person.
(c)    Operations; No Liabilities or Obligations. Except as set forth on Schedule 3.24(c), since July 1, 2002, LGC has not carried on any business or conducted any operations other than acquiring and holding ownership (directly or indirectly) in the Company. Other than with respect to the ownership of Company Units and/or Company RMUs, except as set forth on Schedule 3.24(c), LGC has no assets or Liabilities of any kind or nature whatsoever.
(d)    Tax Matters. Except as set forth on Schedule 3.24(d):
(i)    All material Tax Returns filed or required to be filed by or with respect to LGC with respect to any material Tax Liability or where a potentially material tax liability could be generated have been timely filed (taking into account applicable extensions), all such Tax Returns are true, correct, and complete and were prepared in substantial compliance with applicable Law, and all Taxes due and owing by LGC have been timely paid in full (whether or not shown as due and owing on a Tax Return).
(ii)    There is no Tax Action pending with respect to LGC in respect of any Tax or Tax Return, nor has any such Tax Action been threatened in writing by any Governmental Authority. No deficiencies for any Taxes have been proposed, asserted or assessed against LGC that are still pending. There are no requests for rulings or determinations in respect of any Tax pending between LGC, on the one hand, and any Governmental Authority, on the other hand.
(iii)    LGC has not requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period, or of any time for assessment or collection, applicable to any Tax or Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.
(iv)    LGC has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.
(v)    LGC has neither participated nor is participating in a "listed transaction" within the meaning of Treas. Reg. § 1.6011-4.
(vi)    There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of LGC.
(vii)    LGC is not a party to any agreement, contract, arrangement or Benefit Plan that has resulted or could result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any provision of Law).
(viii)    LGC (A) has not been a member of an Affiliated Group filing a combined, consolidated, or unitary Tax Return since July 1, 2002, and (B) has no liability for the Taxes of any Person under Treasury Regulation §1.1502-6 or any analogous or similar state, local or foreign law or regulation, or as a transferee or successor.
(ix)    Each Plan of LGC complies with and has been maintained in all material respects in accordance with the requirements of Section 409A of the Code and any U.S. Department of Treasury or Internal Revenue Service guidance issued thereunder and no amounts under any such Plan is or has been subject to any interest or additional Tax set forth under Section 409A of the Code.
(x)    LGC has no actual or potential obligation to reimburse or otherwise "gross-up" any Person for the interest or any Taxes as a result of Section 280G, 409A and/or Section 4999 of the Code.
(xi)    No Claim has been made in writing by a Governmental Authority in a jurisdiction where LGC does not file Tax Returns that LGC is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(xii)    LGC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (B) "closing agreement" under Section 7121 of the Code (or any corresponding or similar provision of Law) entered into during a taxable period ending on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; (D) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (E) election under Section 108(i) of the Code (or any similar provision of Law); (F) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of Law), in existence during a taxable period ending on or prior to the Closing Date; (G) transactions effected or investments made prior to the Closing that result in taxable income pursuant to Section 951(a) of the Code; or (H) "global intangible low taxed income" within the meaning of Section 951A of the Code (or any similar provision of Law) attributable to a period prior to the Closing.
(xiii)    The unpaid Taxes of LGC (i) did not, as of August 31, 2018, materially exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the unaudited consolidated balance sheet of LGC as of August 31, 2018 (rather than in any notes thereto) and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of LGC in filing its Tax Returns.  Since August 31, 2018, LGC has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, or from transactions outside the ordinary course of business that are inconsistent with past custom and practice.
(xiv)    Neither LGC nor any owner thereof as a direct result of such ownership has any requirement to pay any material Taxes arising under Section 965 of the Code (including any deferred payments to be made with respect to such Taxes in future taxable periods pursuant to Section 965(h) of the Code) in any taxable period (or portion thereof) beginning after the Closing Date.
(xv)    LGC is not and has never been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).
(xvi)    LGC (and any predecessor of LGC) has been a validly electing and qualifying S corporation within the meaning of Section 1361 and Section 1362 of the Code since the S corporation election effective July 1, 2002, and shall continue to be a valid S corporation for federal, state and local Tax purposes up to and including the Closing Date. LGC has no potential Tax liability under Section 1374 of the Code (or any similar provision of state or local income Tax Law). LGC has not in the past five (5) years (i) acquired assets from a corporation in a transaction in which LGC's Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is a qualified subchapter S subsidiary.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE MERGER SUBS
Each of the Purchaser and the Merger Subs, as applicable, represents and warrants to the Company as of the date hereof and as of the Closing that:
4.01    Organization and Corporate Power.
The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, with full power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Merger Subs is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to enter into this Agreement and perform its obligations hereunder.
4.02    Authorization.
The execution, delivery and performance of this Agreement and all of the other agreements and instruments contemplated hereby to which the Purchaser or any of the Merger Subs is a party, and the consummation of the transactions contemplated hereby or thereby (including the Mergers), have been duly and validly authorized by all requisite corporate or limited liability company action, and no other act or proceeding (corporate or otherwise) on the Purchaser's or any of the Merger Sub's, as applicable, part are necessary to authorize the execution, delivery or performance of this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby (including the Mergers), other than approval of this Agreement by Purchaser (as the sole member of Merger Sub 1, Merger Sub 3 and Merger Sub 5), by Merger Sub 1 (as th sole member of Merger Sub 2) and by Merger Sub 3 (as the sole member of Merger Sub 4) and the filing of the Certificates of Merger as required by the DLLCA. Each of the Purchaser and each Merger Sub has all requisite corporate and limited liability company power and authority, as applicable, and full legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement and each of the other agreements and instruments contemplated hereby to which the Purchaser or any Merger Sub is a party has been duly executed and delivered by the Purchaser or such Merger Sub, as applicable, and assuming that this Agreement and each of the other agreements and instruments contemplated hereby to which the Purchaser or any Merger Sub is a party has been duly executed and delivered by the Company and the other parties thereto, this Agreement and each of the other agreements and instruments contemplated hereby to which the Purchaser or any Merger Sub is a party constitutes a valid and binding obligation of the Purchaser or such Merger Sub, as applicable, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity effecting the availability of specific performance and other equitable remedies.
4.03    No Violation.
Each of the Purchaser's and each Merger Sub's execution, delivery and performance of this Agreement and each of the other agreements and instruments contemplated hereby to which the Purchaser or any Merger Sub is a party, and the consummation of the transactions contemplated hereby or thereby (including the Mergers), will not breach or violate (a) the Purchaser's or any Merger Sub's certificate of incorporation, articles of incorporation, certification of foramtion, operating agreement or its bylaws (or similar organizational documents), (b) any applicable Law, or rule or regulation, or order, writ, injunction or decree, of any Governmental Authority applicable to Purchaser or any Merger Sub, or (c) any Contract or Permit binding upon the Purchaser or any Merger Sub, except in the cases of clauses (b) and (c), where such breach or violation would not (i) have a material adverse effect on the business or financial condition of Purchaser or (ii) materially and adversely affect the Purchaser's or such Merger Sub's ability to execute, deliver and perform this Agreement or consummate the transactions contemplated hereby.
4.04    Governmental Authorities; Consents.
Except (a) as set forth on Schedule 4.04(a), (b) for the filing of the Certificates of Merger in connection with the Mergers and (c) as required under the HSR Act, no consent, approval or authorization of any Governmental Authority or regulatory authority is required to be obtained by the Purchaser or any Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
4.05    Litigation.
There are no Claims pending or, to the Purchaser's or Merger Subs' knowledge, threatened against the Purchaser or any Merger Sub at law or in equity, or before or by any Governmental Authority, which (a) if determined adverseley to the Purchaser would reasonably be expected to have a material adverse effect on the business or financial condition of the Purchaser or (b) would materially and adversely affect the Purchaser's or such Merger Sub's ability to perform this Agreement or consummate the transactions contemplated hereby. Neither the Purchaser nor any Merger Sub is subject to any outstanding judgment, Order or decree of any court or Governmental Authority that would materially and adversely affect the Purchaser's or such Merger Sub's ability to perform this Agreement or consummate the transactions contemplated hereby.
4.06    Brokerage.

Except as set forth on Schedule 4.06, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or any Merger Sub.
4.07    Financing.
The Purchaser will have on the Closing Date sufficient available funds to pay the Estimated Cash Purchase Price, and to pay all fees, costs, expenses and other amounts required to be paid by the Purchaser pursuant to this Agreement.
4.08    Purchaser Shares.
Upon issuance, the Purchaser Shares will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, preemptive, subscription or similar rights or Liens, other than Permitted Liens and restrictions on transfer imposed by state and federal securities laws.
4.09    No Shareholder Approval.
The issuance and delivery by Purchaser of the Purchaser Shares to the applicable Sellers does not require any vote or other approval or authorization of any holder of any capital stock of Purchaser.
4.10    Purchaser SEC Reports.
(a)    Purchaser has filed with the SEC true and complete copies of all reports, schedules, forms, statements and any definitive proxy or information statements required to be filed by Purchaser pursuant to the Exchange Act since January 1, 2016 (the "SEC Filings"), each of which has complied in all material respects with the Exchange Act and the rules and regulations promulgated thereunder, as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent SEC Filing filed or furnished to the SEC by Purchaser and in either case, publicly available as of the date hereof or as set forth on Schedule 4.10. None of the SEC Filings (including, any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent SEC Filing.Except to the extent updated, amended, restated or corrected by a subsequent SEC Filing filed on or prior to the date hereof, all of Purchaser's financial statements included in the SEC Filings, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the "Purchaser Financial Statements"), have been prepared in accordance with GAAP applied on a consistent basis through the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Form 10-Q of the SEC and subject, in the case of the unaudited statements, to normal, year-end audit adjustments which would not reasonably be expected to be material, individually or in the aggregate). The consolidated balance sheets (including the related notes) included in such Purchaser Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent SEC Filing) fairly present, in all material respects, the consolidated financial position of Purchaser and its consolidated subsidiaries at the respective dates thereof, and the consolidated statements of operations, stockholders' equity and cash flows (in each case, including the related notes) included in such Purchaser Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent SEC Filing) fairly present, in all material respects, the consolidated statements of operations, stockholders' equity and cash flows of Purchaser and its consolidated subsidiaries for the periods indicated, subject, in the case of the unaudited statements, to normal, year-end audit adjustments which could not reasonably be expected to be material, individually or in the aggregate.
4.11 Issuance of Shares; Listing and Maintenance Requirements.
Subject to the truth and correctness of the representations and warranties contained in any Letter of Transmittal or investor questionnaire delivered to Purchaser pursuant to this Agreement, at the time of the issuance of Purchaser Shares under this Agreement, and assuming no direct or indirect solicitation and the truth and accuracy of the representations and warranties of the Company and LGC and their compliance with the terms of this Agreement, such issuance will be exempt from the registration requirements of the Securities Act and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Purchaser Shares represent shares of a class of common stock that has been registered pursuant to Section 12 of the Exchange Act. Purchaser has not, in the twelve (12) months preceding the date hereof, received notice from NASDAQ to the effect that Purchaser is not in compliance with the listing or maintenance requirements of such trading market. The consummation of the transactions contemplated by this Agreement does not violate the rules and regulations of NASDAQ. Purchaser has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of Purchaser Shares under the Exchange Act.
ARTICLE V

COVENANTS OF THE COMPANY

5.01    Conduct of the Business.
(a)    From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with Section 7.01, except (i) as expressly contemplated hereunder, (ii) as required by Law, (iii) with the Purchaser's prior written consent or (iv) as set forth on Schedule 5.01, the Company shall (and shall cause each of its Subsidiaries to) conduct the Business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve the goodwill and organization of its business and the relationships with customers, suppliers, vendors, officers, employees, consultants, Governmental Authorities and other Persons having business relations with the Company and its Subsidiaries, and LGC and the Company shall not, and the Company shall cause each of its Subsidiaries not to:
(i)    issue, sell or deliver any equity securities or issue or sell any equity securities convertible, exercisable or exchangeable into, or options with respect to, or warrants to purchase or rights to subscribe for, any equity securities, or equity appreciation, phantom equity, profit participation or similar rights, or any notes, bond or debt securities;
(ii)    effect any recapitalization, reclassification, unit dividend or closing distribution, equity split or similar change in capitalization;
(iii)    amend its certificate or formation or limited liability company agreement (or equivalent organizational documents);
(iv)    make any redemption or purchase of any equity securities, including the Company Units and Company RMUs except as required or permitted by the Company LLC Agreement and as done in the ordinary course of business;
(v)    sell, assign, transfer, mortgage, pledge, lease, license, sublicense or subject to any Lien, charge or otherwise encumber all or any portion of its assets, except Permitted Liens;
(vi)    make any capital investment in, or any capital contribution or loan or advance to, or guaranty for the benefit of, any other Person;
(vii)    make any capital expenditures or commitments therefor in excess of $250,000, except for such capital expenditures or commitments therefor that are reflected in the Company's capital expenditure budget for the fiscal year ending December 31, 2018 previously provided to the Purchaser, or delay any capital expenditures contemplated by such budget;
(viii)    make any loan to, or enter into any other transaction with, any directors, managers, officers or employees, other than immaterial loans or transactions made or entered into in the outside the ordinary course of business consistent with past practice;
(ix)    incur any Indebtedness;
(x)    make or grant any bonus or any wage or salary increase to any director, officer, manager, employee or group of employees or independent contractor, or make or grant any increase in any Benefit Plan, or amend or terminate any existing Benefit Plan or adopt or enter into any new Benefit Plan or enter into, amend or terminate any CBA or other employment agreement;

(xi)    implement any employee layoffs implicating WARN;
(xii)    compromise or settle any material Claim;
(xiii)    abandon or permit to lapse any Intellectual Property owned by the Company or its Subsidiaries that is used in the operation of the Business as currently conducted;
(xiv)    disclose any confidential information of the Company or its Subsidiaries to any Person, other than in the ordinary course of business consistent with past practice pursuant to a written confidentiality agreement;
(xv)    terminate or materially modify or amend any Material Contract, or enter into any agreement that, if existing prior to the date of this Agreement, would be a Material Contract set forth on Schedule 3.09(a), other than in the ordinary course of business consistent with past practice;
(xvi)    amend, modify, extend, or renew any Lease, other than in the ordinary course of business, or terminate any Lease;
(xvii)    intentionally delay or postpone payment of any accounts payable or commissions or any other liability or obligation, or enter into any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation, or accelerate sales or the collection of (or discount) of any accounts or notes receivable;
(xviii)    hire any officers or key employees or terminate the services of any existing officers or existing key employees, other than for cause; or
(xix)    take or omit to take any action that would have required to be disclosed under Sections 3.06(d), 3.06(g), 3.06(j), 3.06(k), 3.06(m), 3.06(p), 3.06(q) or 3.06(r) if such action had been taken between December 31, 2017 and the date of this Agreement.
(b)    Without limiting the scope of covenants of the Company set forth in this Section 5.01, the parties acknowledge and agree that (y) nothing contained in this Section 5.01 is intended to give the Purchaser or Merger Sub, directly or indirectly, the right to direct or control the operations of the Company or any of its Subsidiaries prior to the Closing and (z) prior to the Closing, subject to this Section 5.01, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of it and its Subsidiaries.
(c)    From and after the Adjustment Calculation Time until the Closing and the occurrence of the Final Effective Time, none of the Company or any of its Subsidiaries shall use any cash or cash equivalents to pay off any Indebtedness or Company Transaction Expenses.

5.02    Access to Books and Records.
(a)    From the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with Section 7.01, the Company shall (and shall cause each of its Subsidiaries to) provide the Purchaser and its Representatives with full access during normal business hours and upon reasonable notice to the offices, properties, books and records of the Company and its Subsidiaries; provided that (i) such access shall not materially and unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, taken as a whole, (ii) nothing herein shall require the Company and its Subsidiaries to provide access to, or to disclose any information to, the Purchaser if such access or disclosure would be reasonably likely to (A) waive any legal privilege or (B) be in violation of applicable Law (including the HSR Act or any other applicable antitrust Law), and (iii) nothing herein shall require the Company or its Subsidiaries to allow the Purchaser to conduct invasive environmental sampling or testing of the Real Property or relating to the Business. In the event that the Company or its Subsidiaries does not provide access to or disclose information in reliance on clause (A) or (B) of the preceding sentence, the Company shall provide written notice to the Purchaser that it is denying such access or withholding such information and shall use its commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not waive such privilege or contravene such Law. The Purchaser acknowledges that it remains bound by the prior confidentiality agreement entered into between the Purchaser and the Company (the "Confidentiality Agreement") and that all information it obtains as a result of access under this Section 5.02 shall be subject to the Confidentiality Agreement.
(b)    The Company shall deliver to the Purchaser copies of the Company's unaudited interim monthly consolidated financial statements as soon as reasonably practicable (and in any event within 30 days) following the end of each full monthly accounting period following the date hereof during the period between the date of this Agreement and the Closing as prepared by the Company in the ordinary course of business.
5.03    Conditions.
Subject to the terms of the covenants in Section 8.04, LGC and the Company shall use their respective commercially reasonable efforts to cause the conditions set forth in Section 2.01 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing).
5.04    Exclusive Dealing.
During the period from the date of the Unitholders Approval through the Closing or the earlier termination of this Agreement pursuant to Section 7.01, each of LGC and the Company shall not (and each shall cause its Affiliates, Subsidiaries and Representatives and the Sellers not to), directly or indirectly, take any action to encourage, initiate or engage in discussions or negotiations with, provide any information to, or enter into any letter of intent, Contract or understanding with, any Person (other than the Purchaser and its Affiliates and Representatives) concerning the purchase of LGC, any Company Units, Company RMUs or any other direct or indirect equity interests or securities of the Company or any merger, sale of all, substantially all or any material portion of the assets of the Company and its Subsidiaries or similar transactions involving the Company and its Subsidiaries. The Sellers Representative, LGC and the Company shall notify the Purchaser in writing immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing, such notice to include the material terms of any such proposal or other inquiry and the name of the Person making such proposal. The Company agrees that it will not permit any Seller to sell, transfer, dispose or otherwise convey ownership of, or legal right or entitlement to, any of such Seller's director or indirect interests in the Company Units or Company RMUs other than to the Company or to any other Seller, and that it will not record in the unit register or other books and records of the Company any transfer in violation of this Section 5.04.
5.05    Notification.
Each of LGC, the Sellers Representative and the Company shall promptly notify the Purchaser if LGC, the Sellers Representative, or the Company, respectively, obtains knowledge of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which (i) results in any of the representations or warranties contained in Article III being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by a Materiality Exception, then untrue or inaccurate in any respect) or (ii) would be reasonably likely to cause any of the conditions set forth in Section 2.01 to be incapable of satisfaction, and (b) any material breach of, or failure to comply in any material respect with, any covenant of LGC, the Sellers Representative or the Company hereunder. Each of LGC, the Company and the Sellers Representative acknowledge that no such notification or update to Purchaser, however, shall be deemed to affect (i) any right of Purchaser to terminate this Agreement pursuant to Section 7.01 or (ii) the indemnification obligations of the Sellers under Section 8.01.
5.06    280G Approval.
The Company shall promptly obtain approval, to the extent required by and in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, of the right of any "disqualified individual" (as defined in Section 280G(c) of the Code) to receive or retain any payments that could, in the absence of such approval, constitute "excess parachute payments" (as defined in Section 280G(b)(1) of the Code); provided that, at least five Business Days prior to the Closing, Purchaser shall provide a list and a summary of any agreement, contract, arrangement or Benefit Plan that Purchaser or its Affiliates are providing or entering into prior to the Closing with any disqualified individual in connection with the transactions contemplated hereby that could be treated as a "parachute payment" (either alone or together with any other payments to a disqualified individual). Prior to seeking such approval, the Company shall obtain waivers from the intended recipients of such payments in which case, unless approved to the extent required by and in the manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, neither the Company nor any of its Affiliates shall make such waived payments. At least ten days prior to seeking any waiver or approval, the Company shall deliver to Purchaser drafts of all waivers, consents, disclosures, and other documents prepared in connection with the actions described in this Section 5.06, and the Company shall accept any reasonable comments from Purchaser to such documents.
5.07    Company Unitholder Meeting; Support Agreements.
The Company shall cause a meeting of the Company Unitholders to be duly noticed, called and convened as promptly as possible but in no event later than October 22, 2018, for the purposes of obtaining the Unitholder Approval. Together with the notice of the meeting, no later than the third day after the date hereof, the Company will deliver (a) to each Company Unitholder all information that may be required pursuant to the DLLCA in connection with the Mergers and (b) to each Company Unitholder receiving Purchaser Shares, a disclosure statement prepared by the Purchaser. As soon as practicable after the date hereof, the Company shall deliver to each Company Unitholder that has not theretofore executed a Support Agreement, a request that such Company Unitholder execute the Support Agreement (which such modifications to the form attached hereto as Exhibit B as mutually acceptable to Purchaser and the Company). As promptly as practicable after the date hereof, the Company shall also provide the information and materials set forth in the preceding sentences to the LGC Stockholders.
5.08    Termination of Affiliate Agreements.
On or prior to the Closing Date, the Company shall terminate, and shall cause the other parties thereto to cause the termination of, the agreements set forth Schedule 5.08 effective prior to or at the Final Effective Time, and with no further liabilities or obligations on the part of the Company or any of its Subsidiaries with respect thereto from and after the Final Effective Time.
5.09    Termination of 401(k) Plan.
No later than the day prior to the Closing Date, at the reasonable request of the Purchaser, the board of managers of the Company or the sponsoring Subsidiary shall adopt a written consent (the form of which shall have been approved by Purchaser, whose approval shall not be unreasonably withheld, conditioned or delayed) (i) terminating the LGC Group, Inc. Safe Harbor 401(k) Profit Sharing Plan (the "LGC 401(k))Plan"), with such termination to be effective no later than the day immediately prior to the Closing Date and (ii) to provide for a profit sharing contribution to the LGC 401(k) Plan for the plan year ending on the termination date equal to the amount of profit sharing contribution that is accrued in Net Working Capital and set forth on Schedule 5.01 (the "P/S contribution"); provided that, to the extent such P/S Contribution has not been made as of the Closing Date and is included in Net Working Capital, Purchaser shall make such profit sharing contribution in accordance withth the terms of the LGC 401(k) Plan, based on compensation earned by the participant as of the termination date, and to the extent allowed under the Code, ERISA and applicable law. Purchaser shall take commercially reasonable steps necessary to permit rollovers (including loans) of account balances under the terminated LGC 401(k) Plan into a retirement plan sponsored by Purchaser that is qualified under Section 401(a) of the Code.
ARTICLE VI
COVENANTS OF THE PURCHASER
6.01    Books and Records.
(a)    From and after the Closing for a period of three years (provided that, in the event an indemnification claim pursuant to Section 8.01 is ongoing, such time period shall extend until such time as the indemnification claim is fully resolved), the Purchaser shall, and shall cause the Surviving Company to, provide the Sellers Representative and its authorized Representatives, subject to reasonable restrictions imposed by the Surviving Company or the Purchaser from time to time, with reasonable access, during normal business hours and upon reasonable notice, to the books and records (for the purpose of examining and copying at the sole expense of the Sellers Representative) of the Surviving Company and its Subsidiaries with respect to periods or occurrences prior to or on the Closing Date, in each case, as may be reasonably required by any Seller in connection with any legal proceedings by or against, or Tax audits against, governmental investigations of, or compliance with Law by any Seller or its, his or her Affiliates; provided, however, that (x) such access shall be subject to the Purchaser's and the Surviving Company's reasonable security measures and shall not unreasonably interfere with the operations of the Purchaser, the Surviving Company and its Subsidiaries, (y) nothing herein shall require the Purchaser, the Surviving Company or any of its Subsidiaries to provide access to, or to disclose any information to, the Sellers Representative or a Seller if such access or disclosure in the reasonable judgment of legal counsel to the Purchaser, the Surviving Company or any of its Subsidiaries would be reasonably likely to (i) waive any legal privilege or (ii) be in violation of applicable Law or the provisions of any Contract to which the Purchaser, the Surviving Company or any of its Subsidiaries is a party and (z) the Sellers Representative or any such Seller shall treat as confidential any Confidential Information of the Surviving Company that it receives following the Closing whether pursuant to this Section 6.01(a) or otherwise and shall not disclose such information other than (1) as required by Law or legal process, (2) in connection with claims arising from this Agreement or (3) on a need to know basis to any Seller or its representatives who agree in advance to maintain the confidentiality of such information in accordance with this clause (z).
(b)    The Purchaser shall not, and shall not permit any of its Subsidiaries to, for a period of five years following the Closing Date, destroy or otherwise dispose of any of the books and records of any of the Surviving Company or its Subsidiaries or LCG for any period prior to the Closing Date that are required to be retained for such period of time under the current retention policies of the Surviving Company and its Subsidiaries without first giving reasonable prior notice to the Sellers Representative and offering to surrender to the Sellers Representative such books and records or any portion thereof which the Purchaser or any of its Subsidiaries may intend to destroy or dispose of.
6.02    Notification.From the date hereof until the Closing Date, the Purchaser shall promptly notify the Company if the Purchaser or Merger Sub obtains knowledge (a) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which (i) results in any of its representations or warranties contained in Article IV being untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by a Materiality Exception, then untrue or inaccurate in any respect) or (ii) would be reasonably likely to cause any of the conditions set forth in Section 2.02 to be incapable of satisfaction, and (b) any material breach of, or failure to comply in any material respect with, any covenant of the Purchaser or Merger Sub hereunder.
6.03    Director and Officer Liability and Indemnification.
(a)    From and after the Closing Date until the expiration of the applicable statute of limitations relating to claims against the directors and officers of the Company and its Subsidiaries for actions taken or omitted to be taken, or matters arising, prior to the Effective Time, the Purchaser shall not, and shall not permit the Surviving Company or any of its Subsidiaries to amend, repeal or modify any provision in the Company's or any of its Subsidiaries' organizational and governing documents or any agreement set forth on Schedule 6.03, relating to the exculpation or indemnification rights of, or advancement of expenses to, any employee, manager, managing member, member, fiduciary or agent who is a current or former officer or director (the "D&O Indemnified Persons") in a manner that would adversely affect such exculpation or indemnification rights of any such current or former officer or director (unless required by law), it being the intent of the parties that the D&O Indemnified Persons shall continue to be entitled to such exculpation and indemnification rights to the fullest extent of the Law to the extent provided in the Company's or any of its Subsidiaries' organizational and governing documents as of the date hereof relating to exculpation or indemnification. If the Purchaser, the Surviving Company or any of its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser and the Surviving Company and its Subsidiaries shall assume all of the obligations set forth in this Section 6.03. The provisions of this Section 6.03 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Person and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.
(b)    This Section 6.03 is intended to be for the benefit of each of the D&O Indemnified Persons and may be enforced by any such D&O Indemnified Person as if such D&O Indemnified Person were a party to this Agreement. The obligations of the Purchaser under this

Section 6.03 shall not be terminated or modified in such a manner as to materially and adversely affect any Person to whom this Section 6.03 applies without the consent of such affected Person.
(c)    For the avoidance of doubt, the provisions of this Section 6.03 and the indemnification contemplated by this Section 6.03 shall not be subject to any of the survival or other limitation or exclusive remedy provisions of Article VIII.
(d)    Before or on the Closing Date, Purchaser shall purchase a six (6) year tail policy of the same amount for the Company's directors' and officers' liability insurance policy, covering those Persons who are covered by the policy existing prior to the Closing, for all acts or events that occurred up to and including the Closing Date. Purchaser will be responsible for the payment of any deductible under any director and officer liability insurance policy.
(e)    Notwithstanding anything to the contrary, no D&O Indemnified Person shall have any rights with respect to advancement, indemnification, contribution or other recovery of any kind from Purchaser, the Merger Subs, LGC, the Company, the Surviving Company or any of their respective Affiliates or Subsidiaries for any matter (i) which is a claim against such D&O Indemnified Person in connection with or arising under this Agreement or any other document, certificate or agreement executed or delivered in connection with the consummation of the transactions contemplated hereby (including any Letter of Transmittal) or (ii) such D&O Indemnified Person may be liable to Purchaser, Merger Sub, the Company, the Surviving Company or their respective Affiliates or Subsidiaries for fraud based on the representations and warranties contained in this Agreement (including the costs and expenses of defending any claims with respect to such matter) or any other document, certificate or agreement referenced herein or executed or delivered in connection with the consummation of the transactions contemplated hereby.
6.04    Conditions.
Subject to the terms of the covenants in Section 8.04, Purchaser shall use its commercially reasonable efforts to cause the conditions set forth in Section 2.02 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article II (other than those to be satisfied at the Closing).
6.05    Employment and Benefit Arrangements.
(a)    The Purchaser shall use commercially reasonable efforts to ensure that those eligible employees of the Company and its Subsidiaries (including, for purposes of this Section 6.05, employees of LGC) as of the Closing Date who remain so employed immediately following the Closing Date (such employees, the "Continuing Employees") shall receive service credit with respect to service with the Company and its Subsidiaries (or their predecessors) prior to the Closing Date for purposes of eligibility and vesting under any employee benefit plans and arrangements (excluding any defined benefit pension plans, deferred compensation, equity or equity-based, or post-termination or retiree welfare benefit plans and arrangements) in which each such Continuing

Employee is eligible to participate immediately following the Closing Date; provided that no retroactive contributions will be required and provided, further, except to the extent such credit would result in the duplication of benefits, and provided, further, that such service shall only be credited to the same extent and for the same purpose as such service was credited under the analogous Benefit Plan identified on Schedule 3.13(a). To the extent, during the plan year in which the Closing Date occurs, that the Purchaser modifies any group health coverage or benefit plans under which the employees of the Company and its Subsidiaries participate, the Purchaser shall use commercially reasonable efforts to waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements and shall use commercially reasonably efforts to give such employees credit under the new coverages or benefit plans for deductibles, co-insurance and out-of-pocket payments that have been paid during the plan year in which such coverage or plan modification occurs. Through the one (1) year anniversary of the Closing Date, Purchaser shall take all actions required so that each Continuing Employee who continues in employment with the Company and its Subsidiaries during such period (i) receives base compensation that is substantially comparable as provided by the Company or its Subsidiaries to such employee immediately prior to the Closing Date and (ii) receives benefits (excluding any defined benefit pension, deferred compensation, equity or equity-based, or post-termination or retiree welfare benefits) that, in the aggregate, are substantially comparable to those benefits (excluding any defined benefit pension, deferred compensation, equity or equity-based, or post-termination or retiree welfare benefits) provided by the Company or its Subsidiaries under the Benefit Plans set forth on Schedule 3.13(a) (excluding any defined benefit pension, deferred compensation, equity or equity-based, or post-termination or retiree welfare benefits) to such Continuing Employee immediately prior to the date hereof or are substantially comparable in the aggregate to those benefits provided by Purchaser or its Affiliates to their similarly situated employees. Purchaser agrees to pay the incentive bonuses for the Company 2018 incentive plan in the form and amounts set forth on Schedule 6.05(a).
(b)    Nothing contained in this Section 6.05 shall obligate Purchaser, the Surviving Company, or any of the Surviving Company's Subsidiaries to continue the employment of any employee of, or the service relationship of any other service provider to, the Company or any of its Subsidiaries for any period of time after the Closing, and this Section 6.05 shall not be construed to limit the ability of Purchaser, the Surviving Company, or any of the Surviving Company's Subsidiaries to terminate the employment of any employee of, or the service relationship of any other service provider to, the Surviving Company or any of its Subsidiaries following the Closing in accordance with applicable Law and any pre-existing contractual relationship. Further, this Section 6.05 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 6.05, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.05 or be construed as an amendment, waiver, termination, or creation of any benefit or compensation plan, program, agreement, Contract, policy, or arrangement of Purchaser, the Surviving Company, or any of the Surviving Company's Subsidiaries.

(c)    Purchaser shall deliver, as of the Final Effective Time, the retention bonuses in the form and amount as set forth on Schedule 6.05(c). As an incentive to the RMU and MUR holders who agreed to receive RSAs as set forth in Section 1.04(a) and Section 1.04(c), Purchaser shall deliver RSAs, together with a Restricted Stock Award Agreement in the form of Exhibit E hereto, to those persons, in the amounts and with the vesting schedule set forth on Schedule 6.05(c).
6.06    Rule 144 and Restrictive Legends; Nasdaq Listing.
With a view to making available to Sellers the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit Sellers to sell Purchaser Shares to the public without registration, the Purchaser, for a period of one year from Closing Date, shall use commercially reasonable efforts to (a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times, and (b) file with the SEC in a timely manner all reports and other documents required of the Purchaser under the Securities Act and the Exchange Act. The Purchaser agrees to use commercially reasonable efforts, including furnishing any opinions of counsel necessary, to remove any restrictive legends pertaining to restrictions on transfer imposed by the Securities Act (but not legends related to other contractual obligations) on the Purchaser Shares received in the Merger, for any Seller who is not an Affiliate of the Purchaser at the time and has not been an Affiliate in the 90 days preceding such date, at any time after the date that is six months after the Closing Date upon request in anticipation of a sale, and in any event on (or as soon as reasonably practicable thereafter) the first Business Day after the date that is one year after the Closing Date. Purchaser shall take all actions necessary to have the Purchaser Shares received in the Merger authorized for listing on NASDAQ, at the Closing Date, subject to official notice of issuance.
6.07    Merger Subs.
Purchaser shall not allow the Merger Subs upon formation and thereafter to make the check-the-box election to be taxed as a corporation.
ARTICLE VII
TERMINATION
7.01    Termination.
This Agreement may be terminated at any time prior to the Closing only as follows:
(a)    by the mutual written consent of the Company and the Purchaser;
(b)    by the Purchaser, if there has been a material violation or breach by the Company, LGC or the Sellers Representative of any covenant, representation or warranty contained in this Agreement that (i) has prevented or will prevent the satisfaction of any condition to the obligations of the Purchaser at the Closing and such violation or breach has not been waived by the

Purchaser and (ii) is not capable of being cured or, if capable of being cured, has not been cured by the breaching party prior to the earlier of (A) 30 days after receipt by the Company of written notice thereof from the Purchaser and (B) the Termination Date; provided that Purchaser may not terminate this Agreement pursuant to this Section 7.01(b) if Purchaser is then in breach of this Agreement so as to cause any of the conditions set forth in Section 2.01 not to be satisfied;
(c)    by the Company, if there has been a material violation or breach by the Purchaser of any covenant, representation or warranty contained in this Agreement that (i) has prevented or will prevent the satisfaction of any condition to the obligations of the Company at the Closing and such violation or breach has not been waived by the Company and the Sellers Representative and (ii) is not capable of being cured or, if capable of being cured, and has not been cured by the Purchaser prior to the earlier of (A) 30 days after receipt by the Purchaser of written notice thereof from the Company and (B) the Termination Date; provided that the Company may not terminate this Agreement pursuant to this Section 7.01(c) if the Company is then in breach of this Agreement so as to cause any of the conditions set forth in Section 2.02 not to be satisfied;
(d)    by the Purchaser, if the transactions contemplated hereby have not been consummated on or before January 31, 2019 (the "Termination Date"); provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 7.01(d) if the Purchaser's material breach of this Agreement has been the proximate cause of the failure of the Closing to occur prior to such Termination Date;
(e)    by the Company if the transactions contemplated hereby have not been consummated on or before the Termination Date; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.01(e) if the Company's material breach of this Agreement has been the proximate cause of the failure of the Closing to occur prior to such Termination Date;
(f)    by the Purchaser or the Company if there is in effect a final nonappealable Order, which prohibits the consummation of the transactions contemplated by this Agreement; provided that neither the Company nor Purchaser may terminate this Agreement pursuant to this Section 7.01(f) if the issuance of such Order was caused by or resulting from the material breach of such Person's obligations under this Agreement; or
(g)    by the Purchaser by written notice to the Company if the Unitholder Approval is not obtained by the Company and evidence thereof is not delivered to Purchaser prior to 11:59 p.m. Eastern Time on October 22, 2018.
The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e), (f) or (g) of this Section 7.01 shall give written notice of such termination to the other parties hereto.
7.02    Effect of Termination.In the event this Agreement is terminated by either the Purchaser or the Sellers Representative as provided above, (a) the provisions of this Agreement shall immediately become void and of no further force and effect (other than this Section 7.02 and Article X hereof which shall survive the termination of this Agreement), provided, however, that the Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms, and (b) there shall be no liability on the part of any of the Purchaser, the Merger Subs, the Company, LGC any of their respective Subsidiaries or Affiliates or the Sellers to one another, except for any Willful Breach of this Agreement prior to the time of such termination. Nothing in this Article VII shall be deemed to impair the right of any party to compel specific performance by another party of its obligations under this Agreement in accordance with the terms of this Agreement.
ARTICLE VIII
ADDITIONAL COVENANTS
8.01    Survival of Representations, Warranties, Covenants, Agreements and Other Provisions; Indemnification.
(a)    Survival. Each representation and warranty contained in Article III and Article IV (as qualified by the Disclosure Schedules) or in the Letters of Transmittal, Support Agreements or any certificate delivered in connection with this Agreement shall survive the Closing and shall terminate on the date which is nine months after the Closing Date (the "General Indemnity Survival Date"), except that the representations and warranties in (i) Section 3.01 (Organization and Corporate Power), Section 3.02 (Subsidiaries), Section 3.03 (Authorization; No Breach; Valid and Binding Agreement), Section 3.04 (Capital Stock), Section 3.12 (Governmental Consent), Section 3.17 (Affiliated Transactions) and Section 3.22 (Brokerage), Section 3.24 (LGC Matters) (excluding Section 3.24(d)) (collectively, the "Company Fundamental Representations") and (ii) Section 4.01 (Organization and Corporate Power), Section 4.02 (Authorization), Section 4.04 (Governmental Authorities; Consents) and Section 4.06 (Brokerage) (the "Purchaser Fundamental Representations") shall terminate on the date which is 36 months after the Closing Date and (ii) the representations and warranties in Section 3.08 (Tax Matters) and Section 3.24(d) (LGC Tax Matters), shall terminate on the date which is 60 days after the applicable statute of limitations with respect to the underlying liabilities at issue. The covenants and agreements contained in this Agreement (A) that are required to be performed in whole prior to the Closing shall survive for a period of 90 days after the Closing and (B) that require performance after the Closing Date shall survive until the date or dates expressly specified therein or, if not so specified, until performed in accordance with their terms. Notwithstanding the foregoing or anything else to the contrary in this Agreement, in no case shall the expiration of the representations, warranties, covenants and agreements affect any claim for indemnification thereunder if written notice of such breach is given to the party or parties providing such indemnification pursuant to the terms of this Agreement prior to such expiration.
(b)    Indemnification With Respect to Company Matters. Subject to the limitations in Section 8.01(d) and Section 8.01(l), as applicable, from and after the Closing Date, the Purchaser and its Affiliates (including the Surviving Company and its Subsidiaries after the

Closing) and their respective former, current and future stockholders, equityholders, officers, directors, members, employees, agents, partners and representatives, and each of their successors and assigns (collectively, the "Purchaser Indemnified Parties") shall be indemnified and held harmless by the Sellers (on a joint and several basis to the extent that any claim is made against the General Indemnity Holdback Amount, the Special Indemnity Holdback Amount or the Working Capital Holdback Amount, but otherwise on a several basis) against and reimbursed for any and all loss, liability, demand, judgment, Claim, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third-party claims (including reasonable legal fees and expenses) (collectively, "Losses"), which any such Purchaser Indemnified Party may suffer, sustain or become subject to, as a result of or in connection with:
(i)    any breach of any representation or warranty made in Article III of this Agreement, or in any of the certificates furnished to Purchaser pursuant to this Agreement;
(ii)    any nonfulfillment or breach of any covenant or agreement by the Company or LGC under this Agreement;
(iii)    any Net Indebtedness Amount and Company Transaction Expenses, in each case solely to the extent such amounts are not included in the calculation of the Estimated Cash Purchase Price or the Final Cash Purchase Price;
(iv)    (A) any Company Indemnified Taxes (but excluding any such items of Company Indemnified Taxes to the extent such item was included as a Liability in clause (xiii) of the definition of Indebtedness as finally determined under this Agreement), (B) any LGC Indemnified Taxes (but excluding any such items of LGC Indemnified Taxes to the extent such item was included as a Liability in clause (xiii) of the definition of Indebtedness as finally determined under this Agreement) or (C) any of the matters set forth on Schedule 8.01(b)(iv) (the "Specified Tax Matters");
(v)    any claim by or on behalf of any Person (or such Person's heirs, successors or assigns) who is a current or former direct or indirect equityholder of the Company or LGC (including the Sellers) arising from or related to the distribution or allocation of the Per Unit Closing Consideration, the Additional Merger Consideration or the Stock Merger Consideration (including the failure to distribute or allocate any of the foregoing in accordance with and as required by the organizational and governing documents of the Company or LGC) between or among any of them;
(vi)    any claim related to the Company Equity-Based Compensation Plans, Company RMUs, Company UARs, Company MURs or Company PMURs, including any claim made, threatened or asserted by any current or former (or purported) holder of Company RMUs, Company UARs, Company MURs or Company PMURs, in connection with the transactions contemplated hereby, including any claim arising out of, related to or resulting from the payments made to the holders, or the cancellation and termination of, Company RMUs, Company UARs, Company MURs or Company PMURs; and
(vii)    the matters set forth on Schedule 8.01(b)(vii).
(c)    Indemnification With Respect to Purchaser Matters. Subject to the limitations set forth in Section 8.01(d), from and after the Closing Date, the Sellers and each of their respective former, current and future stockholders, equityholders, officers, directors, managers, employees, agents, partners and representatives, and each of their successors and assigns (collectively, the "Seller Indemnified Parties") shall be indemnified and held harmless by the Purchaser against and reimbursed for any and all Losses which any such Seller Indemnified Party may suffer, sustain or become subject to, as a result of or in connection with:
(i)    any breach of any representation or warranty made in Article IV of this Agreement, or in any of the certificates furnished by the Purchaser or the Merger Subs pursuant to this Agreement; or
(ii)    any nonfulfillment or breach of any covenant, agreement or other provision by the Purchaser or the Merger Subs under this Agreement.
(d)    Limits on Indemnification. Notwithstanding anything contained in this Section 8.01 to the contrary, and except in the case of fraud:
(i)    the Purchaser Indemnified Parties shall not be entitled to any indemnification pursuant to Section 8.01(b)(i), (x) with respect to any individual occurrence, event or circumstance, unless and until the aggregate of all Losses subject to indemnification resulting from such individual occurrence, event or circumstance exceeds $50,000 (the "Mini-Basket") (it being agreed, however, that the dollar value of Losses resulting from "individual" occurrences, events or circumstances that relate to or result from the same cause or circumstance will be aggregated for purposes of this clause (x)), and (y) unless and until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 8.01(b)(i) exceeds $250,000 (the "Threshold Amount"), in which case the Purchaser Indemnified Parties shall be entitled indemnification from the first dollar of Losses; provided, however, that the foregoing limitations shall not apply in the case of (A) a claim for any breach of any Company Fundamental Representation or (B) for the avoidance of doubt, a claim pursuant to Section 8.01(b)(ii) through Section 8.01(b)(vii);
(ii)    the Purchaser Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.01(b)(i) through Section 8.01(b)(vi) in excess of the then remaining General Indemnity Holdback Amount (the "Cap"). The General Indemnity Holdback Amount shall be the sole and exclusive remedy of the Purchaser Indemnified Parties for any indemnifiable Losses pursuant to Section 8.01(b)(i) through Section 8.01(b)(vi), and once the General Indemnity Holdback Amount is depleted or returned, the Purchaser

Indemnified Parties shall have no further rights to indemnification pursuant to Section 8.01(b)(i) through Section 8.01(b)(vi);
(iii)    the Purchaser Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.01(b)(vii) against the Sellers in excess of the amount then remaining in the Special Indemnity Holdback Amount (the "Special Indemnity Cap"). The Special Indemnity Holdback Amount shall be the sole and exclusive source of recovery of the Purchaser Indemnified Parties against the Sellers for any indemnifiable Losses pursuant to Section 8.01(b)(vii), and once the Special Indemnity Holdback Amount is depleted or returned, the Purchaser Indemnified Parties shall have no further rights to indemnification pursuant to Section 8.01(b)(vii) against the Sellers;
(iv)    the Seller Indemnified Parties shall not be entitled to indemnification pursuant to Section 8.01(c) in excess of the amount of $10,000,000;
(v)    the foregoing limitations (and any other limitations set forth herein) shall not apply in the case of any representations, warranties or covenants made directly by any Seller in any agreement, document or certificate delivered pursuant hereto, including any Letter of Transmittal, Support Agreement or Management Restrictive Covenant Agreement; provided that, notwithstanding anything herein to the contrary, each Seller shall only be liable for his, her or its individual breaches of any such directly made representations, warranties or covenants and shall not be liable for breaches of any other Seller's representations, warranties or covenants set forth in any Letter of Transmittal, Support Agreement or Management Restrictive Covenant Agreement;
(vi)    in no event shall a Seller be liable hereunder for an amount that exceeds the total consideration received by such Seller pursuant to this Agreement;
(vii)    for purposes of Section 8.01(b), Section 8.01(c) and this Section 8.01(d), breaches of representations and warranties in Article III and Article IV, as applicable, and the calculation of any Losses relating thereto will be determined without giving effect to any Materiality Exception, except that such qualification shall not be readout of any defined term that incorporates materiality (e.g. "Material Contract");
(viii)    notwithstanding anything in this Agreement to the contrary, none of the limitations set forth in this Section 8.01 shall modify, affect, waive any rights with respect to or otherwise impact the rights, entitlements, privileges or recovery of any of the Purchaser Indemnified Parties under the Special Indemnity Insurance Policy (if any), including the ability of the Purchaser Indemnified Parties to seek recovery against the Special Indemnity Insurance Policy in excess of the limitations set forth herein.

(e)    Determination of Loss; Mitigation.
(i)    The amount of any indemnifiable Losses under Section 8.01(b) shall be calculated net of any amounts actually recovered by the Indemnitee or any Affiliate thereof with respect thereto from any third party (net of any collection costs) or under, or pursuant to, any insurance policy (other than the Special Indemnity Insurance Policy). If, after an Indemnitee has received indemnification payments pursuant to Section 8.01(b), such Indemnitee (or its Affiliates) actually recovers cash (net of any collection costs) under, or pursuant to, any insurance policy (other than the Special Indemnity Insurance Policy) or from any third party relating to the claim or matter for which an indemnification payment was previously received, then such Indemnitee shall promptly pay to the applicable Indemnitor(s) the amount of such proceeds (up to the amount of the prior payments to such Indemnitee by such Indemnitor(s)).
(ii)    The amount of any indemnifiable Loss under Section 8.01(b) shall be calculated by subtracting the amount of the Tax benefit arising from the incurrence or payment of any Loss actually realized by any Purchaser Indemnified Party in the taxable year such Loss is incurred, as calculated on a with and without basis.
(iii)    Except with respect to the matters specified on Section 8.01(b)(vii), each party hereto shall take commercially reasonable steps to mitigate any of its Losses as promptly as reasonably practicable upon becoming aware of any event which would reasonably be expected to, or does, give rise to an indemnification claim under this Section 8.01.
(iv)    No party shall be entitled to any recovery in respect of a Loss (or a part thereof) to the extent the matter underlying the Loss (i) has been adequately and appropriately reserved for and reflected in Net Working Capital as finally determined under this Agreement and (ii) such reserve amount actually resulted in an adjustment to the Final Cash Purchase Price. For the avoidance of doubt, in the event a Loss exceeds the applicable reserve amount reflected in Net Working Capital, then the party suffering such Loss may seek recovery for such excess Losses.
(v)    Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant or agreement. An Indemnitee shall not be entitled to recover more than once, directly or indirectly, for the same Loss.
(f)    Manner of Payment. Any indemnification of the Purchaser Indemnified Parties or the Seller Indemnified Parties pursuant to this Section 8.01 shall be effected by a deduction from the General Indemnity Holdback Amount or the Special Indemnity Holdback Amount by Purchaser, as applicable or by wire transfer of immediately available funds from the Purchaser, as the case may be, to an account designated in writing by the Seller Indemnified Party, as the case may be, within five days after a determination thereof that is binding on the Indemnitor; provided that, nothing herein shall limit the ability of the Purchaser Indemnified Parties to seek recovery against the Special Indemnity Holdback Amount or the Special Indemnity Insurance Policy, at their discretion.
(g)    Defense of Third Party Claims. Any Person making a claim for indemnification under this Section 8.01 (any such Person, an "Indemnitee") shall notify the indemnifying party (such party, an "Indemnitor") of the claim in writing promptly after receiving written notice of any Claim against it (if by a third party) in no event later than ten Business Days after such Indemnitee becomes aware of such third party claim, describing the Claim, the amount thereof (if known and quantifiable) and the basis thereof; provided, that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent, and then only to the extent, the Indemnitor shall have been actually and materially prejudiced as a result of such failure. Any Indemnitor shall be entitled to participate in the defense of such Claim giving rise to an Indemnitee's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing a counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense (with the fees and expenses of such counsel being borne by the Indemnitor); provided, that prior to the Indemnitor assuming control of such defense it shall first verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for all Losses relating to such claim for indemnification and that it shall provide full indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such Claim giving rise to such claim for indemnification hereunder, subject to the limitations set forth in Section 8.01(d); and provided, further, that:
(i)    the Indemnitee shall be entitled to participate in the defense of such proceeding or other claim and to employ counsel of its choice for such purpose; provided, that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor has notified the Indemnitee that it intends to assume control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor, and except that the Indemnitor shall pay all of the fees and expenses of such separate counsel if the Indemnitee has been advised by counsel that a reasonable likelihood exists of a material conflict of interest between the Indemnitor and the Indemnitee);
(ii)    the Indemnitor shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnitee) and shall pay the reasonable fees and expenses of counsel retained by the Indemnitee if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal Claim; (2) the Claim seeks an injunction or equitable relief against the Indemnitee; (3) the Indemnitee has been advised by counsel that a reasonable likelihood exists of a material conflict of interest between the Indemnitor and the Indemnitee; (4) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Claim; (5) the Claim is related to Taxes; or (6) the Indemnitee reasonably believes that the Losses relating to the third-party Claim would not exceed the Threshold Amount or would exceed the maximum amount that the Indemnitee could then be entitled to recover for such Claim under the applicable provisions of Section 8.01(d);
(iii)    if the Indemnitor shall control the defense of any such Claim, the Indemnitor shall obtain the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, before entering into any settlement of such Claim if, pursuant to or as a result of such settlement, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities (monetary or otherwise) with respect to such Claim, with prejudice;
(iv)    if the Indemnitee is a Purchaser Indemnified Party with respect to any third-party Claim, the Indemnitee may not settle or compromise any third-party Claim or consent to the entry of any judgment in favor of any third party with respect to which indemnification is being sought hereunder without the prior written consent of the Sellers Representative, acting on behalf of the Sellers, such consent not to be unreasonably withheld, conditioned or delayed; and
(v)    the Indemnitee (if the Indemnitor has assumed the defense of a third-party Claim) or the Indemnitor (if the Indemnitor has not or is not permitted to assume the defense of a third-party Claim) shall reasonably assist and cooperate in good faith in managing such defense. Such assistance and cooperation shall include retaining and providing reasonable access during normal business hours to (y) all books, records and other documents (including relevant work papers, memoranda, financial statements, Tax Returns, Tax schedules and work papers, Tax rulings, and other determinations, etc., in each case, of the Company or its Subsidiaries) relating to or containing information relevant to such claim in their possession and (z) employees, accountants and other professional advisors; and
(vi)    notwithstanding anything herein to the contrary, (A) the defense of matters set forth on Schedule 8.01(b)(vii) shall be conducted as described on Schedule 8.01(g)(vi) and (B) the Specified Tax Matters shall be addressed in the manner set forth on Schedule 8.01(b)(iv).
(h)    Direct Claims. Any claim by an Indemnitee on account of Losses which do not result from a third‑party Claim (a "Direct Claim") will be asserted by giving the Indemnitor reasonably prompt written notice thereof (such notice, a "Direct Claim Notice"). A Direct Claim Notice will describe the Direct Claim in reasonable detail and indicate the estimated amount of Losses (if known and quantifiable) that have been or may be sustained by the Indemnitee. The Indemnitee shall reasonably cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation shall include retaining and providing the Sellers Representative and their Representatives reasonable access during normal business hours to (y) all books, records and other documents (including relevant work papers, memoranda, financial statements, Tax Returns, Tax schedules and work papers, Tax rulings, and other determinations, etc., in each case. of the Company or its Subsidiaries) relating to or containing information relevant to such claim in their possession and (z) the Purchaser's and the Company's (and the Company's Subsidiaries') employees, accountants and other professional advisors (including making the Company's chief financial officer, accountants and attorneys reasonably available to respond to reasonable written or oral inquiries of the Sellers Representative and their Representatives). The Indemnitee and the Indemnitor may discuss such Direct Claim for a period of 30 days from the date the Indemnitor receives such Direct Claim Notice (such period, or such longer period as agreed in writing by the parties, is hereinafter referred to as the "Discussion Period"), and all such discussions (unless otherwise agreed by the Indemnitee and the Indemnitor) shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar Law. If the Direct Claim that is the subject of the Direct Claim Notice has not been resolved prior to the expiration of the Discussion Period, the Indemnitor and the Indemnitee may submit the dispute for resolution to a court of competent jurisdiction in accordance with Sections 10.11 and 10.16 hereof and each will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement.
(i)    Treatment of Indemnification Payments. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated for Tax purposes as an adjustment to the Final Cash Purchase Price, and each party hereto shall file all Tax Returns and act for all Tax purposes in a manner consistent therewith unless otherwise required by applicable Law.
(j)    Exclusive Remedy. From and after the Closing, except (i) as provided in Section 1.08, (ii) for all equitable remedies under this Agreement or (iii) in the case of fraud, the indemnification provided for under this Section 8.01 shall be the sole and exclusive remedy of the parties, whether in contract, tort or otherwise, for all matters arising out of or relating to this Agreement and the transactions contemplated hereby, including for any inaccuracy or breach of any representation, warranty, covenant or agreement set forth herein or in any certificate or instrument delivered in connection herewith. Notwithstanding anything herein to the contrary, any claim for fraud may only be made against the Person who commits such fraud.
(k)    Distribution of the Holdback Amounts.
(i)    Within five Business Days following the General Indemnity Survival Date, Purchaser shall distribute the then remaining portion of the General Indemnity Holdback Amount (less any portion of the General Indemnity Holdback Amount that is subject to one or more claims for indemnification hereunder which have not been satisfied (excluding any claims under Section 8.01(b)(vii)) (by agreement of the parties or otherwise) (the "Unresolved Claims")) (y) to the Paying Agent (for further distribution to the former

Company Unitholders and former LGC Stockholders in accordance with their respective Allocation Percentages and LGC Allocation Percentages) the portion of the General Indemnity Holdback Amount allocable to the Company Units and Company RMUs and (z) to the Surviving Company (for further payment to the former Company MUR Holders and Company PMUR Holders, in each case accordance with their respective Allocation Percentages) the portion of the General Indemnity Holdback Amount allocable to the Company MURs and Company PMURs as set forth on the Payment Schedule.
(ii)    Within five Business Days following the Special Indemnity Survival Date, Purchaser shall distribute the then remaining portion of the Special Indemnity Holdback Amount (less any portion of the Special Indemnity Holdback Amount that is subject to one or more Unresolved Claims) (y) to the Paying Agent (for further distribution to the former Company Unitholders and former LGC Stockholders in accordance with their respective Allocation Percentages and LGC Allocation Percentages) the portion of the Special Indemnity Holdback Amount allocable to the Company Units and Company RMUs and (z) to the Surviving Company (for further payment to the former Company MUR Holders and Company PMUR Holders, in each case accordance with their respective Allocation Percentages) the portion of the Special Indemnity Holdback Amount allocable to the Company MURs and Company PMURs as set forth on the Payment Schedule. The amount of any payment to be made to the Sellers by Purchaser pursuant to this Section 8.01(k)(ii) shall bear interest at a rate per annum (calculated daily on the basis of a year of 365 days and the actual number of days elapsed) equal to the three month LIBOR rate as published in the Wall Street Journal as in effect on the Closing Date and shall accrue from and including the Closing Date to the day immediately prior to the date of payment. On a quarterly basis beginning with the quarter ending March 31, 2019, the Purchaser shall furnish the Sellers Representative with a report with respect to all claims made against the Special Indemnity Holdback Amount and any deductions resulting therefrom.
(iii)    Promptly following the final resolution of all Unresolved Claims, or final resolution of all claims under Section 8.01(b)(vii) Purchaser shall deliver the remaining amount in the General Indemnity Holdback Amount or the Special Indemnity Holdback Amount, as applicable, in accordance with Section 8.01(k)(i) and Section 8.01(k)(ii).
(l)    Special Indemnity Insurance Policy.
(i)    Purchaser may, at any time and in its sole discretion, obtain an insurance policy, solely for the benefit of the Purchaser Indemnified Parties, related to Losses arising from the matters specified on Schedule 8.01(b)(vii) (the "Special Indemnity Insurance Policy"). At the request of Purchaser, from and after the Closing Date, Sellers Representative, the Sellers and their respective Representatives shall cooperate in good faith with and shall provide commercially reasonably assistance to Purchaser and its

Representatives in order to obtain and bind coverage with respect to the Special Indemnity Insurance Policy.
(ii)    The costs (including with respect to any premium, underwriting fees, brokerage fees, legal fees (if any) for counsel engaged by the underwriter, surplus tax lines and any other associated fees, costs or expenses) and any retention or deductible with respect to the Special Indemnity Insurance Policy shall be allocated on a pro rata basis between the parties such that Company Percentage of each dollar of such costs, retention or deductible shall be borne by the Sellers and Purchaser Percentage of each dollar of such costs, retention or deductible shall be borne by Purchaser. The portion of such costs, retention or deductible allocable to the Sellers shall be deducted from the then remaining balance of the Special Indemnity Holdback Amount and after such Special Indemnity Holdback Amount is depleted, Purchaser shall bear 100% of such costs, retention or deductible.
(iii)    For the avoidance of doubt, (A) nothing herein shall, or shall be deemed to, create any affirmative obligation or covenant that Purchaser must obtain a Special Indemnity Insurance Policy and (B) nothing herein shall modify the Sellers' obligations under Section 8.01(b)(vii) to the extent such Losses are not within the scope of coverage, or are specifically excluded under, the Special Indemnity Insurance Policy.
8.02    Tax Matters.
(a)    Straddle Periods. In the case of any Straddle Period, the amount of any income or withholding Taxes or Taxes based on or measured by payments, sales, payroll or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period.
(b)    Responsibility for Filing Tax Returns. The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for Pre-Closing Tax Periods and Straddle Periods the due date of which (taking into account extensions of time to file) is after the Closing Date. Each such Tax Return shall be prepared in a manner consistent with past practice except as otherwise required by applicable Law or a change in facts. Purchaser shall provide the Sellers Representative with a copy of each such Tax Return at least 20 Business Days prior to filing (or as soon as reasonably practicable) for the Sellers Representative's review and comment and Purchaser shall consider such comments in good faith. If the Purchaser and the Sellers Representative are not able to resolve any disagreements within ten (10) days after such comments are delivered to the Purchaser (or such longer period as mutually agreed), the parties shall mutually engage the Dispute Resolution Firm and such disagreement shall be promptly submitted to the Dispute Resolution Firm for resolution and any such Tax Return shall, to the extent practicable, be revised to reflect such resolution prior to the filing of such Tax Return or amended consistent with such resolution; provided, that notwithstanding anything herein to the contrary, Purchaser shall be entitled to cause such Tax Return to be timely filed in accordance with applicable Law (and shall amend such Tax Return as necessary to reflect any resolution by the Dispute Resolution Firm).
(c)    Cooperation. Purchaser and Sellers Representative shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return, filing of any claims for refunds and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party's request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)    Tax Proceedings. After the Closing, the Surviving Company, the Subsidiaries, and/or the Purchaser shall promptly notify the Sellers Representative in writing upon receiving notice from any taxing authority of the commencement of any claim, audit, examination, or administrative or court proceeding relating to any audits or assessments or other disputes regarding any Taxes or any Tax Return with respect to the Surviving Company or a Subsidiary with respect to Pre-Closing Tax Periods ("Tax Proceeding"). If such Tax Proceeding is with respect to a Pass-Through Income Tax Matter with respect to a tax period ending on or before the Closing Date, or with respect to any Company Indemnified Taxes or LGC Indemnified Taxes, the Sellers shall have the right to participate (but, for the avoidance of doubt, not control), at their sole cost and expense, in the defense thereof and to employ counsel, at their own expense, separate from the counsel employed by the Purchaser; provided, further, that with respect to any Tax Proceeding described above in which the Sellers participate, the Purchaser shall not consent to the entry of any judgment, or settle, compromise or discharge any such claim, audit, examination, or administrative or court proceeding without the prior written consent of the Sellers (which shall not be unreasonably withheld, conditioned or delayed).
(e)    Transfer Taxes. Sellers will be responsible for all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (collectively, "Transfer Taxes"). The Party responsible under applicable law for filing any Tax Returns with respect to such Taxes shall duly and timely prepare any such Tax Returns, and the other Parties shall cooperate in the preparation and filing of such Tax Returns.
(f)    Filing and Amendment of Tax Returns. Without the prior written consent of the Sellers Representative (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser will not (i) amend or permit any of the Surviving Company or any of its Subsidiaries

to amend any Tax Return relating to a taxable period ending on or prior to the Closing Date if such amendment could reasonably be expected to result in a material indemnification obligation of Sellers for Taxes under Section 8.01(b) or (ii) make or change any material Tax election or accounting method with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, in each case, unless otherwise required by applicable Law.
(g)    Code Section 754 Election. Notwithstanding anything to the contrary in this Agreement, (i) the Surviving Company shall make a valid election under Section 754 of the Code in a timely manner with respect to the Surviving Company's federal partnership income Tax Return that includes the Closing Date such that the election applies to the transactions contemplated by this Agreement, and (ii) the Surviving Company shall prepare the statement of adjustment described in Treasury Regulations Section 1.743-1(k)(1) which statement shall be attached to its federal partnership income Tax Return that includes the Closing Date.
(h)    Intended Tax Treatment. The parties hereto shall file all Tax Returns and act for all Tax purposes consistent with the LGC Intended Tax Treatment, unless otherwise required by applicable Law. If any Seller or Sellers Representative receives notification from a Governmental Authority that such Governmental Authority may or is challenging the LGC Intended Tax Treatment, such Person shall notify the Purchaser and, to the extent permitted by applicable Law, as and when reasonably requested by the Purchaser, provide to the Purchaser any records and information which are reasonably relevant to such action by such Governmental Authority.
(i)    LGC Matters. Prior to the Closing Date, LGC will take the actions set forth on Schedule 8.02(i).
8.03    Further Assurances.
From time to time, as and when requested by any party hereto and at such party's expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.
8.04    Regulatory Filings; Consents.
(a)    In furtherance and not in limitation of the foregoing, each of the Purchaser and the Company shall make (i) as promptly as reasonably practicable (and in any event within ten Business Days after the date of this Agreement) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and (ii) as soon as reasonably practicable after the date hereof, prepare and file all other filings required to be filed with any Governmental Authority, including pursuant to any other antitrust Laws as set forth on Schedule 2.01(d) and Schedule 2.02(d). Each of the Sellers Representative, the Company and Purchaser shall use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing, and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods, or to obtain the necessary approvals, regarding the foregoing as soon as reasonably practicable. The Purchaser shall pay all filing fees to be paid by the Purchaser and the Company pursuant to this Agreement under the HSR Act and under any such other antitrust Laws.
(b)    Except as prohibited by applicable Law or Order, each of the Purchaser, the Sellers Representative and the Company shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, (ii) promptly inform the other parties of (and, if in writing, supply to the other parties' legal counsel) any communication, other than any ministerial communications, received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Authority, in each case regarding any of the transactions contemplated hereby, (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act in discussions with or filings to be submitted to any Governmental Authority, (iv) permit the other parties' legal counsel to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act, and (v) coordinate with the other parties' legal counsel in preparing and exchanging such information and promptly provide the other parties' legal counsel with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Authority relating to this Agreement or the transactions contemplated hereby under the HSR Act, which may be redacted for confidential information. Notwithstanding anything to the contrary herein, Purchaser shall, on behalf of the parties, have control over and lead the strategy for obtaining any clearances required in connection with the transactions contemplated hereby and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances and in any litigation under the HSR Act or any similar competition Law; provided, however, that Purchaser shall, to the extent reasonably practicable, consult in advance with the Sellers Representative and the Company and in good faith take the Sellers Representative and the Company's views into account regarding the overall strategic direction of any such approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such approvals, as applicable. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.04 in a manner so as to preserve the applicable privilege.

(c)    Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of the Sellers Representative and the Company, on one hand, and Purchaser, on the other hand, shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of the transactions contemplated hereby without the other, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one such party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, or it has not been reasonably practicable to include the non-participating party, keep such non-participating party reasonably apprised with respect thereto.
(d)    Nothing in this Agreement shall obligate the Purchaser or any Merger Sub (including any of their Subsidiaries or Affiliates) to (i) agree to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the Company Units), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or any Subsidiary of the Company; (ii) agree to limit in any manner whatsoever the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and any Subsidiary of the Company, or (B) to control their respective businesses or operations or the businesses or operations of the Company and any Subsidiary of the Company; (iii) otherwise take or commit to take any other action that would limit the Purchaser's freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of the Purchaser or the Company (including any of their respective Subsidiaries), in each case to obtain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations required directly or indirectly under the HSR Act or any similar competition Law or to avoid the commencement of any action to prohibit the transactions contemplated hereby under the HSR Act or any similar competition Law; or (iv) to contest and resist any such action or proceeding, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any action or proceeding seeking to prohibit the transactions contemplated hereby or delay the Closing beyond the Termination Date, or to seek to have vacated, lifted, dissolved, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby.
(e)    This Section 8.04 (and not any other provisions herein) provides the Parties' sole and exclusive obligations with respect to seeking and obtaining antitrust or other regulatory approvals.
(f)    The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents, including under any Contracts of the Company or its Subsidiaries,

(i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed in the Schedules, provided that the parties shall not be required to make any payments in connection with obtaining any such consents unless expressly required by the terms of a given Contract.
8.05    Restrictive Legend.
Each Seller acknowledges that each certificate evidencing the Purchaser Shares shall bear the following restrictive legend, either as an endorsement or on the face thereof:
"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON _________, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER."
ARTICLE IX

DEFINITIONS
9.01    Definitions.
For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
"Act" has the meaning set forth in Section 8.05.
"Additional Merger Consideration" means the sum of (i) the Purchase Price Adjustment Consideration, (ii) the General Indemnity Holdback Consideration and (iii) the Special Indemnity Holdback Consideration.
"Adjustment Calculation Time" means 11:59 p.m. Eastern time on the day immediately prior to the Closing Date.
"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
"Affiliated Group" means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law) of which the Company or any or its Subsidiaries is or has been a member.

"Agreement" has the meaning set forth in the Preamble.
"Allocation Percentage" means with respect to each Seller (including for this purpose holders of Company RMUs or Company MURs receiving an RSA), the percentage set forth on the Payment Schedule under the column labeled "Allocation Percentage", as updated from time to time by the Sellers Representative which is calculated not in violation of the organizational and governing documents of the Company and the Company Equity Based Compensation Plans.
"Anderson Incentive Plan" has the meaning set forth in Section 1.04(a).
"Anti-Corruption Laws" means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.
"Average Purchaser Share Price" means an amount equal to the result of (i) 90% multiplied by (ii) the average of the volume weighted averages of the trading prices of Purchaser Common Shares on the Nasdaq Stock Market (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties hereto) on each of the 60 consecutive trading days ending on (and including) the trading day that is five trading days prior to the Closing Date.
"Base Value" means the "Base Value per Unit" as defined in the UAR Plan.
"Benefit Plans" has the meaning set forth in Section 3.13(a).
"Business" means the businesses of the Company and its Subsidiaries, taken as a whole, as currently conducted.
"Business Day" means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.
"Cap" has the meaning set forth in Section 8.01(d)(ii).
"CBA" has the meaning set forth in Section 3.09(a).
"Certificates of Merger" has the meaning set forth in Section 1.01(c).
"Claim" means any civil, criminal or administrative action, claim, suit, petition, proceeding (including arbitration proceeding), charge, complaint, subpoena, civil investigative demand, investigation, demand, demand letter, warning letter, audit, investigation, inquiry, notice of noncompliance or violation, or proceeding by or before any Governmental Authority or other Person.
"Closing" has the meaning set forth in Section 1.05.
"Closing Date" has the meaning set forth in Section 1.05.

"Closing Equity Award Payment Amount" means the aggregate amount of cash (and not, for the avoidance of doubt, RSAs) payable with respect to In-the-Money Company UARs pursuant to Section 1.04(b) on the Closing Date and Company MURs and Company PMURs pursuant to Section 1.04(c) on the Closing Date.
"Closing Payment Amount" means an amount equal to the result of (i) the Estimated Cash Purchase Price, minus (ii) the General Indemnity Holdback Amount, minus (iii) the Special Indemnity Holdback Amount and, minus (iv) the Working Capital Holdback Amount.
"COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
"Code" means the Internal Revenue Code of 1986, as amended from time to time.
"Company" has the meaning set forth in the Preamble.
"Company Board" means the board of managers of the Company.
"Company Equity-Based Compensation Plans" means, collectively, the MUR Plan, the PMUR Plan, the RMU Plan and the UAR Plan.
"Company Fundamental Representations" has the meaning set forth in Section 8.01(a).
"Company Indemnified Taxes" means any and all (i) Taxes of the Sellers solely to the extent such Taxes are or become an obligation or liability of the Company, (ii) Taxes imposed on the Company or any of its Subsidiaries with respect to a Pre-Closing Tax Period, (iii) Taxes imposed on any member of an Affiliated Group of which the Company or any of its Subsidiaries (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law), (iv) Taxes of any Person imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract, or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing, (v) Taxes attributable to any inclusion under Section 951 or Section 951A of the Code by Purchaser or its Affiliates (including the Company or any of its Subsidiaries and LGC) at the end of the taxable year of any Subsidiary that includes, but does not end on the Closing Date, arising out of income accrued or transactions undertaken by such Subsidiary on or prior to the Closing Date and (vi) reasonable out-of-pocket and third-party costs and expenses associated with preparing, filing and defending any Tax Return with respect to a Pre-Closing Tax Period.
"Company LLC Agreement" means the Sixth Amended and Restated Limited Liability Company Agreement of Lansing Trade Group, LLC, dated as of May 15, 2018.
"Company Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that has been, individually or in the aggregate, materially adverse to (x) the ability of the Company and its Subsidiaries to consummate the transactions contemplated herein and (y) the assets, Business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, solely with respect to the foregoing clause (y) none of the following shall, alone or in combination, constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) conditions affecting the industry in which the Company and its Subsidiaries participate, the U.S. economy as a whole or the credit, debt, financial or capital markets in general or the markets in which the Company and its Subsidiaries operate (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Company and its Subsidiaries operate) the Company); (ii) commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America; (iii) changes or effects that arise from any seasonal fluctuations in the Business in the ordinary course of business; (iv) changes in global or United States or foreign national or regional economic, financial, regulatory or geopolitical conditions or events in general (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Company and its Subsidiaries operate) the Company); (v) changes in applicable Laws (or interpretations thereof) after the date hereof (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Company and its Subsidiaries operate) the Company); (vi) changes in GAAP (or interpretations thereof) after the date hereof (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Company and its Subsidiaries operate) the Company); and (vii) any failure by the Company to meet internal or published projections, forecasts or estimates of the Company (provided, however, that subject to the foregoing provisions in this definition, any effect that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause).
"Company MUR" means a "MUR" as defined in the MUR Plan.
"Company MUR Holders" means the holders of the outstanding Company MURs.
"Company Percentage" means an amount equal to the result of (i) 100% minus (ii) the Purchaser Percentage.
"Company PMUR" means a "PMUR" as defined in the PMUR Plan.
"Company PMUR Holders" means the holders of the outstanding Company PMURs.
"Company RMU" means a "RMU" as defined in the RMU Plan.
"Company Transaction Expenses" means, in each case to the extent outstanding and unpaid as of the Closing Date, the aggregate costs, fees and expenses incurred (whether or not billed or invoiced) by or on behalf of the Company or its Subsidiaries relating to the transactions contemplated hereby, including (i) the aggregate amount of fees and expenses payable to advisors and consultants (including investment bankers, lawyers and accountants) arising out of, relating to or incidental to the discussion, evaluation, negotiation and documentation of the transactions contemplated hereby (which shall include any cost, fees or expenses incurred in connection with receiving the consent of the lenders under the Credit Facility with respect to the transactions contemplated herein but shall exclude any cost, fees or expenses paid in connection with the proposed amendment to the Credit Facility); (ii) the aggregate amount of any bonus, severance or other similar payment (including any retention, change in control, success, "stay" or "sale" bonus but which, for the avoidance of doubt, shall not include the bonuses and payments described on Schedule 6.05(a) or Schedule 6.05(c))) paid or payable to any director, manager, officer or employee or other Affiliate of the Company or its Subsidiaries as a result of the transactions contemplated by this Agreement, including the employer's share of Taxes attributable to any such bonuses, severance or other payments; (iii) the aggregate amount of the employer's share of Taxes attributable to any payments made pursuant to this Agreement with respect to the Company RMUs, Company UARs, Company MURs and Company PMURs; and (iv) any Transfer Taxes; provided that, Company Transaction Expenses shall not include any amounts actually taken into account in the calculation of Net Working Capital.
"Company UAR" means a "UAR" as defined in the UAR Plan.
"Company UAR Holder" means the holders of the outstanding Company UARs.
"Company Unit" means each Unit of the Company that is outstanding immediately prior to the Effective Time.
"Company Unitholders" means, collectively, the holders of outstanding Company Units and the holders of outstanding Company RMUs.
"Confidential Information" means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the business, products, services, research and development, relationships, Intellectual Property and goodwill of the Company, its Subsidiaries and/or their suppliers, distributors, customers, contractors, licensors, licensees and/or other material business relations, including without limitation: (i) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, requirements of and specific contractual arrangements with customers, strategic partners, suppliers, vendors, licensees, licensors or other material business relations and their confidential information; (iii) trade secrets, know-how, source code and methods of operation, techniques, formulae and systems relating to the Company's products or services and data, data bases, analyses, records, reports, manuals, documentation and models and relating thereto; (iv) inventions, innovations, improvements, developments and all similar or related information (whether or not patentable); and (v) acquisition plans, targets and strategies.
"Confidentiality Agreement" has the meaning set forth in Section 5.02(a).
"Continuing Employees" has the meaning set forth in Section 6.05(a).
"Contract" means any written or oral and legally binding contract, agreement, subcontract, lease, note, bond, mortgage, indenture, instrument, license, sublicense and purchase orders and any other legally binding agreement.
"Corrective Distributions" has the meaning set forth in Section 8.02(i).
"Credit Facility" means that certain Credit Agreement, dated as of October 3, 2016, by and among Lansing Trade Group, LLC, as the company and a borrower, certain other designated subsidiary borrowers, Bank of America, N.A., as administrative agent, Bank of America Merrill Lynch, as lead arranger, and certain lenders and arrangers signatory thereto, as amended by the First Amendment to the Credit Agreement.
"D&O Indemnified Persons" has the meaning set forth in Section 6.03(a).
"Direct Claim" has the meaning set forth in Section 8.01(h).
"Direct Claim Notice" has the meaning set forth in Section 8.01(h).
"Discussion Period" has the meaning set forth in Section 8.01(h).
"Dispute Resolution Firm" has the meaning set forth in Section 1.08(d).
"DLLCA" has the meaning set forth in the Recitals.
"Effective Times" has the meaning set forth in Section 1.01(c).
"Employment Agreements" has the meaning set forth in the Recitals.
"Environmental Law" means all Laws and all Orders relating to pollution or protection of the environment, including any Law relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling or handling of any Hazardous Substance, including (i) the federal Clean Air Act, 42 U.S.C. §§7401 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq., as amended; (iii) the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq., as amended; (iv) the Federal Insecticide, Fungicide & Rodenticide Act, 7 U.S.C. §§ 136 et seq., as amended; (v) the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., as amended; (vi) the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., as amended; (vii) the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., as amended; and (viii) the

Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., as amended; and, with respect to each of the foregoing clauses (i) through (viii), all similar state Laws and all successor statutes thereto and the rules and regulations promulgated thereunder, all as amended and supplemented as of or prior to the Closing Date.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.
"ERISA Affiliate" means any Person, together with the Company or any of its Subsidiaries, at any time would be treated as a single employer under Section 414 of the Code.
"Estimated Cash Purchase Price" means an amount of cash equal to the sum of (i) $175,590,000, plus (ii) an amount equal to the result of (x) Company Percentage, multiplied by (y) the amount, if any, by which Estimated Net Working Capital exceeds Target Working Capital, minus (iii) an amount equal to the result of (x) Company percentage, multiplied by (y) the amount, if any, by which Target Working Capital exceeds Estimated Net Working Capital, minus (iv) the Estimated Net Indebtedness Amount, minus (v) the Estimated Company Transaction Expenses.
"Estimated Closing Statement" has the meaning set forth in Section 1.08(a).
"Estimated Company Transaction Expenses" has the meaning set forth in Section 1.08(a).
"Estimated Net Indebtedness Amount" has the meaning set forth in Section 1.08(a).
"Estimated Net Working Capital" has the meaning set forth in Section 1.08(a).
"EUPP" means the Lansing Trade Group, LLC Employee Unit Purchase Plan, effective December 14, 2009.
"EUPP Investments" has the meaning set forth in Section 1.04(f).
"Ex-Im Laws" means all U.S. and non-U.S. Laws relating to export, re-export, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
"Excess Amount" has the meaning set forth in Section 1.08(e)(i).
"Final Cash Purchase Price" means an aggregate amount equal to (i) $175,590,000, plus (ii) an amount equal to the result of (x) Company Percentage, multiplied by (y) the amount, if any, by which Net Working Capital exceeds Target Working Capital, minus (iii) an amount equal to the result of (x) Company Percentage, multiplied by (y) the amount, if any, by which Target Working Capital exceeds Net Working Capital, minus (iv) the Net Indebtedness Amount, minus (v) the Company Transaction Expenses, in each case, as finally determined pursuant to Section 1.08.

"Final Effective Time" has the meaning set forth in Section 1.01(c).
"Final Merger" has the meaning set forth in the Recitals.
"Final Merger Certificate" has the meaning set forth in Section 1.01(c).
"Financial Statements" has the meaning set forth in Section 3.05(a).
"First LGC Certificate of Merger" has the meaning set forth in Section 1.01(a).
"First LGC Effective Time" has the meaning set forth in Section 1.01(a).
"First LGC Merger" has the meaning set forth in the Recitals.
"Fully Diluted Company Units Number" means the sum of (i) the number of Company Units issued and outstanding immediately prior to the Final Effective Time, (ii) the number of In-the-Money Company UARs issued and outstanding immediately prior to the Final Effective Time, (iii) the number of Company Units underlying the Company MURs issued and outstanding immediately prior to the Final Effective Time and which are not receiving a substitute RSA, as set forth on Annex III, (iv) the number of Company Units underlying the Company PMURs issued and outstanding immediately prior to the Final Effective Time and (v) the number of unvested Company RMUs issued and outstanding immediately prior to the Final Effective Time and which are not receiving a substitute RSA, as set forth on Annex III, excluding any Company Units or Company RMUs held in the treasury of the Company and any Company Units held by Purchaser or its Subsidiaries (including Merger Sub 1 (as the surviving entity in the Second LGC Merger)).
"GAAP" means United States generally accepted accounting principles, as in effect from time to time, consistently applied.
"General Indemnity Holdback Amount" means $10,000,000.
"General Indemnity Holdback Consideration" means, with respect to each Seller, an amount equal to the result of (i) such Seller's Allocation Percentage, multiplied by (ii) the remaining portion of the General Indemnity Holdback Amount delivered to the Paying Agent and the Surviving Company on behalf of the Sellers pursuant to Section 8.01(k).
"General Indemnity Survival Date" has the meaning set forth in Section 8.01(a).
"Government Official" means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof.
"Governmental Authority" means any federal, state, local, foreign or other governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel (public or private), commission, or other similar dispute-resolving panel or body.
"Hazardous Substances" means any pollutant, contaminant, material, substance or waste defined or regulated as hazardous or toxic under, or for which standards of conduct or liability may be imposed pursuant to, any Law or Order relating to pollution or protection of the environment, including asbestos or asbestos-containing materials, pesticides, petroleum or petroleum by-products, polychlorinated biphenyls, lead, mold or radiation.
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
"Improvements" means all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof included in the Real Property.
"Income Taxes" means Taxes imposed on, or determined by reference to income including net income, net profits, or branch profits (including any franchise tax imposed in lieu of the foregoing), together with any interest, penalties or additions thereto.
"Indebtedness" means, without duplication, with respect to the Company and its Subsidiaries as of the Closing, directly or indirectly, (i) any indebtedness, liability or obligation for borrowed money, whether current, short-term, long-term, secured or unsecured, (ii) any indebtedness, liability or obligation evidenced by any note, bond, debenture or other similar instrument or debt security, (iii) any liabilities or obligations for the deferred purchase price of property or services with respect to which the Company or any of its Subsidiaries is liable, contingently or otherwise (including any "earn-out", "contingent payment" or "seller note" obligations), as obligor or otherwise (other than trade payables incurred in the ordinary course of business), (iv) any indebtedness guaranteed by the Company or any of its Subsidiaries, (v) any liabilities or obligations under capitalized leases with respect to which the Company or any of its Subsidiaries is liable, determined on a consolidated basis in accordance with GAAP as in effect on the date hereof, (vi) any indebtedness or liabilities secured by a Lien on the Company's or any of its Subsidiaries' assets, (vii) any liability or obligation in respect of letters of credit or bankers' acceptances issued for the account or benefit of the Company solely to the extent drawn, (viii) all liabilities and obligations arising from bank overdrafts, (ix) any liabilities and obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property, (x) any obligations (determined on a net basis) under indentures or arising out of any swap, option, derivative, hedging or similar arrangement, (xi) any severance obligations with respect to directors, officers or employees of the Company or any of its Subsidiaries whose employment was terminated prior to the Closing, (xii) deferred rent, (xiii) unpaid Taxes of LGC, the Company and any of its Subsidiaries (whether or not such Taxes are due and payable as of the Closing Date) with respect to any Tax period (or portion thereof) ending on or before the Closing Date (which shall not be an amount less than zero and which shall not include any offsets or reductions with respect to Tax refunds or overpayments of Tax), and, for purposes of this clause (xiv), treating the taxable year of any Subsidiary of the Company that is a "controlled foreign corporation" (within the meaning of Code Section 957) as ending as of the Closing Date to compute any taxable income resulting from the application of Code Section 951 and Code Section 951A, and, without duplication of the foregoing, all liabilities for Taxes under Section 965 of the Code (including any installments of Tax with respect to any election under Section 965(h) of the Code (or any applicable guidance issued with respect thereto)) and employer's share of payroll and employment Taxes due in connection with payments made in connection with the transactions contemplated by this Agreement, (xv) any amounts owed to current or former Company Unitholders with respect to the redemption of Company Units or Company RMUs prior to the Closing, including any true-up payments or adjustments with respect thereto and (xvi) all accrued interest, make-whole amounts, breakage fees, exit fees, prepayment premiums or the like or penalties related to any of the foregoing; provided that without limiting other liabilities that are not to be included therewith, in no event shall Indebtedness include (A) any amounts included in Net Working Capital or Company Transaction Expenses, (B) any liabilities related to inter-company debt between the Company and any of its Subsidiaries and any Subsidiary of the Company and another Subsidiary of the Company or (C) any fees and expenses to the extent incurred by or at the direction of the Purchaser or otherwise relating to the Purchaser's or any of its Affiliates' financing, including obtaining any consent, agreement or waiver relating thereto, for the transactions contemplated by this Agreement or any other liabilities or obligations incurred or arranged by or on behalf of the Purchaser or any of its Affiliates in connection with the transactions contemplated hereby or otherwise.
"Indemnitee" has the meaning set forth in Section 8.01(f).
"Indemnitor" has the meaning set forth in Section 8.01(f).
"Insurance Policies" has the meaning set forth in Section 3.14.
"Intellectual Property" means any and all intellectual property rights in any jurisdiction throughout the world, including: (i) trademarks and service marks, trade dress and trade names, corporate names, Internet domain names, social media identifications, logos, slogans, trade dress, design rights, and other similar designations of source or origin, (together with goodwill associated with any of the foregoing), (ii) inventions (whether or not patentable), patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions of them, (iii) registered and unregistered copyrights and protected or protectable rights associated with works of authorship, (iv) proprietary and confidential information, including databases, data collections, trade secrets, algorithms, formulae, processes, techniques, technical data, and know-how, (v) software, systems, networks, and social media accounts (including log-in credentials and administrator rights), and (vi) all rights, registrations, and applications for and physical embodiment(s) or media associated with any of the foregoing.
"In-the-Money Company UAR" means a Company UAR with a Base Value that is less than the Per Unit Closing Consideration.
"Investor Questionnaire" has the meaning set forth in Section 1.03(g).

"knowledge of the Company", "to the Company's knowledge" or other similar phrases means the actual knowledge of a particular fact or other matter of the Company's Chief Executive Officer, Chief Financial Officer, General Counsel and Controller and, in each case, the knowledge such individual would reasonably be expected to have obtained of a particular fact or other matter in the course of carrying out the responsibilities and duties inherent to such position.
"Latest Balance Sheet" has the meaning set forth in Section 3.05(a).
"Law" means any law, act, statute, constitution, ordinance, rule, regulation, judgment, injunction, Order, treaty, regulation, decree or other restriction of any Governmental Authority, including common law.
"Lease Consents" has the meaning set forth in Section 2.01(l).
"Leased Real Property" has the meaning set forth in Section 3.07(b).
"Leases" has the meaning set forth in Section 3.07(b).
"Letter of Transmittal" has the meaning set forth in Section 1.03(a).
"LGC" has the meaning set forth in the Preamble.
"LGC 401(k) Plan" has the meaning set forth in Section 5.09.
"LGC Allocation Percentage" means with respect to each LGC Stockholder immediately prior to the First LGC Merger, the percentage set forth on Annex IV and the Payment Schedule under the column labeled "LGC Allocation Percentage" as agreed to by each LGC Stockholder, as updated from time to time by the Sellers Representative.
"LGC Indemnified Taxes" means any and all (i) Taxes imposed on LGC with respect to a Pre-Closing Tax Period, (ii) Taxes imposed on any member of an Affiliated Group of which LGC (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of Law), (iii) Taxes of any Person imposed on LGC as a transferee or successor, by contract, or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing and (vi) reasonable out-of-pocket and third-party costs and expenses associated with preparing, filing and defending any Tax Return of LGC with respect to a Pre-Closing Tax Period.
"LGC Intended Tax Treatment" has the meaning set forth in the Recitals.
"LGC Mergers" has the meaning set forth in the Recitals.
"LGC Shares" has the meaning set forth in Section 3.24(b).
"LGC Stockholders" has the meaning set forth in the Recitals.

"Liability" or "liability" means, with respect to any Person, any liability or obligation of such Person of any kind or nature whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted.
"Liens" means liens, mortgages, pledges, licenses, hypothecations, community property interests, security agreements, easements, restrictions on transfer (other than restrictions imposed on the transfer of any security by applicable securities laws, security interests, charges or encumbrances of any kind or nature).
"Losses" has the meaning set forth in Section 8.01(b).
"Management Restrictive Covenant Agreement" has the meaning set forth in the Recitals.
"Material Contracts" has the meaning set forth in Section 3.09(b).
"Materiality Exception" means the terms "material" or "materially", any clause or phrase containing "material," "materially," "material respects," "Material Adverse Effect," "except where the failure to … has not and would not, individually or in the aggregate, have a Material Adverse Effect," or "except as has not and would not, individually or in the aggregate, have a Material Adverse Effect," or "has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect" or any similar terms, clauses or phrases (including any reference to the Company or Purchaser within any of the foregoing)
"MBCA" has the meaning set forth in Section 1.01(a).
"Merger Sub 1" has the meaning set forth in the Preamble.
"Merger Sub 2" has the meaning set forth in the Preamble.
"Merger Sub 3" has the meaning set forth in the Preamble.
"Merger Subs" has the meaning set forth in the Preamble.
"Mergers" has the meaning set forth in the Recitals.
"Mini-Basket" has the meaning set forth in Section 8.01(d)(i).
"Minority Interest" has the meaning set forth in Section 3.02(a).
"MSHA" has the meaning set forth in Section 3.23(a).
"MUR Plan" means the Lansing Trade Group, LLC Membership Unit Rights Plan, effective April 1, 2012.

"Net Indebtedness Amount" means the amount by which outstanding Indebtedness exceeds $130,000,000; provided that, in the event Indebtedness is less than or equal to $130,000,000, the Net Indebtedness Amount shall be deemed to be $0.
"Net Working Capital" means the amount by which (a) the sum of the current assets of the Company and its Subsidiaries exceeds (b) the sum of the current liabilities of the Company and its Subsidiaries, in each case in accordance with and using only those assets, liabilities and line items set forth on Annex V hereto and determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Financial Statements.
"Objections Statement" has the meaning set forth in Section 1.08(c).
"Order" means any judgment, ruling, order, decision, writ, injunction, determination, ruling or decree of, or any settlement under the jurisdiction of, any Governmental Authority.
"Owned Real Property" means all land, together with all buildings, structures, improvements and fixtures located thereon, including, without limitation, all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, wiring and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, including, without limitation, air, oil, gas, mineral and water rights, owned by the Company or any of its Subsidiaries.
"Partnership Tax Audit Rules" means Code §§6221 through 6241, as amended by the Bipartisan Budget Act of 2015, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax laws.
"Party" and "Parties" have the meaning set forth in the Preamble.
"Pass-Through Income Tax Matter" means any matter relating to the determination of income, gain, loss, deduction or credits with respect to the operations of the business of the Company or the Subsidiaries if any of the Sellers (or their direct and indirect owners) would be liable as a matter of law for income taxes attributable thereto (e.g., the income tax liability for items of income, gain, loss, deduction and credit passed-through to owners with respect to a partnership or S corporation for federal or applicable state and local income tax purposes).
"Paying Agent" has the meaning set forth in Section 1.07(a).
"Payment Documents" has the meaning set forth in Section 1.07(b).
"Payment Fund" has the meaning set forth in Section 1.07(e).
"Payment Schedule" has the meaning set forth in Section 1.08(b).

"Permits" means any approval, bond, certificate of authority, operating certificate, certificate of need, accreditation, qualification, license, franchise, permit, order, registration, variance, consent, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.
"Permitted Liens" means (i) statutory liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and its Subsidiaries and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics', carriers', workers', repairers' and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant, and which shall be paid in full and released at Closing; (iii) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Real Property which are not violated by the current use and operation of the Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business; (v) liens on goods in transit incurred pursuant to documentary letters of credit; (vi) liens securing rental payments under capital lease arrangements; (vii) purchase money liens entered into in the ordinary course of business for amounts that are not overdue; (viii) non-exclusive licenses to Intellectual Property granted in the ordinary course of business consistent with past practice; (ix) other Liens that are not material to the Company and its Subsidiaries taken as a whole; (x) Liens that will be terminated at or prior to the Closing and (xi) Liens set forth on Schedule 9.01.
"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.
"Personal Information" means any information (a) the use, disclosure and maintenance of which is regulated by one or more Laws that apply to the Company or any of its Subsidiaries or (b) that relates to an identified or identifiable person or device, including (i) name, address, telephone number, health information, social security number, drivers' license number, government issued identification number, or any other data that can be used to identify, contact, or precisely locate an individual, (ii) any nonpublic personally identifiable financial information, such as financial account numbers or log-in information, or (iii) Internet Protocol addresses or other persistent device identifiers. Personal Information may relate to any individual, including employees, contractors, customers, and end users.
"Per Unit Closing Consideration" means an amount of consideration equal to the result of (i) the sum of (A) the Closing Payment Amount, plus (B) the aggregate Base Value of all of the In-

the-Money Company UARs, plus (C) the aggregate value of the Stock Consideration, divided by (ii) Fully Diluted Company Units Number.
"Plan" has the meaning set forth in Section 3.08(j).
"PMUR Plan" means the Lansing Trade Group, LLC Phantom Membership Unit Rights Plan for International, Nonresident Employees and Contractors, effective December 1, 2016.
"PPACA" has the meaning set forth in Section 3.13(g).
"Pre-Closing Tax Period" means all taxable periods ending on or before the Closing Date, and the portion of the Straddle Period ending at the end of the Closing Date.
"Preliminary Closing Statement" has the meaning set forth in Section 1.08(c).
"Proceeding" means any action, suit, litigation, audit, investigation, grievance, claim, charge, debarment proceeding, arbitration, condemnation proceeding or other legal proceeding (whether civil, criminal, arbitral or otherwise).
"Purchase Price Adjustment Consideration" means with respect to each Seller, upon the determination of the Final Cash Purchase Price pursuant to Section 1.08 and the making of all payments due pursuant to Section 1.08(e)(ii) (if any), an amount equal to the result of (i) an amount equal to the result of (A) such Seller's Allocation Percentage, multiplied by (B) the Excess Amount (if any), plus (ii) an amount equal to the result of (A) such Seller's Allocation Percentage, multiplied by (B) the remaining portion of the Working Capital Holdback Amount (if any).
"Purchaser" has the meaning set forth in the Preamble.
"Purchaser Common Shares" means the common shares, no par value, of the Purchaser.
"Purchaser Financial Statements" has the meaning set forth in Section 4.10(b).
"Purchaser Fundamental Representations" has the meaning set forth in Section 8.01(a).
"Purchaser Indemnified Parties" has the meaning set forth in Section 8.01(b).
"Purchaser Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that has been, individually or in the aggregate, materially adverse to (x) the ability of the Purchaser and its Subsidiaries (including Merger Sub) to consummate the transactions contemplated herein and (y) the assets, business, financial condition or results of operations of the Purchaser and its Subsidiaries taken as a whole; provided, however, that, solely with respect to the foregoing clause (y) none of the following shall, alone or in combination, constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Purchaser Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) conditions affecting the industry in which the Purchaser and its Subsidiaries participate, the U.S. economy as a whole or the credit, debt, financial or capital markets in general or the markets in which the Purchaser and its Subsidiaries operate (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Purchaser and its Subsidiaries operate) the Purchaser); (ii) commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America; (iii) changes or effects that arise from any seasonal fluctuations in the business of the Purchaser and its Subsidiaries in the ordinary course of business; (iv) changes in global or United States or foreign national or regional economic, financial, regulatory or geopolitical conditions or events in general (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Purchaser and its Subsidiaries operate) the Purchaser); (v) changes in applicable Laws (or interpretations thereof) after the date hereof (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Purchaser and its Subsidiaries operate) the Purchaser); and (vi) changes in GAAP (or interpretations thereof) after the date hereof (except to the extent such change, effect, event, occurrence, state of facts or development disproportionately affects (relative to other participants in the industry in which the Purchaser and its Subsidiaries operate) the Purchaser).
"Purchaser Percentage" means the percentage ownership of the Company held by Purchaser, directly or indirectly, as of immediately prior to the First LGC Merger, which, for illustrative purposes only, is estimated to be approximately 32.5% as of the date hereof.
"Purchaser Shares" means the Purchaser Common Shares issued by Purchaser pursuant to the terms and conditions of this Agreement.
"P/S Contribution" has the meaning set forth in Section 5.09.
"Real Property" means, collectively, the Owned Real Property and the Leased Real Property.
"Real Property Permits" has the meaning set forth in Section 3.07(e).
"Representative" means, with respect to any Person, any Affiliate, director, officer, manager, partner or employee of such Person, or any financial advisor, accountant, legal counsel, consultant or other authorized agent or representative retained by such Person.
"RMU Plan" means the Restricted Membership Unit Plan of the Company, as amended and restated effective August 1, 2007, as further amended or restated from time to time.
"RSA" has the meaning set forth in Section 1.04(a).

"Sanctioned Country" means any country or region that is, or has been in the last five years, the subject or target of sanctions or restrictions under sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Russia, Venezuela, Sudan, Syria, and the Crimea region of Ukraine).
"Sanctioned Person" means any Person that is the subject or target of sanctions or restrictions under sanctions Laws or Ex-Im Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control's ("OFAC") Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.
"Schedule" or "Disclosure Schedules" has the meaning set forth in Article III.
"SEC" means the United States Securities and Exchange Commission.
"SEC Filings" has the meaning set forth in Section 4.10(a).
"Second LGC Certificate of Merger" has the meaning set forth in Section 1.01(b).
"Second LGC Effective Time" has the meaning set forth in Section 1.01(b).
"Second LGC Merger" has the meaning set forth in the Recitals.
"Seller Indemnified Parties" has the meaning set forth in Section 8.01(c).
"Sellers" means, collectively, the Company Unitholders, the Company UAR Holders, the Company MUR Holders, the Company PMUR Holders and the LGC Stockholders.
"Sellers Representative" has the meaning set forth in the Preamble.
"Sellers Representative Admin Expense Fund" means the amount, if any, delivered to the Paying Agent under Section 1.08(e).
"Sellers Representative Admin Expense Fund Consideration" means, with respect to each Seller, an amount equal to the result of (i) such Seller's Allocation Percentage, multiplied by (ii) the remaining portion of the Sellers Representative Admin Expense Fund delivered to the Paying Agent and the Surviving Company on behalf of the Sellers pursuant to Section 1.09.
"Shortfall Amount" has the meaning set forth in Section 1.08(e)(ii).
"Significant Customers" has the meaning set forth in Section 3.19.
"Significant Suppliers" has the meaning set forth in Section 3.20.

"Special Indemnity Cap" has the meaning set forth in Section 8.01(d)(iii).
"Special Indemnity Holdback Amount" has the meaning set forth on Schedule 8.01(d)(iii).
"Special Indemnity Holdback Consideration" means, with respect to each Seller, an amount equal to the result of (i) such Seller's Allocation Percentage, multiplied by (ii) the remaining portion of the Special Indemnity Holdback Amount delivered to the Paying Agent and the Surviving Company on behalf of the Sellers pursuant to Section 8.01(k).
"Special Indemnity Insurance Policy" has the meaning set forth in Section 8.01(l).
"Special Indemnity Survival Date" means the earlier of (i) date on which all claims, controversies and proceedings with respect to the matters set forth on Schedule 8.01(b)(vii) have been fully and finally resolved, including by the issuance of a final, non-appealable court order of a Governmental Authority and (ii) such date as the Purchaser and the Sellers Representative mutually agree in writing to release the then remaining balance of the Special Indemnity Holdback Amount.
"Specified Tax Matters" has the meaning set forth in Section 8.01(b)(iv).
"Stock Consideration" means that number of Purchaser Common Shares, rounded up to the nearest whole number, equal to the quotient determined by dividing (x) the result of (A) $116,080,000 plus (B) the amount, if any, by which the aggregate value of Company RMUs and Company MURs which will be substituted for RSAs, as set forth on Annex III and as provided in Section 1.04(a) and Section 1.04(c) is less than $9,330,000 and (y) the Average Purchaser Share Price; provided that, in no event shall the Stock Consideration exceed an amount equal to 19.99% of the Purchaser Common Shares issued and outstanding as of immediately prior to the Closing.
"Stock Merger Consideration" means, with respect to each Company Unitholder and Company RMU Holder, a number of Purchaser Shares equal to the result of (i)(x) the percentage set forth opposite such Person's name on Annex I under the column "Stock Merger Consideration Percentage" multiplied by (y) the aggregate Per Unit Closing Consideration to which such person is entitled divided by (ii) the Average Purchaser Share Price; provided that, in no event shall the aggregate Stock Merger Consideration paid to all Company Unitholders and Company MUR Holders exceed the Stock Consideration.
"Straddle Period" means a tax period that includes, but does not end on, the Closing Date.
"Subsidiary" means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
"Support Agreement" has the meaning set forth in the Recitals.
"Surviving Company" has the meaning set forth in the Recitals.
"Target Working Capital" means $119,000,000.
"Tax" or "Taxes" means any and all taxes (whether federal, state, local or non-U.S.), including net income, gross income, gross receipts, franchise, alternative minimum, add-on minimum, sales, use, transfer, real property gains, gains, registration, value added, excise, natural resources, severance, goods, services, stamp, occupation, premium, windfall profit, environmental, customs, duties, estimated, real property, special assessment, personal property, capital stock, social security (or similar), pension, unemployment, disability, payroll, license, escheat, unclaimed property, employee, withholding tax or other tax of any kind whatsoever (however denominated), and any similar assessments by a Governmental Authority, whether disputed or not, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing, and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.
"Tax Action" means any Proceeding, action, suit, complaint, petition, litigation, lawsuit, arbitration, claim, charge, audit, inquiry, investigation or other proceeding (whether civil, criminal, or administrative) commenced, brought, conducted, or heard by or before any Governmental Authority.
"Tax Holidays" has the meaning set forth in Section 3.08(u).
"Tax Proceeding" has the meaning set forth in Section 8.02(d).
"Tax Returns" means any return, report, information return, form or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Authority relating to any Tax, including any amendment thereof.
"Termination Date" has the meaning set forth in Section 7.01(d).
"Threshold Amount" has the meaning set forth in Section 8.01(d)(i).
"Trade Control Laws" has the meaning set forth in Section 3.21.
"Transfer Taxes" has the meaning set forth in Section 8.02(e).

"UAR" has the meaning set forth in the Company UAR Plan.
"UAR Plan" means the Lansing Trade Group, LLC Unit Appreciation Rights Plan, executed as of December 15, 2014.
"Unit" has the meaning set forth in the Company UAR Plan.
"Unitholder Approval" means the approval of the Merger by the requisite vote of the Company Unitholders as required by the Company LLC Agreement.
"Unresolved Claims" has the meaning set forth in Section 8.01(k).
"WARN" has the meaning set forth in Section 3.06(k).
"Willful Breach" means a material breach that is a consequence of an act or failure to act with the actual knowledge that the taking of the act or failure to act would, or would reasonably be expected to, result in a material breach.
"Working Capital Holdback Amount" means $2,000,000.
9.02    Other Definitional Provisions.
(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    Successor Laws. Any reference to any particular Code section or any other law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, provided that any reference to a Code section or other law or regulation as set forth in the representations and warranties contained in this Agreement shall be deemed in any case to reference the substantive provisions of such Code section, law or regulation as in effect on the date hereof.
ARTICLE X
MISCELLANEOUS
10.01    Press Releases and Communications.
The initial press release announcing this Agreement, any ancillary agreements and the transactions contemplated herein shall be in substantially the form mutually agreed upon by the Company and the Purchaser. No other press release, public announcement or public filing related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or suppliers of the Company or its

Subsidiaries, shall be issued or made by any party hereto without the joint approval of the Purchaser and the Company (which approval shall not be unreasonably withheld, delayed or conditioned), unless required by Law or stock exchange rules; provided that (a) no Party shall be required to obtain approval or provide materials for review to the extent that the applicable press release, announcement, public filing or communication consists of information that has previously been made public without breach of the obligations under this Section 10.01 and (b) Purchaser may disclose any information concerning the transactions contemplated by this Agreement which it deems appropriate in its reasonable judgement in light of its status as a public owned company, including to securities analysts and institutional investors and in press interviews. In the event that any such additional press release, public announcement or public filing is required by or advisable under applicable Law or stock exchange rules, the party obligated to make such press release, public announcement or public filing shall use commercially reasonably efforts to provide the other party with reasonable advance notice of such requirement and the content of the proposed press release, announcement or filing and a reasonable opportunity to review and comment on such release, announcement or filing and consider in good faith any comments with respect thereto. The Parties understand and agree that Purchaser or its Affiliates intend to publicly disclose the existence and terms of this Agreement and the transactions contemplated hereby subsequent to the execution of this Agreement.
10.02    Expenses.
Except as otherwise expressly provided herein, each of Sellers, the Company, LGC, the Purchaser and the Merger Subs shall pay all of their own respective fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants) incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.
10.03    Notices.
All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail to the e-mail address set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:
Notices to the Purchaser and Merger Subs (and, after the Closing, the Surviving Company)

The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537
Attention: Naran Burchinow, General Counsel
Email: naran__burchinow@andersonsinc.com

with a copy to:
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention: Gerald T. Nowak, P.C.
     Paul Zier
Email: gnowak@kirkland.com; paul.zier@kirkland.com

Notices to the Sellers and Sellers Representative (and prior to Closing, the Company):

Sam Freitag
Husch Blackwell LLP
4801 Main, Suite 1000
Kansas City, Missouri 64112
In care of: James M. Ash
Email: scfreitag@gmail.com

with a copy, which shall not constitute notice, to:
Husch Blackwell LLP
4801 Main, Suite 1000
Kansas City, Missouri 64112
Attention: James M. Ash
Email: james.ash@huschblackwell.com

10.04    Assignment.
This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser or any Merger Sub, on the one hand, and the Company, LGC or the Sellers Representative, on the other hand, without the prior written consent of the other party; provided that Purchaser and any Merger Sub may, without the consent of any Person, assign in whole or in part their rights, interests and obligations pursuant to this Agreement to (i) one or more of their Affiliates, (ii) after the Closing, any purchaser of all or substantially all of the assets of such assignor or (iii) any of their lender(s) as collateral security; provided, further that, in the case of clauses (i)

and (iii), such assignment shall not relieve Purchaser or such Merger Sub of any of its obligations hereunder.
10.05    Severability.
Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
10.06    References.Capitalized terms used herein shall have the respective meanings assigned thereto herein (such definitions to be equally applicable to both the singular and plural forms and to the masculine as well as to the feminine and neuter genders of the terms defined). A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to "$" shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a "Section," "Exhibit," "Disclosure Schedule" or "Schedule" shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. English shall be the governing language of this Agreement. The word "including" shall mean "including, without limitation". "Shall" and "will" mean "must," and shall and will have equal force and effect and express an obligation. "Writing," "written" and comparable terms refer to printing, typing, and other means of reproducing in a visible form. References herein to this Agreement mean this Agreement as from time to time amended, modified or supplemented, including by waiver or consent. All references to materials being "made available" by the Company means documents posted and accessible to Purchaser and its advisors in the electronic data room for "Project Brisket" hosted by Husch Blackwell at least one Business Day prior to the date hereof and remained so posted and accessible continuously through the Closing. All references to the "ordinary course of business" of a particular Person or similar phrases shall mean the ordinary course of business consistent with past practices of such Person and its Subsidiaries (including with respect to timing, frequency and magnitude).
10.07    Construction.
The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including, without limitation, whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of law or breach of Contract).
10.08    Amendment and Waiver.
This Agreement may be amended, and any provision of this Agreement may be waived; provided, that any such amendment or waiver shall be binding upon the parties hereto only if such amendment or waiver is set forth in a writing executed by the parties hereto, and any such amendment or waiver shall be binding upon the Company, the Purchaser and the Merger Subs only if such amendment or waiver is set forth in a writing executed by the Company, the Purchaser or the Merger Subs, as the case may be. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
10.09    Complete Agreement.
This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
10.10    Third-Party Beneficiaries.
Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement; provided, however, that the D&O Indemnified Persons are intended beneficiaries of, and shall have the right to enforce, the provisions set forth in Section 6.03.
10.11    Waiver of Trial by Jury.

THE PARTIES HERETO WAIVE ANY RIGHT, TO THE FULLEST EXTENT PERMITTED BY LAW, TO A TRIAL BY JURY IN ANY ACTION, CLAIM OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR (II) ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.
10.12    Specific Performance.Each of the Company, LGC, the Purchaser and the Merger Subs acknowledges and agrees that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each of the Company, LGC, the Purchaser and the Merger Subs agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which they may be entitled pursuant hereto. If the Closing shall not have occurred because of a breach by the Purchaser or any Merger Sub of its obligations under this Agreement, and all of the conditions set forth in Section 2.01 to the Purchaser's and the Merger Subs' obligations have either been satisfied or previously waived in writing (or would have been satisfied or are capable of being satisfied but for such breach of the Purchaser's or such Merger Sub's obligations under this Agreement), then the Company shall have the right to a court order specifically enforcing the provisions of this Agreement as to which such breach applies and, in any event, to specifically force the Closing to occur. If the Closing shall not have occurred because of a breach by any of the Company or LGC of its obligations under this Agreement, and all of the conditions set forth in Section 2.02 to the Company's obligations have either been satisfied or previously waived in writing (or would have been satisfied or are capable of being satisfied but for such breach of the Company's or LGC's obligations under this Agreement), then the Purchaser and the Merger Subs shall have the right to a court order specifically enforcing the provisions of this Agreement as to which such breach applies and, in any event, to specifically force the Closing to occur.
10.13    Delivery.
This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or in electronic or digital form as a defense to the formation of a contract and each such party forever waives any such defense.

10.14    Counterparts.
This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.
10.15    Governing Law.
All Claims, issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
10.16    Consent to Jurisdiction.
SUBJECT TO THE PROVISIONS OF SECTION 1.08 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN ANY FEDERAL OR STATE COURT LOCATED IN DELAWARE. EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT.

10.17    Payments under this Agreement.
Each party agrees that all amounts required to be paid hereunder shall be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate, reduction or withholding and not subject counterclaim or offset, on the dates required hereby (with time being of the essence).
* * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the day and year first above written.

LANSING TRADE GROUP, LLC
By: /s/ William E. Krueger
Name: William E. Krueger
Its: Chief Executive Officer

THE ANDERSONS, INC.
By: /s/ Patrick E. Bowe
Name: Patrick E. Bowe
Its: Chief Executive Officer

BRISKET MERGER SUB 1, LLC
By: /s/ Naran U. Burchinow
Name: Naran U. Burchinow
Its: President and Secretary

BRISKET MERGER SUB 2, LLC
By: /s/ Naran U. Burchinow
Name: Naran U. Burchinow
Its: President and Secretary

BRISKET MERGER SUB 3, LLC
By: /s/ Naran U. Burchinow
Name: Naran U. Burchinow
Its: President and Secretary

SELLERS REPRESENTATIVE By: /s/ Sam Freitag Name: Sam Freitag

LGC GROUP, INC.
By: /s/ William E. Krueger
Name: William E. Krueger
Its: Chief Executive Officer